58 Properties 27 Countries 1 Philosophy

Our Values

Our Goals      Our Beliefs      Our Principles

WHO WE ARE      We have chosen to specialize within the hospitality industry, by offering only experiences of exceptional quality. Our objective is to be recognized as the company that manages the finest hotels, resorts, residence clubs and other residential projects wherever we operate. Our goal is to create properties of enduring value using superior design and finishes, and support them with a deeply instilled ethic of personal service. Doing so allows Four Seasons to satisfy the needs and tastes of our discriminating customers, and to maintain our position as the world’s premier luxury hospitality company.

WHAT WE BELIEVE      Our greatest asset, and the key to our success, is our people. We believe that each of us needs a sense of dignity, pride and satisfaction in what we do. Because satisfying our guests depends on the united efforts of many, we are most effective when we work together cooperatively, respecting each other’s contribution and importance.

HOW WE BEHAVE      We demonstrate our beliefs most meaningfully in the way we treat each other and by the example we set for one another. In all our interactions with our guests, business associates and colleagues, we seek to deal with others as we would have them deal with us.

HOW WE SUCCEED      We succeed when every decision is based on a clear understanding of and belief in what we do and when we couple this conviction with sound financial planning. We expect to achieve a fair and reasonable profit to ensure the prosperity of the company, and to offer long-term benefits to our hotel owners, our shareholders, our customers and our employees.

Financial Highlights All amounts referred to in this document are in Canadian dollars unless otherwise noted.
[1]	EBITDA is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. EBITDA is the same as earnings before other operating items. EBITDA is not intended to represent cash flow from operations, as defined by generally accepted accounting principles, and EBITDA should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by generally accepted accounting principles. EBITDA of Four Seasons may also not be comparable to EBITDA used by other companies, which may be calculated differently. EBITDA is included because the Corporation’s management believes it can be used to measure the Corporation’s ability to service debt, fund capital expenditures and expand its business.
[2]	Effective January 1, 2002, the Corporation adopted the new accounting standard for goodwill and other intangible assets as established by The Canadian Institute of Chartered Accountants (see note 1(l)(i) to the consolidated financial statements). In accordance with the new standard, the reported results for the previous years have not been restated. However, had the Corporation adopted the new accounting standard for the year ended December 31, 2001, the adjusted net earnings, basic earnings per share and diluted earnings per share of the Corporation would have been $89.5 million, $2.56 and $2.34, respectively.

Forward-looking Statements

When used in this document, the words “believes,” “anticipates,” “expects” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include comments about RevPAR, profit margin and operating and earnings trends, statements concerning the number of additional properties expected to be managed in future years, expected spending and similar statements concerning anticipated future events and expectations that are not historical facts. Readers are cautioned that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the duration and severity of the current economic slowdown and the impact of the equity markets’ decline and volatility, the pace of the lodging industry’s recovery from the terrorist attacks of September 11, 2001 and subsequent terrorist attacks and threats around the world and the uncertainty concerning the potential for similar events, threats of war, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, and the availability of capital to finance growth, any of which could cause actual results to differ materially from those expressed in or implied by the statements herein. Given these uncertainties, readers are cautioned not to place undue reliance on these statements. Except as expressly required by applicable law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Table of Contents
Message to Our Shareholders Management Committee Roundtable Industry Awards Worldwide Locations Table of Contents Annual Information Form
Five-Year Review Table of Contents of Management’s Discussion and Analysis Corporate Information Consolidated Financial Statements Corporate Directory

Message to Our Shareholders

Isadore Sharp
Founder, Chairman and Chief Executive Officer

“We continue to build on a foundation that is rock solid, the result of more than 40 years of consistent thought and action. From this solid base, we expect a strong rebound in earnings when geopolitical issues stabilize and the economy improves. Over the next decade, we intend to continue to build on these foundations, and believe the best is yet to come.”

The severity of the downturn in the lodging industry is unprecedented, with geopolitical and economic issues negatively affecting our earnings during the past two years. However, our experience has shown, and careful review of every aspect of our business has confirmed, that our short- and long-term strategy remains sound.

Service excellence is our most important competitive advantage and remains our distinguishing edge. Our dedicated employee base of almost 30,000 gives our brand its global reputation for excellence. Our Corporation is built on the Golden Rule, of treating others as you would like to be treated, a value system which is as applicable to General Managers as it is to any other employee. With this simple yet powerful credo, we have been able to go anywhere in the world and turn a group of seemingly ordinary people into an extraordinary workforce. The strength of the team we create means we have been able to marshal ourselves more readily to overcome recent difficulties.

Since September 11, 2001, and throughout the unsettled economic conditions that have followed, the ingenuity of our people has enabled us to control costs while maintaining our renowned customer service standards. Despite the challenges we’ve faced together, or perhaps because of them, Four Seasons was named to Fortune magazine’s prestigious 100 Best Companies to Work For list for the sixth year running. What is most meaningful is that it is the employees themselves who vote to include a company on this list.

It is not just the staff at the hotels and resorts who have given Four Seasons their vote of confidence, it has also been our guests. During this downturn, as in previous ones, we have been determined to ensure that the Four Seasons experience would not change for our valued customers, despite our need to keep a watchful eye on costs. The positive feedback has been significant, allowing us to maintain our industry-leading room rates during a period of lower travel demand, as well as to maintain or increase market share. Moreover, Four Seasons hotels garnered more awards and accolades for service for 2002 than any other hotel company.

While the travel industry still faces uncertainty in 2003, tourism in the long term is a healthy and growing industry. Recent research from the World Travel and Tourism Council suggested that economic activity from travel and tourism is expected to double in the next 10 years. As the economy rebounds and uncertainty declines, Four Seasons should be well positioned to capitalize on that growth and serve the luxury traveller all around the globe.

We aim to maximize long-term cash flow from our management and royalty arrangements related to the Four Seasons brand, which we believe helps us build significant value for our shareholders. Our Corporation has continued to demonstrate its ability to add important locations with four new properties opened in 2002. We have also put in place plans that should allow us to remain on track for our projected five to seven new openings per year, in a wide diversity of geographic locations, including the United States. For all these properties, our business emphasis remains on management rather than ownership.

Four Seasons also has a unique opportunity to build occupancy levels within both our existing and our new hotels and resorts when the global economy begins to improve. Our global sales efforts are supported by 14 Worldwide Offices in conjunction with our 58 hotel sales teams – the largest and most integrated selling organization in the luxury hotel industry. We have long histories and active relationships in all the major travel segments – individual business travel, vacations, meetings, incentives and special events – as well as in specific industries. The quantity and quality of our client interaction on the sales front has increased with the Corporation’s growth and they tell us this is a key point of difference for Four Seasons, as important as the service difference guests receive in our hotels and resorts. As a result, our properties have become the market leaders in virtually all of the markets we serve.

Protecting market leadership and sustaining premium rates allow us to deliver sound economic returns to our capital sources. This, in turn, should continue to afford us access to capital for future Four Seasons properties, for which we believe we can negotiate management contracts that are the longest in the industry.

We have weathered downturn cycles before – and always emerged stronger. In 1992, the Gulf War’s impact on an overbuilt hotel industry brought a deep downturn in travel. Yet, those conditions created the opportunity to purchase the Regent hotels, significantly advancing our global strategy. By managing for value over the longer term, by remaining focused on our values and the key needs of our guests and partners, and by effectively using our worldwide resources, we believe Four Seasons and its shareholders are well-positioned to benefit from the upturn that will come.

Relative to the industry as a whole, we are gaining ground. We have strengthened our market position by maintaining our product offering and enhancing our market share. We have also continued to add important new locations to the growing Four Seasons portfolio. We have been able to maintain what many lodging research analysts consider the best balance sheet in the industry. We continue to build on a foundation that is rock solid, the result of more than 40 years of consistent thought and action.

From this solid base, we expect a strong rebound in earnings when geopolitical issues stabilize and the economy improves. Over the next decade, we intend to continue to build on these foundations, and believe the best is yet to come.

At our upcoming annual meeting, three of my original partners and members of our Board of Directors, Edmond Creed, Fred Eisen and Murray Koffler will be retiring from the board. We are thankful for their numerous and invaluable contributions over many years. Brent Belzberg and Heather Monroe-Blum have recently joined our Board of Directors and Ron Osborne has been nominated to join at our next annual meeting. We warmly welcome these outstanding additions to the board and believe that we have the necessary breadth and depth of experience to help guide Four Seasons through our next period of growth.

On the following pages you’ll find discussions of how our senior management team has dealt with near-term challenges, while looking ahead at opportunities for longer-term value creation. We believe that this combination augurs well for the continued successful growth of Four Seasons well into the future.

/s/ Isadore Sharp

Isadore Sharp
Chairman and Chief Executive Officer

Management Committee Roundtable

Kathleen Taylor	Wolf H. Hengst	Douglas L. Ludwig
President Worldwide Business Operations	President Worldwide Hotel Operations	Executive Vice President Chief Financial Officer

“We take an in-depth approach to new hotel and resort development; we focus on each business opportunity, weighing future trends, strategic benefits, yield potential and overall value. All of this is done, whether in the most difficult economic cycles or during times of high demand, with the goal of maintaining or enhancing market share in each location, all with a view to maximizing the returns of each of our properties.”

The downturn in the lodging industry is unprecedented. How have we responded to today’s challenges and opportunities?

The downturn in travel continues to be difficult and challenging. However, as in previous cycles, we discover ways to operate even more efficiently and become better, more disciplined managers. We continue to focus on our guests and to maintain the service experience they expect. As importantly, we work in ways that help ensure we strengthen the Four Seasons culture that allows us to provide the service experience, the very essence of our brand value and promise. We take an in-depth approach to new hotel and resort development; we focus on each business opportunity, weighing future trends, strategic benefits, yield potential and overall value.

All of this is done, whether in the most difficult economic cycles or during times of high demand, with the goal of maintaining or enhancing market share in each location, all with a view to maximizing the returns of each of our properties. Using calculations from Smith Travel Research, where 100 represents fair market share, Four Seasons improved its market share in the overall U.S. luxury hotel market from 117 in 2000 to 122 in 2001 and maintained this level in 2002. Our objective for 2003 is to maintain or enhance this performance.

Operations:

Deepening our commitment to service

Following September 11, 2001, many other hotel companies chose to cut services. We made a very conscious decision to maintain ours. We looked for ways to control our costs, while maintaining our rates and sustaining the all important value proposition for our customers. We were not immune to the effects of a slowing economy, as our occupancies declined in line with the industry. However, unlike many others, we generally maintained our room rates at the record levels reached in 2000 and improved our market share, despite contrary predictions by industry experts.

When times are tough, the first impulse in many businesses – not just hospitality – is to reduce price. The common wisdom is that lower prices will stimulate greater sales. When Four Seasons made the decision not to discount its room rates, some questioned it. However, time is proving our decision to have been wise. In fact, preliminary results of a study of Smith Travel Research data by Cornell University’s Center for Hospitality Research indicates that, in the hotel industry, “discounting does not increase demand as much as it reduces revenues.” Moreover, it is difficult to return discounted prices to former levels after the economy rebounds.

Four Seasons Market Share

2002 Industry Awards

Barbara M. Talbott	Randolph Weisz	John W. Young
Executive Vice President Marketing	Executive Vice President and General Counsel	Executive Vice President Human Resources

Although the majority of the lodging industry now competes on price and frequent-stay programs, lowest price is not the measure of value for the service-minded traveller. As our RevPAR performance demonstrates, high-end customers continue to see a significant difference in our product offering and are responding to the value Four Seasons provides. For business travellers, who are working harder than ever and encountering more travel challenges than before, a hotel which provides highly personalized service 24 hours a day is not a luxury, but a critical tool which allows them to accomplish the purpose of their trip and maintain their productivity while they are travelling. And, in a world where time with friends and family is at an even greater premium, Four Seasons can offer our customers a growing number of attractive leisure destinations, with service that allows them to make the most of their time away.

Increasing industry and market leadership
The evidence that our customers recognize a difference between Four Seasons service and the competition is now overwhelming. As has been the case for many years, we received more industry awards during 2002 than ever before. Four Seasons stood first in both 2002 and 2001 in the first surveys of guest satisfaction in North American luxury hotels conducted by J.D. Power and Associates. We were also ranked number one in the firm’s first survey of meeting planners.

For the past 22 years, Four Seasons has received more AAA Five Diamond awards than any other hotel company in the world. Reader surveys conducted in Institutional Investor and Condé Nast Traveler magazines consistently rank Four Seasons as top choice for both business and leisure travel, while Andrew Harper’s Hideaway Report and The Gallivanter’s Guide regularly point to Four Seasons as the hotel of choice for discerning travellers in the U.S. and abroad.

Another validation of excellence came in January 2003, when Four Seasons Resort Sharm el Sheikh, which opened only in May of last year, became the Editor’s Choice for Hotel of the Year in The Gallivanter’s Guide. The editor says, “Reader feedback, especially from Europe, says that [they] are so delighted with the quality of everything in this new Four Seasons beach resort that [they] are already planning to return.”

The current state of the marketplace has given Four Seasons the opportunity to continue to widen the gap with the competition in all measures of service and in the premium room rates that Four Seasons service supports. In the last decade, Four Seasons has achieved sizeable RevPAR premiums over its competitors in the upscale and luxury segment of the business, with premiums that have grown significantly over time. Even with the downturn in business over the past two years, according to Smith Travel Research, Four Seasons earned a 138% premium in RevPAR over the upper upscale segment of the U.S. lodging industry. In addition, Four Seasons also earned a 34% premium over our nearest luxury competitor.

In addition, although the gross operating profit margin of the hotels under management has declined primarily as a result of increased energy and labour and benefit costs, we continue to have gross operating margins that are higher than the majority of the other hotel companies.

Development:

Strategic growth that outpaces the industry

Our strategy has been to open five to seven new hotels a year, and we came very close to this in 2002. During the year, we opened four new Four Seasons properties: Shanghai, China; Sharm el Sheikh, Egypt; Tokyo at Marunouchi; and Amman, Jordan; with Riyadh, Saudi Arabia being delayed due to completion challenges, opening in February 2003.

In 2003 or early 2004, we are scheduled to open five additional hotels and resorts in Exuma, Bahamas; Miami, Florida; Budapest, Hungary; Hampshire, England, our first European resort; and Jackson Hole, Wyoming, our first mountain resort. Over the next 18 months, we also expect to open nine additional properties.

RevPAR Premium

Antoine Corinthios	James FitzGibbon
President, Hotel Operations Europe, Middle East and Africa	President, Hotel Operations Asia Pacific

Including the 14 properties discussed above, currently we have 21 new projects under construction or in advanced stages of development in seven additional countries, and many more opportunities in the pipeline. During the past year we announced new projects in Orlando, Florida; Damascus, Syria; Langkawi, Malaysia; and a new residential project in Whistler, British Columbia. We also continue to seek out opportunities to rebrand existing hotels, and are ready to act as these situations arise.

Some lodging research analysts have expressed concern, given the current geopolitical situation, about the number of hotels we are opening in the Middle East. Yet our strategy for that region, as elsewhere in the world, takes a very long-term view. We are fortunate to have strong regional partners who are committing the majority of the capital for these new projects. Moreover, our research has shown that local and regional demand, combined with relatively low operating costs, should allow these hotels and resorts to generate acceptable returns on capital until international travel to the region increases.

Building on strong partner relationships

Our ability to attract new projects, equity partners and available financing is a factor that should differentiate Four Seasons from its competitors. Our pipeline remains robust, with sufficient opportunities to give us a high degree of confidence that we can maintain the pace of new construction to satisfy our unit growth potential for the foreseeable future.

We are fortunate to work with over 50 existing and potential partners who develop and own our properties. Many of these relationships were forged years ago, and the majority of these relationships are on a solid foundation. However, for the first time in our 40-year history, we are in arbitration with owners of two of our properties, Four Seasons Hotel Caracas and the Four Seasons hotel in Seattle. We expect that a significant amount of management’s time and legal costs will be incurred in the near term to resolve these issues. However, we are confident that an acceptable resolution will be achieved in both of these situations.

Our development strategy has enabled us to grow in more key urban and resort markets than our competitors, enabling us to strengthen our global brand position in the destinations that are travelled to most frequently by our guests. In New York, London, Paris, Tokyo and Milan, Four Seasons is present and thriving. Our strong brand name and our market-leading portfolio give us the opportunity to consider all feasible luxury projects throughout the world.

Sales and Marketing:

Strengthening our global brand

As in any business, different economic cycles often call for different emphases. Yet today’s difficult market has not really changed the basic way we market our hotels and resorts. Many of the changes we have made are simply in response to the fact that we are growing as a company, organically and geographically.

Service remains the most important distinguishing element when choosing a high quality hotel for business or leisure travel, and value takes a higher profile in times of economic challenge. For more than 15 years, Four Seasons’ sales, advertising and brand messages have emphasized the value of service, a concept even more explicit in new tactical advertising introduced late in 2001 and carried forward in 2002.

Four Seasons has participated in nearly every geographic market and business segment for many years. This means that a downturn in one segment or location can, to some extent, be offset by stronger results in others. In 2002, we saw greater-than-expected demand for many resorts and for key city destinations such as Paris. Wider geographic presence also allows us to capitalize on the increased demand for leisure travel, sometimes “closer to home”, and we have seen new locations such as San Francisco and Sharm el Sheikh quickly develop strong local and regional followings.

Enhancing communication with customers

In every economic climate, we strive to listen and follow up promptly on the feedback we receive from our guests and industry partners. Over the past 18 months, we have stepped up the pace of our research, both formal and informal, actively seeking to validate and evolve our sense of the market and to act on travel trends. In a time of shorter decision windows, we have also enhanced our quick-response mechanisms, including the ability to book and execute flawless meetings and events on tighter timelines. We offer more sales and operations support than ever before to planners who, themselves, are often doing more with less.

For affluent customers, key brand activities such as fourseasons.com and global public relations are among the most persuasive means of contact. Our expanded web content offers additional visual information and useful links. In 2002, we saw a 41% increase in bookings and 28% increase in traffic via that channel. Four Seasons’ web content has also been translated into German and Japanese, with full sites in these languages expected to be launched during 2003. In 2002, along with North American public relations, stepped-up efforts in Europe, Japan and the Middle East also resulted in greater visibility and awareness of Four Seasons hotels.

Global Presence

Finance:

Reducing our exposure to cyclicality

Although lodging is generally a cyclical industry, we believe that our predominant focus on hotel management operations, rather than the ownership of hotel assets, should make Four Seasons’ operating results less cyclical than the industry trend. Holding majority investments in hotel properties is not part of our strategy. Indeed, we prefer to take only a minority position in our properties under management where this is required to secure a new long-term management agreement. We also look to exit these minority positions within the first five years of the related hotel’s operation through sale. Our business model has evolved to the extent that, in a steady economic environment, hotel management operations should contribute more than 90% of our operating earnings.

The three exceptions to this general rule are The Pierre and Four Seasons hotels in Berlin and Vancouver. Four Seasons owns 100% of the long-term leasehold in each of these properties. The leasehold nature of these interests makes them more difficult to sell or restructure. In addition, Four Seasons has a majority equity freehold interest in Four Seasons Residence Club Scottsdale at Troon North, which interest Four Seasons anticipates reducing through a sale to a third party.

Travel demand following September 11, 2001, declined more than in any prior cycle. Business travel demand in the United States, and specifically in New York, was the most severely affected. As a consequence, the operating results at The Pierre in New York had a disproportionate negative impact on our earnings in both 2001 and 2002. The severity of this cycle has increased our resolve to reduce further our exposure to majority ownership positions, thereby lessening the possibility that one or two markets could have such a significant effect on our otherwise relatively stable hotel management earnings.

To reduce the impact of our three 100%-owned properties, we will continue to seek ways to improve operating profitability and further limit our exposure to the lease obligations. We are beginning discussions with each of the landlords to determine what, if any, alternatives may be available to reduce Four Seasons’ financial exposure. However, while we continue to pursue operating improvements at The Pierre, it is unlikely that any benefits will be realized in 2003 due to low business travel demand, future travel disruptions anticipated because of the conflict in Iraq, and continued uncertainty regarding the threat of further terrorist attacks in the United States.

Continuing to support our business model

Despite the poor performance of our majority hotel ownership interests since September 11, 2001, our business model has performed well in the most severe market circumstances we have known. The capital needed for investment in our existing assets is manageable, ranging between $10 million to $15 million per year. This has allowed us to deploy the majority of our operating cash flow for investments to create new long-term hotel management agreements, which generate additional fee revenues with minimal incremental costs. Careful capital allocation remains a key priority to ensure continued long-term positive returns, despite extremely difficult market conditions.

We also maintained a strong balance sheet, with cash and cash equivalents in excess of our long-term debt position. We have maintained our investment grade debt ratings. However, as a result of the conflict in Iraq, certain of the rating agencies are currently reviewing their outlook for the lodging industry and have advised that, if the military action in Iraq is protracted and causes a more severe disruption in travel, the likelihood of rating and outlook changes is greater. If a rating or outlook change relating to Four Seasons was to occur, there should not be any material financial implications for the Corporation. With over $165 million of cash and cash equivalents, and no material debt maturities over the next five years, we believe we are extremely well positioned to use our balance sheet for additional investments to secure new long-term management agreements and to act on desirable acquisition opportunities that meet our operating criteria.

We continue to focus our attention on maintaining a strong financial position, a disciplined capital allocation process, and high profit margins in our management business. This should position us to achieve a rapid improvement in operating cash flow when the economy recovers, creating considerable shareholder value.

Management’s view of valuation

The Corporation’s management seeks to build value for its stakeholders by creating and managing the finest luxury hotels and resorts with the finest personalized service. Four Seasons guests value this service to such an extent that achieved room rates are at a significant premium to its competitors. These premium room rates allow the Corporation to deliver sound economic returns to its capital sources over the long run, which provide the Corporation with access to capital to build future Four Seasons properties. The Corporation ensures that the Four Seasons brand is protected in these valuable locations by negotiating long-term management contracts that typically average 60 years in duration and earn long-term royalty and management fee cash flows. The Corporation makes investments in, or advances in respect of or to, properties with a view to obtaining new management agreements or enhancing existing management agreements where the overall economic return to the Corporation justifies the investment or advance. The Corporation structures these investments and advances such that generally, over the life of the relevant management agreements, there is no additional or reinvestment obligation for the Corporation.

Given the length of time necessary to negotiate, plan, design, build, open and establish a market leadership for a new Four Seasons property, management naturally has a long-term perspective in every key decision taken to create value for the Corporation’s stakeholders. Management’s goal is to maximize the long-term free cash flow from our management and royalty arrangements relating to the Four Seasons brand (free cash flow is defined as cash flow available, after all operating costs and any reinvestment in existing assets required to maintain those asset positions).

Management believes that companies should be valued based upon their ability to maximize free cash flow available to their shareholders, over the long-term. As such, management does not believe that near-term earnings, particularly in the current environment where a series of macro events have caused an unusual period of demand disruption, are relevant to the proper valuation of the Corporation’s stock.

Human Resources:

Working closely with our employees

Pressure to maintain margins means increased emphasis on cost-containment and cost-reduction. Fortunately, at most of our properties, we were able to work closely with our dedicated employees to find creative solutions to staffing and cost control. As positions became vacant, we reviewed each carefully to see if we could manage the business efficiently without immediately filling it. In situations where layoffs were inevitable, we know that we had done everything possible to avoid this situation.

At a time when there is a heavy emphasis on hands-on leadership, we have not lost any key people at the most senior managerial level, where the average length of service is at least 21 years. At the general manager and corporate and regional vice president level, average tenure is approximately 15 years. The longevity of our management team is a critical factor in allowing us to pursue our goal of opening so many new properties and making each of these properties market leaders in very short timeframes.

Four Seasons employees are our most important assets, as our renowned service product is delivered whenever they are in contact with our customers. Critical to our ability to succeed and grow is our ability to attract and retain the most talented individuals. During the strong economic cycle of the late 1990s, virtually all our top people were heavily recruited by other companies, both within and outside the lodging industry. We are very pleased that we were able to retain our key employees. This retention during boom times helps tremendously during slower economic cycles, in that it ensures we have the creative talent to manage through the current circumstances.

Keeping our corporate culture meaningful

We believe that in many respects this adversity has brought us together and further cemented our employee loyalty. Striving to maintain a motivated, committed and optimistic workforce is always a challenge, and becomes only more so in tough economic times. Yet, we have demonstrated to our people that we are true to our culture regardless of the challenges. Maintaining our core standards and not compromising on our value system has sent a very powerful message throughout the organization.

Four Seasons has in many respects the strongest balance sheet in the lodging industry. This strength is a comfort to our existing employees and makes us an even more attractive potential employer to recruitment candidates. We are fortunate that our development pipeline remains strong, and we continue to open several new properties each year, providing new challenges and new opportunities for our dedicated people around the world.

Culture in Action
Four Seasons Resort Sharm el Sheikh
We had planned a soft opening for our resort in Sharm el Sheikh, Egypt – only 30 of the 140 guest rooms. Then, the General Manager learned that a Head of State was on his way – bringing 170 guests. He turned for help to his Four Seasons colleagues. In no time, 200 pairs of helping hands had arrived, from Cairo, Lisbon, Dublin, Berlin and London, from housekeepers to cooks to managers, all bringing crucial supplies that were still in transit to the newly opening property. After a quick orientation, the international Four Seasons team went to work as trainers, especially around key flash points such as baggage handling and room service. The ad hoc workforce pulled together like a well-oiled machine.
On departure day, all 500 staff gathered to wave and cheer as the motorcade pulled away. The passengers – accustomed to concealing their identities behind blacked out windows – peered out to wave back, a touching acknowledgement of a job well done.

Four Seasons Hotel Philadelphia
A guest arrived to attend her daughter’s graduation ceremony at the University of Pennsylvania. When she opened her luggage, she found that one of the mother-of-pearl buttons on the suit she had intended to wear had broken during travel. Our laundry attendant could not find a matching button at the hotel. However, remembering a dress with similar buttons at home, she called her husband, who took a 45-minute bus ride to bring the dress in to the hotel. The attendant replaced all the buttons on the guest’s suit with those from her own dress.

Four Seasons Hotel London
A guest visiting from the U.S. wanted to reconnect with a British friend whom he’d lost touch with ten years before. All he had was an old address outside London. The Concierge tried directory assistance to locate the gentleman but was told that there was no listing under that name. So, on his day off, he decided to take a train to the countryside to see if he could find the address and the missing friend. Sure enough, the gentleman was still living at that address and was happy to arrange a reunion.

Industry Awards

Four Seasons has gained a worldwide reputation for quality, service and innovation in the luxury segment of the business and leisure travel market. This reputation has been widely acknowledged by the following leading surveys of hotel properties:

Institutional Investor   Twelve Four Seasons hotels were ranked among the world’s top 75 hotels in a survey of international financiers published in the September 2002 issue of Institutional Investor, including the top-ranked hotel (Four Seasons Olympic Hotel (Seattle)) and two other hotels in the Top 10 (Four Seasons Hotel Chicago and Four Seasons Hotel Singapore).

AAA Five Diamond Awards   Twenty-one Four Seasons properties received the 2003 AAA Five Diamond Award, making Four Seasons the leader in this survey for 22 consecutive years. In addition, six Four Seasons restaurants received the prestigious Five Diamond Award for Restaurants: Aujourd’hui at Four Seasons Hotel Boston, Seasons Restaurant at Four Seasons Hotel Chicago, El Restaurante at Four Seasons Hotel Mexico City, The Restaurant at Four Seasons Resort Palm Beach, Fountain Restaurant at Four Seasons Hotel Philadelphia and Truffles at Four Seasons Hotel Toronto.

Condé Nast Traveler’s Readers’ Choice Awards   Fifteen Four Seasons properties were listed in the “Top 100” list of the 15th Annual Readers’ Choice Awards. Four Seasons captured the number one spot in three categories, including “Top Asian Resorts” (Four Seasons Resort Bali at Sayan); “Top Caribbean/Atlantic Resorts” (Four Seasons Resort Nevis); and “Top North American Hotels” (The Ritz-Carlton Hotel Chicago (a Four Seasons managed hotel)) and the number one and two spots in the “Top Pacific Rim Resorts” (Four Seasons Resort Hualalai at Historic Ka’upulehu and Four Seasons Resort Maui at Wailea).

Travel + Leisure Travel + Leisure’s “World’s Best” awards in August 2002 listed 17 Four Seasons and Regent hotels among the “Top 100 Hotels.” The Corporation also had 18 hotels in the “Top 100 Hotels in the Continental U.S. and Canada” and five properties in the “Top Hotel Spas” category, including the top-ranked Four Seasons Resort Hualalai at Historic Ka’upulehu.

Andrew Harper’s Hideaway Report   Fifteen Four Seasons properties received honours in the annual readers’ survey on “The World’s Best Hotels & Resorts.” The Corporation also had three hotels ranked in the Top 10 in the “Top 20 U.S. City Hotels” category (Four Seasons Hotel Chicago, Four Seasons Hotel New York and The Ritz-Carlton Hotel Chicago (a Four Seasons managed hotel) and the “Top 20 International City Hotels” category (the top-ranked Four Seasons Hotel Industry Awards George V Paris and Four Seasons Hotel Milan). Four Seasons Hotel San Francisco and Four Seasons Hotel Prague both received special mention as “Rising Stars” having been open for less than two years and ranking 19th and 29th respectively in their categories.

Mobil Travel Guide   Seven Four Seasons properties received the Mobil Five-Star Award for 2003. Four Seasons Hotel San Francisco, after its first year of operation, and The Ritz-Carlton Chicago (a Four Seasons managed hotel) are among the newest Four Seasons recipients. Repeat winners include: Four Seasons Hotel New York, Four Seasons Hotel Atlanta, Four Seasons Hotel Chicago, Four Seasons Hotel Boston and Four Seasons Resort Palm Beach.

Zagat Survey   Four Seasons properties achieved top honours in the latest Zagat Survey 2003 Top U.S. Hotels, Resorts & Spas. In Zagat’s seventh survey of the U.S. lodging industry since 1987, Four Seasons received the honour of “Top Hotel Chain” and “Top Resort” (Four Seasons Resort Hualalai at Historic Ka’upulehu). Four other Four Seasons resorts ranked in the top 10 resorts in the country including Four Seasons Resort Maui at Wailea, Four Seasons Resort Scottsdale at Troon North, Four Seasons Hotel Las Vegas and Four Seasons Resort Aviara, North San Diego. Six of the top 10 hotels listed in the survey were Four Seasons hotels and resorts, including Four Seasons Hotel Chicago, The Ritz-Carlton Hotel Chicago (a Four Seasons managed hotel), Four Seasons Hotel New York, Four Seasons Hotel San Francisco, Four Seasons Hotel Philadelphia and Four Seasons Hotel Boston.

J.D. Power and Associates 2002 North America Hotel Guest Satisfaction StudySM   Four Seasons Hotels and Resorts received the highest ranking in the luxury hotel segment in the J.D. Power and Associates 2002 North America Hotel Guest Satisfaction StudySM. For the second year, Four Seasons was also ranked highest in the Meeting Planner Satisfaction StudySM.

Michelin Three Star   Le Cinq Restaurant at the Four Seasons Hotel George V in Paris was awarded its third Michelin star. This is the first time that a hotel restaurant in Paris has received this distinction in such a short period of time.

Worldwide Locations
(for Worldwide Locations, please reference pages 28-29 of the Annual Report)

Table of Contents

Annual Information Form
Business of Four Seasons
Management Operations
Ownership Operations
Intellectual Property
Business and Growth Strategy
Competitive Strengths
Description of Hotels, Resorts
    and Residence Clubs
Summary Hotel Operating Data
Five-Year Review
Table of Contents of Management’s
    Discussion and Analysis
Financial Objectives
Growth Objectives
Risk Management Objectives
Overview of 2002
Operational and Financial Review and Analysis

Looking Ahead
Operating Risks
Corporate Information
Management’s Responsibility
    for Financial Reporting
Auditors’ Report to the Shareholders

Consolidated Financial Statements
Consolidated Statements of Operations
Consolidated Balance Sheets
Consolidated Statements of Retained Earnings
Consolidated Statements of Cash
    Provided by Operations
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

Corporate Directory

Annual Information Form

As of March 1, 2003

Four Seasons Hotels Inc.[1] was incorporated under the Business Corporations Act (Ontario) on January 6, 1978.[2] FSHI’s registered and principal office is located at 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8. The Limited Voting Shares of FSHI are listed on The Toronto Stock Exchange under the symbol FSH and on the New York Stock Exchange under the symbol FS.

Business of Four Seasons

Four Seasons is one of the world’s leading managers of luxury hotels and resorts. The Corporation manages 58 luxury hotel and resort properties and two Residence Clubs[3] containing 15,846 guest rooms and units. These properties are operated primarily under the Four Seasons and Regent brand names in principal cities and resort destinations in 27 countries in North America, the Caribbean, Europe, Asia, Australia, the Middle East and South America. In addition, 21 properties to be operated under the Four Seasons brand name are under construction or development in a further seven countries around the world. Thirteen of these new properties are to include a Residence Club or other residential component.[4] The Corporation’s goal is to offer business and leisure travellers the finest accommodation in each destination in which Four Seasons operates.

Four Seasons earns income primarily from management, and to a significantly lesser extent, ownership operations. Under its management agreements, Four Seasons generally supervises all aspects of the day-to-day operations of each hotel and resort on behalf of its owner, including sales and marketing, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. In addition, Four Seasons generally provides owners with strategic management services, assistance with the sourcing of financing and development of new hotels and resorts, advice with respect to the design and construction of new or renovated hotels and resorts, assistance with the refurbishment of hotels and resorts, support and advice with respect to management information technology systems and database applications, and a centralized purchasing system for goods. For providing these services, Four Seasons generally receives a variety of fees, including a base fee, an incentive fee, a sales and marketing charge, a reservation charge, and purchasing and pre-opening fees. The base fee is calculated as a percentage of the gross revenues of the property. In addition, Four Seasons may receive incentive fees based on the property’s operating performance.[5]

To further capitalize on the value of the Four Seasons brand, the Corporation licenses and manages luxury interval and fractional ownership projects known as Four Seasons Residence Clubs and other Four Seasons branded residential projects. The Corporation generally receives fees for the use of the Four Seasons brand in connection with the sale of the interests in these projects and for services provided in the oversight of the sales and marketing activities. In addition, the Corporation receives fees from the owners of the interests for services provided in the ongoing management of these projects.

As part of its business strategy, Four Seasons makes investments in, or advances in respect of or to, properties with a view to obtaining new management agreements or enhancing existing management agreements where the overall economic return to Four Seasons justifies the investment or loan. The Corporation generally seeks to limit its total long-term capital exposure to no more than 20% of the total equity required for a property and typically can choose to have its ownership interest diluted if additional capital is required. The Corporation attempts to structure its ownership interests separately from its management interests to enable the Corporation to dispose of ownership interests as opportunities arise, without affecting its management interests.

[1]	“FSHI” means Four Seasons Hotels Inc. “Four Seasons” or the “Corporation” means, collectively, FSHI and all its subsidiaries, including Four Seasons Hotels Limited (“FSHL”), Four Seasons Hotels and Resorts Asia Pacific Pte Ltd. and Four Seasons Hotels and Resorts B.V.
[2]	The articles of FSHI were restated in 1986 to consolidate prior amendments and were amended in 1989 to subdivide each Subordinate Voting Share and each Multiple Voting Share on a 2:1 basis and to create an unlimited number of special shares designated as First Preference Shares and Second Preference Shares. In 1996 the articles were further amended to re-designate the Subordinate Voting Shares as Limited Voting Shares and to create 4,171,924 special shares designated as Variable Multiple Voting Shares, which replaced and have substantially the same rights, privileges, restrictions and conditions as did the Multiple Voting Shares, except that the number of votes per Variable Multiple Voting Share generally increases as Limited Voting Shares are issued and dividends on the Variable Multiple Voting Shares will be in an amount per share equal to 50% of the dividends per Limited Voting Share.
[3]	Interval and fractional ownership projects that are known as “Four Seasons Residence Clubs” are referred to as “Residence Clubs.”
[4]	For a chart summarizing the hotels, resorts, Residence Clubs and Four Seasons branded residential projects managed and under construction or development by Four Seasons see pages 28 to 30.
[5]	See “Management Operations” beginning on page 20.

Management Operations

Hotels and Resorts

Management

Four Seasons generally manages its hotels and resorts pursuant to separate management agreements. Under its management agreements, Four Seasons generally oversees all aspects of the day-to-day operations of each hotel and resort on behalf of the owner, including hiring, training and supervising staff, maintaining sales and marketing efforts and providing accounting, purchasing and budgeting functions, providing support for management information technology systems and database applications, and providing for the safekeeping, repair and maintenance of physical assets. Four Seasons performs these services within the guidelines contained in annual operating and capital plans that are submitted to the owners of the hotels and resorts during the last quarter of the preceding year for their review and approval. For these services, Four Seasons generally earns a number of fees including base fees equal to a percentage of gross revenues and incentive fees based on the profits of the hotel or resort.

The Corporation has the ability to earn incentive fees in 54 of the 58 hotels and resorts under its management. These incentive fees are based on the profits of the hotel or resort as determined in accordance with the relevant management agreement. In 2002, Four Seasons received incentive fees from 32 of the hotels and resorts under management, as compared to 35 hotels and resorts in 2001.

Four Seasons generally supervises purchasing at the hotels and resorts under its management in order to maintain a uniform quality of goods purchased and to control hotel operating costs. Four Seasons maintains a centralized purchasing system and receives a fee calculated as a percentage of the cost of goods purchased when this system is utilized by the hotels and resorts under management.

Although the hotel and resort owners are generally responsible for financing and managing the development of the hotels and resorts, Four Seasons typically plays a significant pre-opening role. Four Seasons provides advice with respect to the design, construction and fitting out specifications of the hotels and resorts during the development stage to ensure that they meet Four Seasons’ standards and earns a variety of fees for these pre-opening services. Four Seasons may also assist owners in connection with the refurbishment of the hotels and resorts after opening in return for a refurbishing fee.

Under the Corporation’s management agreements, the hotel or resort owner is responsible for funding the hotel or resort’s operating costs, capital expenditures and working capital requirements, including the salaries and benefits of all employees. The owner typically is required to set aside a percentage of the gross revenue of the hotel or resort each year as a reserve for capital expenditures. Such percentages typically range from 3% to 5% of hotel or resort annual gross revenues. Four Seasons proposes an operating plan and capital expenditure budget to the owner for approval on an annual basis. All structural changes, major refurbishing programs and major repairs generally require the separate approval of owners prior to implementation and may be carried out by Four Seasons or a third party.

Total fee revenues are geographically diversified around the world. The United States is the only geographic segment which contributed in excess of 40% of all fee revenues in 2002. The diversification of fee revenues has increased significantly over the past 10 years. With the opening of hotels and resorts currently under construction and development around the world, the Corporation expects greater diversification of fee revenues in the future.

Sales, Marketing and Reservations

Four Seasons is responsible for the development of overall sales and marketing strategies for the portfolio of Four Seasons branded hotels and resorts, which include enhancing international awareness of the Four Seasons brand and developing local market potential for specific hotels and resorts. Four Seasons’ marketing efforts are coordinated through its headquarters in Toronto and are targeted at the luxury segment of the market worldwide. Four Seasons’ customer mix consists of business travellers, groups (including corporate and incentive), and leisure travellers. These customer segments accounted for an estimated 33%, 33% and 34%, respectively, of total room nights in 2002. Four Seasons corporate marketing staff also oversees the planning and implementation of hotel and resort marketing programs and organizes the training and development programs for the global sales force and the hotel sales and marketing staff. Four Seasons also provides supplementary oversight sales support to all of the Regent hotels that it manages,[6] with core marketing services for the Regent brand being provided by Carlson Hospitality Group of Minneapolis (”Carlson”).

Four Seasons has a global sales force of approximately 100 people in 14 integrated sales offices in Atlanta, Chicago, Dallas, Frankfurt, Hong Kong, London, Los Angeles, New York, Singapore, Sydney, Tokyo, Toronto, San Francisco and Washington, D.C. Key objectives of the sales force are to attract groups and corporate business travellers for the hotels and resorts, as well as to establish personal contact with nationally recognized travel agencies. In addition, a total of over 375 salespeople are employed locally at hotels and resorts under management. The local marketing strategy concentrates on developing rooms and food and beverage business for hotels and resorts locally and regionally, and promoting the hotel or resort as a centre of community activity with a view to increasing revenues from local sources.

Four Seasons also provides an international corporate advertising program that develops and places advertising for Four Seasons branded hotels and resorts and oversees the promotional programs for each hotel or resort. The Corporation’s advertisements are designed to enhance consumer awareness of Four Seasons’ luxury service and the value that such services provide to the business and leisure traveller.

The Corporation staffs one reservation centre for all Four Seasons branded hotels and resorts while Carlson provides core reservation services for the Regent hotels. In addition, the Corporation’s global reservation service system provides reservation services in the local language in major North American, Asian and European cities, in a total of 28 markets worldwide. Electronic reservations are another key part of Four Seasons’ global distribution network, as Four Seasons’ reservation systems are fully integrated with international airline booking systems. In addition, the Internet is a growing distribution channel which is supported by Four Seasons’ website – www.fourseasons.com. The website accepts on-line reservations and also refers guests to other reservation channels.

The Corporation receives corporate sales and marketing charges, centralized reservation service charges and corporate advertising charges from all Four Seasons hotels and resorts, thereby enabling it to recover substantially all of the costs of providing these services.

Residence Clubs and Other Branded Residential Properties

The Corporation manages the Residence Clubs and other Four Seasons branded and serviced residential projects pursuant to management agreements under which it oversees the management of the day-to-day operations of the completed projects and for which it receives an ongoing management fee from the owners of interests. In addition, the Corporation oversees the sales and marketing of the Residence Club interests and is responsible for the branding of the Residence Clubs and the other Four Seasons branded residential projects. For these services it receives fees generally based on a percentage of the gross selling price of the interests.

Management Resources

Each Four Seasons property is managed by a General Manager and supported by a Regional Vice President (who is also a General Manager), and other Corporate Vice Presidents. The size of each property’s management team and its hourly staff varies, based on the size and business volume of the particular property. Property management monitors staffing levels on an ongoing basis to optimize service standards and labour productivity.

A General Manager is responsible for supervising the day-to-day operations of a single property and is compensated in part based on the operational performance of that property. Four Seasons General Managers report directly to one of 15 Regional Vice Presidents or directly to one of two Senior Vice Presidents, Operations. A Regional Marketing Director, an Area Director of Finance and a Regional Human Resources Director complete each regional support team. The majority of these individuals are full-time employees of a Four Seasons managed property, with a portion of their time being devoted to regional activities. The Corporation believes its regional management structure is a key component in Four Seasons’ ability to deliver and maintain the highest and most consistent standards of product quality and service at each of its properties in a cost effective manner, especially as it expands globally.

From the corporate level, the Corporation provides each property with the benefits of management services delivered by a network of highly experienced executives, corporate personnel and area managers. The Corporation also provides or arranges assistance and training to each property’s employees for administration, operations, rooms and guest service, reservations, maintenance and engineering, human resources and benefits. Other services arranged by the Corporation include advice and assistance with accounting, tax, legal, risk management, treasury, information technology, internal audit and credit services.

Employees

Four Seasons directly employs and is financially responsible for approximately 420 people at the various corporate offices, the worldwide sales offices and the central reservations offices. In addition, there are approximately 27,300 employees located at the 58 hotels and resorts and two Residence Clubs managed by Four Seasons. All costs relating to property-based employees, including wages, salaries and health and insurance benefits, are the responsibility of the property owners and are generally paid out of the operating cash flow of the property. Management and corporate staff share responsibility for the selection and training of property-based employees and for ensuring, through progressive career development, an adequate supply of mobile, qualified and experienced staff to match the growth of the Corporation’s operations internationally. Maintenance of employee communication, motivation and morale at high levels is necessary to meet the expectations of Four Seasons’ clientele. A significant effort has been devoted to developing customized hiring practices, training and career development programs and approaches in this context.

Of the 58 hotels and resorts and two Residence Clubs under management, the employees at 20 hotels and resorts are covered by collective bargaining agreements.

[6]	See “Intellectual Property” on page 23.

Ownership Operations

Four Seasons holds ownership interests in, or has made advances in respect of or to, 25 of the 58 hotels and resorts and both of the Residence Clubs currently under management, including a 100% leasehold interest in each of Four Seasons Hotel Vancouver, The Pierre in New York and Four Seasons Hotel Berlin and an approximately 71% freehold interest in Four Seasons Residence Club Scottsdale at Troon North. The Corporation holds secured cash flow loans in connection with Four Seasons Hotel London[7] and has advances outstanding in connection with various properties including Four Seasons Hotel George V Paris, Four Seasons Hotel Sydney, Four Seasons Hotel San Francisco and Four Seasons Resort Nevis.

Four Seasons works closely with owners and investors in developing new properties and acquiring existing luxury properties to be managed by Four Seasons. To the extent required, Four Seasons will make investments or advances to secure long-term management contracts, but these investments and advances will be made with a view to expanding or enhancing its management business and where the overall economic return to Four Seasons justifies the investment or advance. However, Four Seasons generally limits its total long-term capital exposure to no more than 20% of the total equity required for the new property and typically can choose to have its ownership interest diluted if additional capital is required. The Corporation attempts to structure its ownership interests separately from its management interests so as to enable it to dispose of an ownership interest as sale opportunities arise, without affecting its management interests.

[7]	See note 4(a) and (b) to the consolidated financial statements.

Intellectual Property

In the highly competitive service industry in which Four Seasons operates, trade names, trademarks, service marks and logos are very important in the sales and marketing of those services. Four Seasons has a significant number of trade names, trademarks, service marks and logos, and significant time and effort are expended each year on surveillance, registration and protection of its trade names, trademarks, service marks and logos, which Four Seasons believes have become synonymous in the lodging industry with a standard of attention to detail and an unwavering dedication to excellence.

Four Seasons and Carlson have an arrangement pursuant to which Carlson owns and has the exclusive right to use the Regent name, and related names, trademarks, service marks and logos for new development. Pursuant to this arrangement Four Seasons has retained the right to use the Regent name and related marks and logos at the seven Regent properties it manages and, in consideration for its transfer of the ownership rights in the Regent name and related marks and logos, receives fixed annual payments from Carlson.[8] The costs associated with the maintenance of the Regent brand and marks are the obligation of Carlson.

[8]
See chart on pages 28 and 29, and discussion on page 64 in Management’s Discussion and Analysis, for the list of Regent hotels managed by Four Seasons and a discussion of this arrangement, respectively.

Business and Growth Strategy

The core business strategy of Four Seasons continues to be to enhance its industry position and overall profitability through a focused, international expansion program that capitalizes on the strengths of its core management operations and the value of its brand name. The Corporation intends to continue to focus on growth and to seek to utilize its competitive strengths to increase earnings, cash flow, hotel owners’ returns, and shareholder value by continuing to improve the operating performance of its existing hotel and resort portfolio, by generating profitable growth through the acquisition of new management contracts and by capitalizing on opportunities to leverage its luxury brand name through compatible business extensions such as Residence Clubs and other Four Seasons branded residential products.

The Corporation believes that the strength of its brand name, its global marketing presence and its operational expertise result in average room revenue per available room (“RevPAR”)[9] premiums and strong operating profitability for luxury hotels and resorts under its management and provide Four Seasons with a competitive advantage in obtaining new management contracts worldwide. RevPAR for Core Hotels[10] in the United States during 2002 was US$214, 136% higher than the RevPAR of the United States luxury segment as compiled by Smith Travel Research. RevPAR for Core Hotels in Europe during 2001, the most recent year for which comparable data is available, was US$258, 163% higher than the RevPAR of the European luxury segment, as compiled by Horwath International.

Since 2001, the Corporation has been impacted by the delayed recovery in the global economy, the unprecedented decline in travel caused by the events on September 11, 2001 and their aftermath, and ongoing geopolitical concerns. These factors have negatively affected business travel on a global basis. As a result, the Corporation’s management earnings decreased from $125.8 million in 2000 to $95.3 million in 2001, and the Corporation’s management operating margin[11] decreased from 67.9% in 2000 to 59.3% in 2001. In 2002, revenues generated by the hotels and resorts managed by Four Seasons remained essentially unchanged from 2001 and 2000 at $2.8 billion, however, the Corporation’s consolidated revenues from management and ownership operations decreased from $303.1 million in 2001 to $284.7 million in 2002, management earnings decreased from $95.3 million in 2001 to $82 million in 2002, and the Corporation’s management operating margin decreased from 59.3% in 2001 to 55.4% in 2002.

Prior to the events described above however, during the period from 1996 through 2000 inclusive, revenues generated by the hotels and resorts managed by Four Seasons grew from approximately $1.9 billion to $2.8 billion, a compounded annual growth rate of 10.4%. During that same period, the Corporation’s consolidated revenues from management and ownership of these properties increased from approximately $121 million to $347.5 million, and the Corporation increased its management earnings from $55.7 million to $125.8 million, a compounded annual growth rate of 22.6%. In addition, during this period the Corporation’s management operating margin increased from 58.8% to 67.9%.

Growth from Existing Properties

Four Seasons believes opportunities will exist for growth within its existing and newly opened properties by increasing overall market share and RevPAR, thereby improving the properties’ profitability and, in turn, Four Seasons’ fee revenues and ownership earnings. Due to the delayed recovery in the global economy, particularly in the United States, and the ongoing geopolitical concerns, from 2001 to 2002, on a US dollar basis, RevPAR for all Core Hotels decreased 1.9%. During this period, on a US dollar basis, RevPAR for Core Hotels in Europe/Middle East increased 5.7%, RevPAR for Core Hotels in the United States and Asia/Pacific decreased 3.8% and 2.4%, respectively, and RevPAR for Core Hotels in Canada/Mexico/Caribbean remained essentially unchanged. On a local currency basis, as compared to 2001, RevPAR for Europe/Middle East Core Hotels remained essentially unchanged, while RevPAR for Core Hotels in Canada/Mexico/Caribbean increased 1.2% and RevPAR for Core Hotels in Asia/Pacific decreased 4.2%.[12]

Gross operating profit margins for Core Hotels in the United States, Asia/Pacific and Canada/Mexico/Caribbean decreased as a percentage of total hotel and resort revenue from 30.8%, 36.1% and 32.1%, respectively, in 2001, to 28%, 33.7% and 30.9%, respectively, in 2002. The gross operating profit margins for Core Hotels in Europe/Middle East increased as a percentage of total hotel and resort revenue from 36.2% in 2001 to 36.9% in 2002. Overall, incentive fees decreased 16.5%, as compared to 2001, to $25.1 million in 2002.[12]

New Hotel and Resort Opportunities
Having established a network of luxury hotels in many of the world’s key financial centres, future expansion is expected to occur primarily in locations that satisfy Four Seasons’ objectives of better servicing the travel needs of its existing customer base and attracting new international business travellers to its managed hotels and resorts worldwide. Four Seasons expects that future growth will primarily be in the form of new hotels and resorts, or the conversion of existing hotels and resorts, in Europe, the Middle East, South America and Asia/India, as well as selected urban and resort locations in the United States and the Caribbean. Four Seasons plans to increase the number of resorts it manages in order to serve the leisure travel needs of its customers, which is expected to reduce the seasonality of its cash flows. Four Seasons currently has 21 new properties under construction or development and is evaluating numerous other management opportunities in various locations around the world.

The Corporation believes that it will continue to have the opportunity to consider and enter into appropriate new hotel and resort management agreements as a result of its competitive strengths. In 2002, the Corporation began operations at Four Seasons Hotel Amman, Four Seasons Hotel Shanghai, Four Seasons Resort Sharm el Sheikh and Four Seasons Tokyo at Marunouchi. In early 2003, the Corporation began operations at Four Seasons Hotel Riyadh. The Corporation also expects to begin operating Four Seasons Resort Great Exuma at Emerald Bay, Four Seasons Hotel Budapest, Four Seasons Hotel Hampshire, Four Seasons Resort Jackson Hole and Four Seasons Hotel Miami in 2003 or early 2004.[14]

Residence Clubs and Other Branded Residential Properties
As part of its program to capitalize on the value of the Four Seasons brand, the Corporation has embarked on opportunities such as additional Residence Clubs and other branded and serviced residential projects. Typically, these residential projects will be integrated with Four Seasons managed hotels and resorts.[15] During 2002, interests were available for initial sale in Residence Clubs or other branded and serviced residential projects in Aviara, California; Scottsdale, Arizona; Punta Mita, Mexico; San Francisco, California; Nevis, West Indies; Jackson Hole, Wyoming; Miami, Florida; and Great Exuma, The Bahamas. Four Seasons anticipates pursuing similar initiatives in a number of its future resort and urban developments.

Capital Deployment
Consistent with its business strategy, the Corporation does not generally require large amounts of capital to maintain existing management agreements or its ownership positions, which are typically minority interests. As a result, in 2002, the Corporation utilized a majority of the operating cash flow which it deployed to make investments that allowed the Corporation to obtain new or enhanced management agreements. As at December 31, 2002 the Corporation had $165 million in cash and cash equivalents and additional financing available under its bank credit facilities.[16]

[9]
RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

[10]
The term “Core Hotels” means hotels and resorts under management for the full year of both 2002 and 2001. Changes from the 2001/2000 Core Hotels are the additions of Four Seasons Resort Nevis and Four Seasons Hotel Cairo at the First Residence and the deletion of The Regent Jakarta (which closed for repairs in February 2002 following damage from extensive flooding).

[11]	Management operating margin is equal to management earnings before other operating items divided by management revenues.
[12]	See “Results of Operations” in Management’s Discussion and Analysis on pages 40 to 41.
[13]	See “Summary Hotel Operating Data” set out on pages 31 to 32 for Stabilized Hotels.
[14]	For details on these and other hotels and resorts under construction or advanced stages of development see the chart on page 30.
[15]	See discussion under “Residence Clubs and Other Branded Residential Properties” on page 21.
[16]	For details of those credit facilities see “Liquidity” in Management’s Discussion and Analysis on page 49.

Competitive Strengths

The hotel industry is highly competitive. The Corporation believes that its competitive position is strengthened by the barriers to entry into the luxury segment of the hotel management business. Those barriers to entry include the time and significant capital resources required to establish a well recognized and respected luxury brand name and to obtain management contracts for luxury properties in strategic markets worldwide. As discussed below, the Corporation also believes that it has developed a unique service culture, depth of management expertise, and multiple capital resources over Four Seasons’ 40-year history that would be difficult for others to replicate.

Strong Brand Recognition

Four Seasons properties are widely recognized for the exceptional quality of their guest facilities, service and atmosphere, and have been named more frequently than any other competitor among the world’s best hotels and travel experiences by Institutional Investor, Condé Nast Traveler, AAA Five Diamond, Zagat and others.[17] The Corporation believes that its brand name recognition cannot easily be replicated by others, as it is dependent upon the establishment of a global chain of unique properties of the highest quality.

Superior Hotel Operating Results

Four Seasons generally achieves RevPAR and operating profit margins for hotels and resorts under its management that are above the average achieved in the luxury segment of the lodging industry. Four Seasons believes that owners and developers of luxury hotels and resorts worldwide are attracted to the Corporation as a result of the superior financial performance of the hotels and resorts under its management.

Strategic Relationships

Strategic relationships are an important source of financing for the development opportunities required to expand Four Seasons’ management operations. Four Seasons has established relationships with numerous institutional and private equity sources that invest in and develop luxury properties. Several of the existing owners have an ownership interest in more than one Four Seasons hotel or resort, including three owners that have interests in either four or five properties.

In 1994, a company controlled by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud (“Prince Alwaleed”) purchased a significant minority position in FSHI. Prince Alwaleed or companies controlled by him (collectively, “Kingdom”), own a majority interest in Four Seasons Hotel London, Four Seasons Hotel George V Paris and Four Seasons Hotel Riyadh, with Four Seasons having made advances in respect of the former two hotels.[18] Kingdom also holds minority interests in the Four Seasons Resort Aviara, California; Four Seasons Hotel Amman; and Four Seasons Resort Sharm el Sheikh and has invested, or is expected to make investments, in a number of additional properties at various stages of development that the Corporation expects to manage under the Four Seasons brand name, such as the Four Seasons hotels or resorts being developed in Cairo, Alexandria, Damascus and Beirut. All of the Corporation’s transactions with Kingdom are conducted at arm’s length.

Management Focus

Four Seasons is principally a global hotel and resort management company. Although Four Seasons expects to continue to make investments or advances to secure long-term management contracts, these investments or advances will be made with a view to expanding or enhancing its hotel and resort management business and where the overall economic return to Four Seasons justifies the investment or advance, and generally will be limited to no more than 20% of the total equity required for the relevant property.

Management agreements for the hotels and resorts managed by the Corporation generally are long-term, having an average remaining term of approximately 56 years for Four Seasons hotels and resorts and approximately 15 years for hotels and resorts operated under the Regent name, including extension periods available at Four Seasons’ option. The average term of the management contracts for the five new properties expected to open in 2003 or early in 2004 is 69 years.[19]

Global Presence

Four Seasons manages a global portfolio of 58 luxury hotels and resorts and two Residence Clubs in 27 countries. Twenty-one additional properties to be operated under the Four Seasons name are under construction or development in a further seven countries around the world, of which 13 include a Residence Club or other residential component. Hotels currently managed by Four Seasons are located in major international financial centres, such as London, New York, Paris, Chicago, Washington, Los Angeles, Tokyo, Milan, Shanghai, Singapore, Toronto and Sydney, as well as in emerging international markets, such as Dublin and Mexico City. In addition, Four Seasons manages resorts in world-class destinations, such as California, Hawaii, Nevis, Mexico and Bali, and has Residence Clubs in active sales and operation in California and Arizona. Four Seasons anticipates that it will continue to expand in urban and resort destinations where consumer demand warrants a luxury property. In 2002, approximately 57%, 12%, 20% and 11% of the Corporation’s management revenues were derived from hotels and resorts in the United States, Asia/Pacific, Europe/Middle East, and Canada/Mexico/Caribbean/South America, respectively. The Corporation maintains a fully integrated global reservation and sales office system that provides international sales coverage for the Four Seasons properties.

Strong Management Team

Four Seasons’ corporate executive management team consists of nine individuals who are responsible for the global strategic direction of the Corporation and who have an average of approximately 21 years of experience with Four Seasons. This team is supported by 27 Corporate Vice Presidents, who are responsible for various aspects of the Corporation’s daily operations, as well as by 62 General Managers and Regional Vice Presidents, who together have an average of approximately 15 years of experience with Four Seasons. It is a fundamental strategy of Four Seasons to develop its senior management team, to the extent possible, from within in order to ensure consistency of the Corporation’s service culture and work ethic.

[17]	See pages 14 to 15 for list of industry awards.
[18]	See “Ownership Operations” on pages 22 to 23.
[19]	For a chart summarizing, among other things, the hotels and resorts under construction or development by Four Seasons that are expected to open in 2003 or early 2004 see page 30.

Description of Hotels, Resorts and Residence Clubs

Four Seasons properties are comprised of luxury hotels, resorts, Residence Clubs and other serviced and branded residential projects whose target customers are principally business travellers, corporate and incentive groups and discerning leisure travellers. Four Seasons urban hotels generally are centrally located in the commercial and financial districts of the world’s leading cities in North America, South America, Asia, Europe and the Middle East. Four Seasons luxury resorts, Residence Clubs and other serviced and branded residential projects are located in world-class leisure destinations and provide extensive recreational facilities and meeting facilities to attract upscale leisure travellers and groups.

The following chart sets forth certain information relating to each property managed by Four Seasons:
[1]	In the ordinary course, the Corporation makes investments in, or advances in respect of or to, properties to obtain new management agreements or to enhance existing management agreements where the overall economic return to the Corporation justifies the investment or advance. The Corporation generally seeks to limit its total long-term capital exposure to no more than 20% of the total equity required for a property. For a description of the Corporation’s investments in and advances to, and other commitments in respect of, existing properties, including the equity investments listed in the chart, see “Balance Sheet Review and Analysis” and ”Commitments” in Management’s Discussion and Analysis on pages 50 to 54 and 54 to 55, respectively.
[2]	Freehold interest.
[3]	Four Seasons Residence Club Aviara may have up to 240 units at full build out.
[4]	This project includes or is expected to include a Four Seasons Residence Club or a Four Seasons branded residential component.
[5]	In addition to providing management services to this property, the Corporation has a commitment in respect of this property (see “Commitments” in Management’s Discussion and Analysis on pages 54 to 55).
[6]	Includes approximately 30 cooperative suites leased from individual owners and operated as hotel rooms.
[7]	Leasehold interest.
[8]	Four Seasons has a preferred profits interest derived from a previously existing subordinated loan to the hotel of approximately US$10.6 million plus a loan to the hotel in the amount of US$5.6 million which may be increased to reflect amounts funded for completion of the hotel.
[9]	Four Seasons Residence Club Scottsdale at Troon North may have up to 126 units at full build out.
[10]	It is anticipated that the Corporation will reduce its equity interest through a sale to a third party.
[11]	During 2002, the owner of Four Seasons Olympic Hotel in Seattle began marketing the hotel for sale and provided the Corporation with notice of termination of its management agreement in connection with the proposed sale. TheCorporation strongly disagrees with the owner’s assertion that it is entitled to sell the hotel free of the Corporation’s management agreement. In the third quarter of 2002, the owner commenced arbitration proceedings on the matter. Those proceedings are ongoing and a hearing date has been scheduled for the second quarter of 2003.

[12]	The Corporation is in a dispute with the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default on a US$5 million loan owed to the Corporation that is secured by a second mortgage that is registered against the hotel. Formal notice of the default has been given to the owner. The dispute has been referred to arbitration, and the arbitration proceedings have commenced. Due to the ongoing financial difficulties of the owner of the hotel and the resulting working capital deficiencies at the hotel, Four Seasons Hotel Caracas has been closed and is expected to remain closed until the dispute is resolved and the hotel’s debts and working capital arrangements can be restructured to provide sufficient funds to allow the property to operate on the basis specified in Four Seasons’ management agreement. The Corporation does not anticipate a reopening in the near term and the necessary reorganization of the capital structure of the hotel remains outstanding. As a result of the inability to achieve a timely resolution of the dispute with the owner, the necessary reorganization of the capital structure of the hotel and the resulting indefinite closure of the hotel, the Corporation recorded an asset impairment charge of approximately $16.4 million relating to the Corporation’s investment in the hotel in the third quarter of 2002, effectively reducing its investment to nil. This charge included expenses related to legal and other enforcement costs. The Corporation intends to continue to pursue all available remedies with the objective of protecting its management rights and its loan and allowing the hotel to resume operations under the Corporation’s management on a sound financial basis.
[13]	The owner of the hotel has a bank loan which is secured by the hotel. The hotel owner also has an unsecured loan from the Corporation of US$5 million. The hotel owner stopped servicing the bank loan in 2000 and that loan was classified by the Indonesian Banking Restructuring Agency (“IBRA”) as non-performing. IBRA acquired the loan from the bank in 2000. The hotel owner presented, and IBRA accepted, a restructuring plan pursuant to which the Corporation’s unsecured loan is expected to be converted to an equity interest in the hotel owner, which is ultimately anticipated to be less than 2% of the outstanding equity. The Corporation has consented to the conversion subject to the satisfaction of certain conditions precedent. Further, as a result of the financial condition of the hotel owner, the Corporation had previously agreed to defer certain fees payable to it pursuant to the management agreement. The Corporation has fully reserved for its loan for the years 1996 through 2002 and for all uncollected fees since 1996 including those deferred for the years 1996 through 2000. The hotel is currently closed for repairs required due to extensive flooding during the first quarter of 2002. No reopening date has been set.
[14]	The Regent Sydney was re-branded as Four Seasons Hotel Sydney effective June 30, 2002.
[15]	Subject to satisfaction of certain conditions, an 18% leasehold interest may be acquired by the Corporation in conjunction with a proposed expansion and renovation of Four Seasons Hotel Istanbul.
[16]	The Corporation has made a loan of £3 million, which is convertible into an equity interest in the hotel on the occurrence of certain events.
[17]	FSHL is the tenant of the land and premises constituting the Four Seasons Hotel London. FSHL has entered into a sublease of the hotel with the entity on whose behalf Four Seasons manages the hotel. The annual rent payable by FSHL under the lease is the same as the annual rent that is payable by the sub-tenant pursuant to the sublease. Indirectly, Four Seasons now holds a 12.5% ownership interest in the sub-tenant (see “Commitments” on pages 54 to 55 and also note 14(a) to the consolidated financial statements).
[18]	The hotel is currently closed for repairs following severe flooding during the third quarter of 2002. The hotel is scheduled to reopen in the third quarter of 2003.

Four Seasons currently has 21 properties under construction or development that are to be operated under the Four Seasons name. Thirteen of such properties will include a Residence Club or other residential component. The following chart sets forth certain information relating to these properties:

[1]
Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the dates of scheduled openings will be achieved, that estimated capital commitments will not change or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year there is a greater possibility that the year of opening could be changed.

[2]	This project is expected to include a Four Seasons Residence Club and/or a Four Seasons branded residential component.
[3]	Equity.
[4]	Debt.
[5]
All or a portion of the capital commitment is to be provided by way of an operating deficit loan which may or may not be required to be funded. In the case of Four Seasons Resort Costa Rica, Four Seasons Hotel Doha and Four Seasons Hotel Florence, the operating deficit loans to be provided by the Corporation are not expected to exceed US$2 million, US$4 million and €10 million, respectively, if they are funded.

[6]
In the event that the hotel does not meet certain performance targets, the Corporation has the right, but not the obligation, to support the hotel owner’s debt service to protect non-disturbance arrangements with the hotel owner’s lender.

[7]
The Corporation has a letter of credit securing, in the case of Four Seasons Hotel Hampshire, all of the capital commitment expected to be funded, and in the case of Four Seasons Resort Whistler, a portion of the capital commitment expected to be funded (see “Commitments” in Management’s Discussion and Analysis on page 55).

[8]	This capital commitment relates to the Corporation’s purchase of an equity interest in this hotel as well as Four Seasons Hotel Istanbul.
[9]	This Residence Club remains under development adjacent to the Four Seasons Resort Punta Mita.
[10]	It is anticipated that the Corporation will reduce its equity interest through a sale to a third party.
[11]	The capital committed to the project may be affected by the results of discussions with the developer of the Residence Club regarding the financing of the project.
[12]	This project is a condominium hotel subject to a mandatory rental pool which will be managed and operated by Four Seasons.
[13]	The Private Residences are under development adjacent to Four Seasons Resort Whistler.
[14]

The Corporation has made investments in Orlando and Sedona at Seven Canyons in Arizona. The financing for these projects has not yet been completed and therefore scheduled opening dates cannot be established at this time.

Summary Hotel Operating Data The following table sets forth certain summary operating data for hotels and resorts under Four Seasons management in the years shown.

(Unaudited)	2002	2001	2000	1999	1998
All Managed Hotels					
Worldwide					
No. of properties	57[1]	53	48	47	42
No. of rooms	15,433[1]	14,598	14,081	13,779	12,782
United States					
No. of properties	23	23	22	22	20
No. of rooms	7,248	7,248	6,971	6,982	6,374
Canada/Mexico/Caribbean/South America					
No. of properties	8	8	5	5	4
No. of rooms	1,762	1,762	1,341	1,340	1,200
Asia/Pacific					
No. of properties	14	12	13	13	13
No. of rooms	4,119	3,619	4,221	4,202	4,344
Europe/Middle East					
No. of properties	12[1]	10	8	7	5
No. of rooms	2,304[1]	1,969	1,548	1,255	864
Stabilized Hotels[2]					
Worldwide					
No. of properties	46	45	42	39	38
No. of rooms	12,834	12,744	12,478	11,355	12,155
Occupancy[3]	64.6%	65.0%	72.6%	69.8%	70.4%
ADR[4]	$ 289	$ 287	$ 281	$ 272	$ 253
RevPAR[5]	$ 187	$ 187	$ 204	$ 190	$ 178
Gross operating margin[6]	30.0%	32.1%	36.3%	35.5%	34.5%
United States					
No. of properties	22	22	21	20	20
No. of rooms	6,971	6,971	6,761	6,348	6,368
Occupancy[3]	66.7%	67.1%	76.8%	74.9%	74.6%
ADR[4]	$ 321	$ 331	$ 334	$ 317	$ 300
RevPAR[5]	$ 214	$ 222	$ 256	$ 237	$ 224
Gross operating margin[6]	28.0%	30.8%	36.4%	36.2%	35.0%
Canada/Mexico/Caribbean					
No. of properties	5	4	4	3	4
No. of rooms	1,341	1,145	1,145	1,004	1,200
Occupancy[3]	63.8%	64.3%	67.6%	68.4%	70.3%
ADR[4]	$ 261	$ 220	$ 212	$ 181	$ 213
RevPAR[5]	$ 167	$ 141	$ 143	$ 124	$ 149
Gross operating margin[6]	30.9%	30.5%	29.8%	33.0%	34.5%
Asia/Pacific					
No. of properties	10	11	12	11	11
No. of rooms	2,715	3,080	3,682	3,132	4,197
Occupancy[3]	63.9%	61.3%	66.2%	59.9%	63.3%
ADR[4]	$ 164	$ 163	$ 179	$ 174	$ 157
RevPAR[5]	$ 105	$ 100	$ 119	$ 104	$ 99
Gross operating margin[6]	33.7%	35.5%	36.7%	33.1%	31.2%
Europe/Middle East					
No. of properties	9	8	5	5	3
No. of rooms	1,807	1,548	890	871	390
Occupancy[3]	58.4%	62.9%	73.3%	68.7%	78.5%
ADR[4]	$ 380	$ 368	$ 314	$ 321	$ 465
RevPAR[5]	$ 222	$ 231	$ 230	$ 221	$ 365
Gross operating margin[6]	34.6%	36.2%	39.8%	37.0%	42.4%

[1]	Since December 31, 2002, the Corporation has commenced management of Four Seasons Hotel Riyadh, which has 249 rooms and is not reflected in this table.
[2]
The term “Stabilized Hotels” means hotels and resorts that were fully open under Four Seasons management throughout a particular year and during the last quarter of the prior year. Stabilized Hotels data is used when information for more than two years is provided.

[3]	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.
[4]	ADR is defined as average daily room rate per room occupied.
[5]
RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

[6]	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

Five-Year Review

(In millions of dollars except per share amounts)	2002	2001	2000[1]	1999	1998
Statements of Operations Data:					
Consolidated revenues[2]	**$ 284.7**	$ 303.1	$ 347.5	$ 277.5	$ 247.9
Management operations:					
Revenues	**$ 147.9**	$ 160.7	$ 185.3	$ 144.0	$ 126.9
Management earnings before other operating items	**82.0**	95.3	125.8	89.1	79.9
Ownership operations:					
Revenues	**141.3**	147.5	161.1	132.4	125.2
Distribution from hotel investments	**1.3**	1.5	9.0	8.3	2.7
Ownership earnings (loss) before other operating items	**(19.6)**	(10.2)	13.6	8.4	8.1
Earnings before other operating items	**62.4**	85.0	139.4	97.5	88.0
Depreciation and amortization	**(14.8)**	(16.2)	(14.0)	(12.5)	(15.2)
Other income (expense), net[3]	**(22.9)**	30.7	8.7	3.6	2.1
Earnings from operations[4]	**24.7**	99.5	134.0	88.6	74.9
Interest income (expense), net	**3.2**	6.7	4.2	0.4	(3.8)
Earnings before income taxes[5]	**27.9**	106.2	138.2	89.0	71.1
Income tax expense	**(6.7)**	(19.7)	(35.1)	(2.5)	(1.4)
Net earnings[6]	**$ 21.2**	$ 86.5	$ 103.1	$ 86.5	$ 69.7
Earnings per share:[6]					
Basic[7]	**$ 0.61**	$ 2.48	$ 2.98	$ 2.52	$ 2.06
Weighted average number of shares (millions)[8]	**35.1**	34.9	34.6	34.3	33.8
Cash Flow Data:					
Cash provided by operations	**$ 41.8**	$ 75.5	$ 102.6	$ 106.8	$ 75.8
Cash provided by (used in) financing	**(13.3)**	(103.7)	3.6	202.5	33.3
Cash provided by (used in) capital investments	**(74.3)**	19.0	(112.0)	(102.9)	(117.2)
Balance Sheet Data:					
Cash and cash equivalents	**$ 165.0**	$ 210.4	$ 218.1	$ 222.2	$ 17.6
Total assets	**970.6**	980.4	984.4	832.1	545.1
Long-term obligations	**129.1**	119.4	204.9	187.1	165.0
Shareholders' equity	**801.2**	810.1	708.2	587.7	330.4
Other Data:					
Total revenues of all managed hotels and resorts[9]	**$2,845.4**	$2,805.9	$2,820.7	$2,370.2	$2,270.7
Management operating margin[10]	**55.4%**	59.3%	67.9%	61.9%	62.9%
Management earnings before other operating items as a % of earnings before other operating items	**131.4%**	112.0%	90.2%	91.4%	90.7%
EBITDA[11]	**$ 62.4**	$ 85.0	$ 139.4	$ 97.5	$ 88.0
Market price per share at year-end	**$ 44.40**	$ 74.68	$ 95.30	$ 76.80	$ 45.00
Shares outstanding (millions)[8]	**34.9**	35.0	34.9	34.5	33.9
Market capitalization at year-end	**$1,548.5**	$2,612.9	$3,322.4	$2,649.1	$1,526.0
Employees[12]	**27,720**	25,850	26,800	25,300	23,000

[1]	Effective January 1, 2000, the Corporation adopted the new accounting standards for future employee benefits, including pension benefits, and for income taxes as established by The Canadian Institute of Chartered Accountants (”CICA”). In accordance with the new standards, the reported results for years prior to 2000 have not been restated.
[2]	Consolidated revenues are comprised of revenues from management operations, revenues from ownership operations and distributions from hotel investments, less fees from ownership operations to management operations.
[3]	Other income (expense), net is comprised of foreign exchange gain (loss), gain on sale of investments, recovery of (provision for) loss, decline in the cash surrender value of life insurance policies, loss on redemption of debt and restructuring charges.
[4]	Earnings from operations represent earnings before other operating items less (i) depreciation and amortization plus (ii) other income less (iii) other expense.
[5]	Earnings before income taxes represent earnings from operations plus (i) interest income less (ii) interest expense.
[6]	Effective January 1, 2002, the Corporation adopted the new accounting standard for goodwill and other intangible assets as established by the CICA (see note 1(l)(i) to the consolidated financial statements). In accordance with the new standard, the reported results for the previous years have not been restated. However, had the Corporation adopted the new accounting standard for the year ended December 31, 2001, the adjusted net earnings, basic earnings per share and diluted earnings per share of the Corporation would have been $89.5 million, $2.56 and $2.34, respectively.
[7]	For the years 2002, 2001 and 2000, the diluted earnings per share of the Corporation were $0.59, $2.27 and $2.63, respectively.
[8]	Weighted average number of shares and shares outstanding are comprised of Limited Voting Shares and Variable Multiple Voting Shares.
[9]	Total revenues of all managed hotels and resorts consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which the Corporation manages.
[10]	Management operating margin is equal to management earnings before other operating items divided by management revenues.
[11]	EBITDA is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. EBITDA is the same as earnings before other operating items. EBITDA is not intended to represent cash flow from operations, as defined by generally accepted accounting principles, and EBITDA should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by generally accepted accounting principles. EBITDA of Four Seasons may also not be comparable to EBITDA used by other companies, which may be calculated differently. EBITDA is included because Four Seasons’ management believes it can be used to measure Four Seasons’ ability to service debt, fund capital expenditures and expand its business.
[12]	Four Seasons directly employs and is financially responsible for approximately 420 people at the various corporate offices, the worldwide sales offices and the central reservations offices. In addition, there are approximately 27,300 employees located at the 58 hotels and resorts and two Residence Clubs managed by Four Seasons. All costs relating to property-based employees, including wages, salaries and health and insurance benefits, are the responsibility of the property owners and are generally paid out of the operating cash flow of the property.

Table of Contents of Management’s Discussion and Analysis

Financial Objectives
Growth Objectives
Risk Management Objectives
Overview of 2002
Operational and Financial Review and Analysis
    Overview
        Management Operations
        Ownership Operations
    Results of Operations – 2002 Compared to 2001
        Management Operations
            Revenues
            General and Administrative Expenses
            Management Earnings
        Ownership Operations
        Other Items
            Depreciation and Amortization
            Other Income (Expense), Net
                Four Seasons Hotel Caracas
                Four Seasons Olympic Hotel (Seattle)
                Four Seasons Hotel Sydney
            Net Interest Income
            Income Tax Expense
        Net Earnings and Earnings per Share
        Selected Consolidated Financial Information
    Results of Operations – 2001 Compared to 2000
        Management Operations
            Revenues
            General and Administrative Expenses
            Management Earnings
        Ownership Operations
        Other Items
            Depreciation and Amortization
            Other Income, Net
            Net Interest Income
            Income Tax Expense
        Net Earnings and Earnings per Share
    Liquidity
    Cash from Operations
    Financing Activities
    Balance Sheet Review and Analysis
        Corporate Strategy Relating to Investments
        Long-term Receivables
        Investments in Hotel Partnerships and           Corporations
            Consolidated Hotel Ownership Interests
            Other Hotel, Resort and Residence Club
               Ownership Interests
        Investment in Management Contracts
        Fixed Assets
    Commitments
        Convertible Notes

        Pension Commitments
        Lease Commitments – Consolidated Hotels
        Other Commitments
Looking Ahead
Operating Risks
    Geopolitical, Economic and
      Lodging Industry Conditions
    Competition
    Dependence on Management Agreements
    Dependence on Property Owners
    Risk Associated with Expansion, Growth
      and New Construction
    Investments in and Advances to Managed
      and Owned Properties
    Debt Rating Risks
    Government Regulation
    Political Risk
    Insurance
    Currency Exposure
    Seasonality
    Intellectual Property
    Risks Associated with Residence Club Business
    Dependence on Key Employees
Critical Accounting Policies
Impact on 2002 of Recently Issued
Canadian Accounting Standards
    Intangible Assets
    Foreign Currency Translation and
      Hedging Relationships
    Stock-Based Compensation and Other
      Stock-Based Payments
Recent Canadian Accounting Standards
Issued but Not Yet Adopted
    Disposal of Long-Lived Assets and
      Discontinued Operations
    Impairment of Long-Lived Assets
    Hedging Relationships
    Accounting for Asset Retirement Obligations
Auditor’s Independence

Management’s Responsibility for Financial   Reporting
Auditors’ Report to the Shareholders
Consolidated Financial Statements
    Consolidated Statements of Operations
    Consolidated Balance Sheets
    Consolidated Statements of Retained Earnings
    Consolidated Statements of
      Cash Provided by Operations
    Consolidated Statements of Cash Flows
    Notes to Consolidated Financial Statements

Management's Discussion and Analysis

The travel industry worldwide, including hotels, airlines, and cruise operations, has been impacted negatively for the past two years by unprecedented macro events. The unique operating conditions have resulted in a corresponding decline in the Corporation’s earnings for both years. During these difficult times, the Corporation’s business model was tested well beyond the limits of any prior economic cycle or macro event. Nonetheless, sound profitability levels were maintained both at a corporate level and at the hotels and resorts under the Corporation’s management, enabling the Corporation to end the year with a 55% profit margin on its management business and with cash and cash equivalents in excess of total outstanding debt.

The severity of the market conditions experienced in the past two years caused the Corporation to assess virtually every aspect of its business model. This assessment was carried out in close association with the Corporation’s hotel owners, managers and employees. A result of this review process was the confirmation of the Corporation’s business model and its core principle that service standards should not be the subject of compromise. This adherence to established service standards allowed the Corporation to maintain its industry-leading achieved room rates at the same record levels as were achieved in 2000, while achieving occupancy levels consistent with other major public lodging companies.

Moreover, while maintaining established service standards, the Corporation took aggressive, but prudent measures to control costs. These actions resulted in the Corporation maintaining a significant RevPAR [20] premium relative to its competitors, while also generating average worldwide operating profit margins of 30% for its hotel owners. This average hotel operating profit margin matched or exceeded the average margins reported in 2002 by the other major public lodging companies. The Corporation believes that its ability to control costs without compromising its product offering will position its properties extremely well for the anticipated recovery in economic conditions and lodging demand.

Accordingly, the Corporation has not changed its key long-term financial, growth and risk management objectives, which are outlined below.

Financial Objectives
The key financial objectives of the Corporation may be summarized as follows:

  Achieve, on average, compounded earnings per share growth of 20% per annum over the long term.
  Achieve an average return on capital employed of at least 10% over the Corporation’s long-term cost of capital.
  Achieve at least 90% of the Corporation’s earnings from its management business, which includes management of hotels, resorts, Residence Clubs and other residential projects.
  Make 70% or more of the Corporation’s annual operating cash flow available for minority investments in or advances to new projects that provide long-term opportunities for growth in management and royalty fees. The long-term capital exposure to new investments will generally be limited to no more than 20% of the total equity required for a property, and the Corporation will typically be permitted to choose to have its ownership interest diluted if additional capital is required.
  Maintain a strong balance sheet and a low cost of capital to facilitate future financing of the Corporation’s growth initiatives.
  Focus on ongoing improvements in operating profit margins at both the property and corporate level, to maximize returns on capital with limited additional investment.
  Maintain tax efficiency.
  Consider divesting the Corporation’s equity investments or advances when appropriate opportunities arise, to allow previously committed capital to be made available for investments related to new or enhanced management or royalty opportunities.
  Maintain a prudent risk profile on the investment of the Corporation’s cash and cash equivalents.
  Make ongoing investments in technology to enhance Four Seasons customers’ access to information regarding the Corporation’s properties and provide a variety of distribution channels for reservations capabilities.
  Make normal course purchases of its Limited Voting Shares as appropriate opportunities arise from time to time.

[20]	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

Growth Objectives
The key growth objectives of the Corporation may be summarized as follows:

  Maintain and enhance Four Seasons’ RevPAR growth and the operating profits of the managed hotels and resorts.
  Achieve growth of the Four Seasons portfolio through the addition of new hotels and resorts under management, additional Residence Clubs and selected luxury residential projects.
  Identify and pursue opportunities to utilize the Corporation’s annual operating cash flow to acquire the management of existing unbranded luxury hotels, or groups of luxury hotels and resorts.
  Identify and pursue opportunities that allow the Corporation to maintain its high profit margins in its management operations.
  Consider other opportunities for growth that represent consistent and productive extensions of the Four Seasons brand.

Risk Management Objectives
The key risk management objectives of the Corporation may be summarized as follows:

  Ensure that the risks and benefits of new investments and contingent obligations are consistent with the Corporation’s key financial and operational objectives.
  Mitigate business cycle risks through both geographic diversity and the business mix of (i) hotel management agreements, (ii) Residence Club or branded luxury residences management and royalty agreements, (iii) hotel, resort and Residence Club investments, and (iv) effective utilization of the Corporation’s cash and cash equivalents.
  The Corporation seeks to limit property ownership risk by only taking minority ownership positions, if necessary, to obtain new long-term management agreements. The Corporation also seeks to reduce its hotel ownership interests on an ongoing basis through the disposition of certain of its equity positions and repayment of loans typically within five years of the opening of a new hotel or resort.
  Engage in appropriate currency hedging activities with a view to minimizing the risks associated with foreign currency exposures and interest rate risk.
  Maintain an appropriate balance between equity and debt.
  Minimize the Corporation’s investments in areas of high risk, and, when made, obtain premium returns on invested capital in certain regions to offset potential political or emerging market risks. In markets of extreme or unpredictable near-term risk, the Corporation will not make an investment to obtain a long-term management agreement.
  Continue to negotiate long-term management agreements and non-disturbance arrangements (which help to protect the Corporation’s management rights in the event of a sale of a property or any potential debt foreclosures).
  Conduct ongoing risk assessment of the Corporation’s insurance programs to ensure that insurance coverages are appropriately sufficient and, where appropriate, consider insurance to offset potential political or emerging market risks.

Overview of 2002
Despite the challenge of the most difficult operating conditions ever experienced by Four Seasons, its customers and the lodging and travel industry, the Corporation managed to meet several of its key operational and financial objectives during 2002, including the following:

  Unit growth: The Corporation opened four new properties in 2002: Shanghai, Sharm el Sheikh, Tokyo at Marunouchi, and Amman. The Corporation also opened Four Seasons Hotel Riyadh in February 2003. The Corporation is also planning for the opening of five additional new hotels or resorts in 2003 or the early part of 2004.
  Capital spending: In 2002, approximately 71% or $56.0 million (2001 – 81% or $56.7 million) of total capital spending was invested in new growth opportunities.
  Geographic diversity: The addition of the four new projects in 2002 and the one project to date in 2003 has expanded the Corporation’s geographic diversity. These new projects include the first Four Seasons hotel in China, its second in Japan and additional properties in the Middle East. The planned openings over the next few years will contribute further to the Corporation’s geographic diversity objectives.
  Credit rating: The Corporation maintained its investment grade credit ratings, despite the challenging environment of the past two years.

Operational and Financial Review and Analysis

Overview
Four Seasons has two operating segments: management operations and ownership operations. It is Four Seasons’ objective to maximize the percentage of its operating earnings from the management operations segment, and generally to make investments in the ownership of hotels, resorts and Residence Clubs only where required to secure additional management opportunities or to improve the management agreements for existing properties. Revenues from management operations and ownership operations as a percentage of consolidated revenues are set forth in the following table. The table also includes earnings before other operating items (“EBITDA”)[21] from management operations and ownership operations, as a percentage of consolidated EBITDA.

[21]	EBITDA is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. EBITDA is the same as earnings before other operating items. EBITDA is not intended to represent cash flow from operations, as defined by generally accepted accounting principles, and EBITDA should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by generally accepted accounting principles. EBITDA of Four Seasons may also not be comparable to EBITDA used by other companies, which may be calculated differently. EBITDA is included because the Corporation’s management believes it can be used to measure the Corporation’s ability to service debt, fund capital expenditures and expand its business.

Management Operations
Four Seasons is principally a management company. Under its management agreements, Four Seasons generally supervises all aspects of the day-to-day operations of its hotels and resorts on behalf of the owners, including sales and marketing, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. In addition, at the corporate level, Four Seasons generally provides strategic management services, including developing and implementing sales and marketing strategies, operating a central reservations system, recommending information technology systems and developing certain database applications, assisting with sourcing the financing and development of new hotels and resorts, providing advice with respect to the design and construction of new or renovated hotels and resorts, assisting with the refurbishment of hotels and resorts, and providing a centralized purchasing system for goods. For providing these management services, Four Seasons generally receives a variety of fees, including a base fee, an incentive fee, a sales and marketing charge, a reservation charge, and purchasing and pre-opening fees. The base fee is calculated as a percentage of the gross revenues of each hotel and resort that it manages and the incentive fee, which Four Seasons is entitled to receive at the majority of the properties it manages, is calculated based on the operating performance of the hotel or resort.

General and administrative expenses for management operations are incurred by the Corporation to provide these management services, together with and including those items normally associated with corporate overhead, such as operations, finance, information technology, accounting, legal, development and other costs of maintaining the corporate offices. The sales, marketing and central reservation expenses, which are generally funded by sales and marketing and reservation charges, are incurred on a cost recovery basis to the Corporation and are a function of the number of hotels and resorts in operation. Excluding the sales and marketing and reservations expenses, the Corporation’s other general and administrative expenses are relatively stable year-over-year. As a result, the Corporation should, in an improved economic environment, derive improvement in its management operating margin[22] from increases in management fees generated from existing agreements and the addition of new management contracts. For a five-year review of management operating margin and other data, please see chart on pages 33 to 44.

Four Seasons also manages the Residence Clubs and other Four Seasons branded and serviced residential projects pursuant to management agreements under which it oversees the management of the day-to-day operations of the completed projects and for which it receives an ongoing management fee from the owners of these residential projects. In addition, the Corporation oversees the sales and marketing of the Residence Club interests and is responsible for the branding of the Residence Clubs and the other Four Seasons branded residential projects. For these services it receives fees based generally on a percentage of the gross selling price of the interests.

Ownership Operations
Ownership earnings include the consolidated results of the 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver, and Four Seasons Hotel Berlin. In addition, the Corporation includes in ownership operations profit distributions from its other ownership interests, which are discussed on page 51, and corporate overhead expenses related to hotel ownership.

It is not the Corporation’s current investment strategy to hold any additional majority investments other than on a temporary basis while it seeks to sell the majority interest. However, The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin are long-term leasehold interests that were established at an earlier stage in the Corporation’s development. Because of the leasehold nature of these properties, it is difficult to sell these three interests without foregoing the management rights.

The Corporation has leased and managed The Pierre since 1981. The lease on The Pierre expires in 2012 and is renewable for an additional 10 years. The Corporation has leased and managed Four Seasons Hotel Vancouver since 1976. The lease on Four Seasons Hotel Vancouver expires in 2020 and is renewable for 15 years. The Corporation entered into the lease arrangement in 1990 for Four Seasons Hotel Berlin, which opened in 1996. The lease was renegotiated in 1999, at which time lease payments commenced. The Corporation’s lease commitment at Four Seasons Hotel Berlin to fund any lease shortfalls is limited to a maximum of approximately €11 million, of which the remaining balance was approximately €3 million at December 31, 2002. The Corporation expects to fully fund the remaining balance of €3 million in 2003. The Corporation is not obligated to fund any lease shortfalls in excess of the €3 million. However, the landlord may terminate the lease if minimum rent is not paid. Accordingly, the Corporation expects to meet with the landlord during 2003 to renegotiate the leasehold interest.

[22]	Management operating margin is equal to management earnings before other operating items divided by management revenues.

Results of Operations
 Year ended December 31, 2002 compared to year ended December 31, 2001

Management Operations

Revenues
The delayed recovery in global economies, particularly in the United States, and ongoing geopolitical concerns have negatively affected business travel on a global basis. As a result, during 2002, hotels continued to experience lower demand than normal, particularly from business travellers. Leisure travel demand was more resilient, although this segment was also below historical demand levels.

In 2002, RevPAR of the Corporation’s worldwide Core Hotels,[23] on a US dollar basis, decreased 1.9%, as compared to 2001. Consistent with industry practices, the Corporation tracks RevPAR on a US dollar basis. RevPAR of the United States Core Hotels, on a US dollar basis, decreased 3.8% in 2002, as compared to 2001, reflecting continued soft demand in most major markets, including New York, Boston, Los Angeles and Chicago. RevPAR of the Canada/Mexico/Caribbean Core Hotels, on a US dollar basis, was essentially unchanged in 2002, as compared to 2001. On a local currency basis, RevPAR of the Canada/Mexico/Caribbean Core Hotels increased 1.2% in 2002, as compared to 2001. These results reflect improvement in occupancy and achieved room rate at the resort under management in Punta Mita, offset by moderate declines in Four Seasons Hotel Mexico. RevPAR of the Europe/Middle East Core Hotels, on a US dollar basis, increased 5.7% in 2002, as compared to 2001. On a local currency basis, RevPAR of the Europe/Middle East Core Hotels was essentially unchanged in 2002, as compared to 2001. The Four Seasons hotels in Paris and Milan had significant RevPAR increases during the year. The Four Seasons hotel in Berlin continues to operate in a challenging environment, with weak demand and excess supply in that market. RevPAR of the Asia/Pacific Core Hotels, on a US dollar basis, decreased 2.4% in 2002, as compared to 2001. On a local currency basis, RevPAR of the Asia/Pacific Core Hotels decreased 4.2% in 2002, as compared to 2001. These results reflect significant declines in RevPAR at the two Four Seasons resorts in Bali, where occupancy was severely impacted as a result of the terrorist events on that island in October 2002.

Fee revenues decreased $12.8 million or 8% to $147.9 million in 2002, as compared to $160.7 million in 2001. The decrease was attributable to (i) a decline in fees from Core Hotels of $7.6 million (the most significant portion of this decline related to incentive fees), (ii) a decline in the fees relating to the branded residential projects of $7.4 million as a result of a decrease in units sold in 2002 in San Francisco, as compared to 2001, (iii) an increase in fees from recently opened hotels and resorts and new management agreements of $3.8 million, (iv) a decrease in fees of $2.3 million resulting from the cessation of the Corporation’s management of The Regent Hong Kong during 2001, (v) an increase in fees from hotels and resorts under development of $1.8 million, and (vi) a decrease of $1.1 million in fees from Residence Clubs as a result of reduced sales of interests in Four Seasons Residence Clubs in Aviara and Scottsdale.

Hotel revenue has a high correlation to RevPAR. Base fee revenues are largely dependent on total revenues of all managed hotels and resorts, which were approximately $2.8 billion in 2002 and 2001. Hotel and resort revenues in 2002 were similar to 2001 levels as the result of an increase in revenues from recently opened hotels and resorts, offset by reduced revenues at the Core Hotels. Total revenues of hotels and resorts in the United States market fell by US$31.9 million or 3%, in 2002, as compared to 2001. The revenues generated by hotels and resorts in the Canada/ Mexico/Caribbean and Asia/Pacific markets were essentially unchanged, on a US dollar basis, between 2001 and 2002. The revenues from the hotels and resorts in the Europe/Middle East markets increased by US$9.7 million or 4.7%, in 2002, as compared to 2001, primarily as a result of the strengthening euro and pound sterling currencies against the US dollar.

Incentive fees are calculated based on the profits of the hotel or resort under management as determined in accordance with the relevant management agreement. Incentive fees decreased $4.9 million to $25.1 million in 2002, as compared to $30 million in 2001. Incentive fees contributed 16.9% of the total fee revenues in 2002, as compared to 18.7% in 2001. Incentive fees declined primarily due to the lower levels of profitability at properties under management, resulting from lower occupancies and higher costs related primarily to insurance, labour, benefits and energy, which together increased by 4.7% in 2002, as compared to 2001, for Core Hotels.

Gross operating profit of the Corporation’s worldwide Core Hotels decreased overall by 7.7% in 2002, as compared to 2001, on a US dollar basis. The United States Core Hotels realized a decrease in gross operating profit, on a US dollar basis, of 11.8% in 2002, as compared to 2001, due to the RevPAR declines and increased operating expenses including labour, benefits and energy. The gross operating profit of the Core Hotels in Canada/Mexico/Caribbean, on a US dollar basis, were 3.9% lower in 2002, as compared to 2001, due to increased operating costs. On a local currency basis, gross operating profit for these hotels declined 3% in 2002, as compared to 2001. The Europe/Middle East Core Hotels, on a US dollar basis, realized an increase in gross operating profit of 6.7% in 2002, as compared to 2001, consistent with the RevPAR improvement in that region. On a local currency basis, gross operating profit of the Europe/Middle East Core Hotels increased 1.6% in 2002, as compared to 2001. The Asia/Pacific Core Hotels realized a decrease in gross operating profit, on a US dollar basis, of 6.5% in 2002, as compared to 2001, due to the RevPAR declines and increased operating expenses in that region. On a local currency basis, gross operating profit of the Asia/Pacific Core Hotels declined 8% in 2002, as compared to 2001.

Incentive fees were earned from 32 of its 57 hotels and resorts and from one of the two Residence Clubs managed by the Corporation in 2002, as compared to 35 of its 53 hotels and resorts and both Residence Clubs in 2001. As at December 31, 2002, incentive fees could potentially have been earned at 53 of the 57 hotels and resorts under management and both Residence Clubs opened during 2002.

[23]	The term “Core Hotels” means hotels and resorts under management for the full year of both 2002 and 2001. Changes from the 2001/2000 Core Hotels are the additions of Four Seasons Resort Nevis and Four Seasons Hotel Cairo at The First Residence, and the deletion of The Regent Jakarta (which was closed for repairs in February 2002 following damage from extensive flooding).

General and Administrative Expenses
Notwithstanding the increase in the number of hotels and resorts under management, general and administrative expenses were basically unchanged in 2002, as compared to 2001, increasing by $0.5 million or 0.7%. Management carefully controlled costs during the year because of the difficult economic conditions and uncertain outlook. Cost savings were predominantly achieved through attrition and delaying hiring to fill vacant positions.

Management Earnings
As a result of the changes in management revenues and expenses discussed above, the Corporation’s management earnings decreased by $13.3 million or 13.9% from the prior year to $82 million in 2002.

Ownership Operations
Ownership loss in 2002 increased by $9.4 million to $19.6 million, as compared to $10.2 million in 2001. The increased loss was primarily due to increased operating losses at The Pierre in New York ($4.2 million), Four Seasons Hotel Berlin ($2.4 million) and Four Seasons Hotel Vancouver ($0.9 million). The remaining $1.9 million increase was due to a reduction in distributions from other hotel and Residence Club investments and increased corporate overhead costs related to hotel ownership.

The increase in operating loss at The Pierre from $0.7 million in 2001 to $4.9 million in 2002 resulted primarily from a decrease in RevPAR and gross operating profit in 2002 of 6.8% and 42.5%, respectively, on a US dollar basis. The decrease in RevPAR was caused by a decrease in average room rates in 2002 of 12.8%, partially offset by an increase in occupancy in 2002 of 4.4%, as compared to 2001. Although The Pierre experienced increased occupancy during 2002, the higher occupancy was attributable to more group business than is typical at that hotel, which also resulted in a decline in average room rates. The Pierre also experienced a significant decline in catering revenues in 2002. The decline in revenues, combined with increased benefits and insurance costs, resulted in the increased operating loss in 2002.

The increased operating loss at Four Seasons Hotel Berlin from $1.5 million in 2001 to $3.9 million in 2002 was due primarily to a decrease in RevPAR and gross operating profit in 2002 of 1.4% and 27.6%, respectively, on a US dollar basis. The decrease in RevPAR was caused by a decline in occupancy of 8.4%, partially offset by an increase in average room rates of 14.2%. The lower occupancy in 2002 was primarily as a result of weak demand in a market that has an abundant supply of luxury hotels. In addition to incurring higher insurance, energy and benefit costs in 2002, as compared to 2001, the hotel had a scheduled increase in rent payments of $530,000 under its lease agreement. As discussed on page 40, the Corporation is expecting to fully fund its lease shortfall obligations relating to this hotel during 2003.

As discussed on pages 51 to 53, the Corporation has a minority ownership interest in seven Four Seasons hotels and resorts and an ownership interest in three Residence Clubs, all of which are accounted for on a cost basis. In 2002 and 2001, the Corporation received $1.3 million and $1.5 million of distributions, respectively, from three of its hotel and resort ownership interests.

Other Items

Depreciation and Amortization
Depreciation and amortization expense in 2002 was $14.8 million, as compared to $16.2 million in 2001. The decrease was attributable primarily to a change in the accounting standard by The Canadian Institute of Chartered Accountants (“CICA”) relating to goodwill and other intangible assets that became effective January 1, 2002 and is discussed in note 1(l)(i) to the consolidated financial statements. The decrease due to the change in accounting standard was partially offset by additional amortization charges related to the Corporation’s investment in new management contracts and higher depreciation and amortization expense relating to fixed assets at the Corporation’s consolidated hotels. Had the new accounting standard been applied to 2001, the depreciation and amortization expense in 2001 would have been reduced by $3.3 million to $12.9 million.

Other Income (Expense), Net
Other expense, net was $22.9 million in 2002, as compared to other income, net of $30.7 million in 2001. In 2002, other expense, net was comprised of: asset impairment charges and legal and other enforcement costs of $25.1 million taken in connection with the Corporation’s investments in the Four Seasons hotels in Caracas, Sydney and Seattle, as discussed below; a foreign exchange gain of $5 million relating to the net foreign currency gains on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and net foreign exchange gains incurred by the Corporation’s foreign subsidiaries; a loss of $1.4 million on the sale of the Corporation’s interest in vacant land in Toronto; and a loss of $1.4 million relating to the decline in the market value of certain life insurance policies that the Corporation holds.

In 2001, other income, net was comprised of a gain of $24 million on the sale of the Corporation’s 25% ownership interest in The Regent Hong Kong; a gain of $6.4 million on the sale of the Corporation’s 67% ownership interest in Four Seasons Hotel Prague; a recovery of loss of $4.8 million resulting from the recovery of assets which were provided for in prior years; a loss of $2.4 million on the redemption of all of the Corporation’s unsecured 6% debentures; a charge of $2.2 million relating to the restructuring of certain corporate departments; a foreign exchange gain of $5 million relating to the reduction of the Corporation’s net investment in one of its Asian self-sustaining subsidiaries; a foreign exchange loss of $3.6 million relating to the excess dollar amount of the US dollar forward contracts over the anticipated 2002 US dollar revenues; and other foreign exchange losses of $1.3 million relating to the net foreign currency losses on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and the net foreign exchange losses incurred by the Corporation’s foreign subsidiaries.

Four Seasons Hotel Caracas
The Corporation is in a dispute with the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default on a US$5 million loan owed to the Corporation that is secured by a second mortgage and that is registered against the hotel. Formal notice of the default has been given to the owner. The dispute has been referred to arbitration and the arbitration proceedings have commenced.

Due to the ongoing financial difficulties of the owner of the hotel and the resulting working capital deficiencies at the hotel, Four Seasons Hotel Caracas has been closed and is expected to remain closed until the dispute is resolved and the hotel’s debt and working capital arrangements can be restructured to provide sufficient funds to allow the hotel to operate on the basis specified in the Corporation’s management agreement. The Corporation does not anticipate a reopening in the near term while the necessary reorganization of the capital structure of the hotel remains outstanding.

As a result of the inability to achieve a timely resolution of the dispute with the owner, the necessary reorganization of the capital structure of the hotel and the resulting indefinite closure of the hotel, the Corporation recorded an asset impairment charge of $16.4 million in 2002 relating to its investment in Four Seasons Hotel Caracas, effectively reducing its investment in the hotel to nil at December 31, 2002. This charge includes expenses related to legal and other enforcement costs incurred to December 31, 2002. The Corporation intends to continue to pursue all available remedies with the objective of protecting its management rights and its loan and allowing the hotel to resume operations under Four Seasons management on a sound financial basis.

Four Seasons Olympic Hotel (Seattle)
In 2002, the owner of the Four Seasons hotel in Seattle began marketing the hotel for sale and provided the Corporation with notice of termination of its management agreement in connection with the proposed sale. The Corporation strongly disagrees with the owner’s assertion that it is entitled to sell the hotel free of the Corporation’s management agreement. In 2002, the owner commenced arbitration proceedings on the matter. Those proceedings are ongoing, and a hearing date has been scheduled for the second quarter of 2003. The Corporation incurred $1.7 million in legal and other enforcement costs in 2002 in connection with this issue.

The Corporation expects to incur approximately $4 million to $5 million in legal and other fees in the first half of 2003 in connection with the disputes in Caracas and Seattle.

Four Seasons Hotel Sydney
During the third quarter of 2002, as a result of a lack of improvement in both domestic and international tourism in Australia, reduced expectations for operating results for Four Seasons Hotel Sydney, and an independent appraisal received in 2002 which confirmed that conditions had deteriorated such that the Corporation may not fully recover its long-term receivable from the hotel, the Corporation recorded an asset impairment charge of $7 million relating to its investment in that hotel.

Net Interest Income
The Corporation had net interest income in 2002 of $3.2 million, as compared to $6.7 million in 2001. The components of net interest income were interest income of $18.3 million, interest expense of $11.6 million and expenses relating to the purchase of foreign exchange forward contracts of $3.5 million in 2002, as compared to $23.3 million, $15.6 million and $1 million, respectively, in 2001. The decrease in interest income of $5 million was primarily due to lower cash and cash equivalents and lower interest rates earned on short-term cash deposits in 2002, as compared to 2001. The decrease in interest expense of $4 million was primarily due to the redemption in November 2001 of the $100 million principal amount of unsecured debentures issued by FSHI, which resulted in lower interest expense in 2002 of $5.2 million. This reduced interest expense was partially offset by an increase in interest expense in 2002 of $0.8 million, as compared to 2001, relating to the Corporation’s convertible notes. The increase in foreign exchange forward contracts expense in 2002 of $2.5 million, as compared to 2001, related to the forward premium or discount on the additional foreign exchange forward contracts purchased in 2002 and used to hedge foreign currency monetary assets, which is amortized to interest expense over the term of the forward contract.

Income Tax Expense
The Corporation’s effective tax rate in 2002 was approximately 24%, as compared with an effective tax rate of 18.6% in 2001. The lower effective tax rate in 2001 was primarily as a result of the gain realized in 2001 relating to the sale of the Corporation’s 25% ownership interest in The Regent Hong Kong not being subject to tax.

Net Earnings and Earnings per Share
Net earnings in 2002 were $21.2 million ($0.61 basic earnings per share and $0.59 diluted earnings per share), as compared with net earnings of $86.5 million ($2.48 basic earnings per share and $2.27 diluted earnings per share) in 2001. The 75.5% decrease in net earnings, 75.4% decrease in basic earnings per share and 74% decrease in diluted earnings per share in 2002 resulted primarily from reduced earnings in management operations, increased losses in ownership operations, the asset impairment charges and legal and other enforcement costs taken in 2002 in connection with the Corporation’s investments in the Four Seasons hotels in Caracas, Sydney and Seattle, and the gain on sale in 2001 of the Corporation’s ownership interests in The Regent Hong Kong and Four Seasons Hotel Prague, which were partially offset by higher foreign exchange gains and lower income tax expense in 2002. On a normalized[24] basis, excluding non-recurring items (see chart on page 45), net earnings in 2002 were $42.4 million ($1.21 basic earnings per share and $1.17 diluted earnings per share), as compared to net earnings of $56.4 million ($1.61 basic earnings per share and $1.52 diluted earnings per share) in 2001.

[24]	Normalized net earnings is not intended to represent net earnings as defined by generally accepted accounting principles, and should not be considered an alternative to net earnings or any other measure of performance prescribed by generally accepted accounting principles. Normalized net earnings, as calculated by Four Seasons, may also not be comparable to normalized net earnings used by other companies, which may be calculated differently. It is included because the Corporation’s management believes it can assist in the period-over-period comparability of the Corporation’s financial performance. In 2001, normalized net earnings of $56.4 million excludes the effect of the change in accounting standard for intangible assets (see note 1(l)(i) to the consolidated financial statements). Had the new accounting standard been applied to 2001, normalized net earnings for 2001 would have increased by $3.0 million to $59.4 million.
A reconciliation of net earnings to normalized net earnings is as follows: Selected Consolidated Financial Information Two-Year Summary by Quarter
[1]	Effective January 1, 2002, the Corporation adopted the new accounting standard for goodwill and other intangible assets as established by the CICA (see note 1(l)(i) to the consolidated financial statements). In accordance with the new standard, the reported results for the prior years quarters have not been restated. However, had the Corporation adopted the new accounting standard for the year ended December 31, 2001, the adjusted net earnings, basic earnings per share and diluted earnings per share of the Corporation for each quarter in 2001 would have been: first quarter – $17.7 million, $0.51 and $0.46, respectively; second quarter – $28.9 million, $0.83 and $0.74, respectively; third quarter – $32.8 million, $0.94 and $0.82, respectively; and fourth quarter – $10.0 million, $0.29 and $0.28, respectively.
[2]	Quarterly and year-to-year computations of per share amounts are made independently. The sum of per share amounts for the quarters may not agree with per share amounts for the year.

Results of Operations
Year ended December 31, 2001 compared to year ended December 31, 2000

Management Operations

Revenues
Fee revenues decreased $24.6 million or 13.3% to $160.7 million in 2001, as compared to $185.3 million in 2000. The decrease is attributable to (i) a decrease in fees of $2.9 million resulting from the cessation of the Corporation’s management of The Regent Hong Kong during 2001 and (ii) a decrease in fees from other hotels and resorts of $25.3 million, partially offset by an increase in fees from recently opened hotels and resorts and new management agreements of $3.1 million and a net increase in fees from hotels and resorts under development and from Four Seasons Residence Club projects of $0.5 million. The significant decrease in fees from other operating hotels and resorts in 2001 was primarily due to the general downturn in the global economy and the events of September 11, 2001. Historically, the period from early September to the year-end is one of high hotel occupancies, both from business and leisure travel. The September events, along with slowing economic conditions, combined to severely constrain global travel over the latter part of 2001. The Corporation’s incentive fees, which are calculated based on the profits of the hotels and resorts under management as determined in accordance with the relevant management agreement, decreased $19.8 million to $30 million in 2001, as compared to $49.8 million in 2000. Incentive fees contributed 18.7% of the total fee revenues in 2001, as compared to 26.9% in 2000.

Total revenues of all managed hotels and resorts were $2.8 billion in 2001, approximately the same level as 2000, notwithstanding the general downturn in the global economy and the events of September 11, 2001. The recognition of 2001 hotel revenues similar to 2000 hotel revenues was the result of strong performances in the European and Canada/Mexico markets and an increase in revenues from recently opened hotels and resorts, offset by weaker performances in the United States and Asia/Pacific markets. All markets in which the Corporation manages hotels and resorts were negatively impacted following the events of September 11, 2001 and the economic slowdown. In addition, European and Asia/Pacific revenues were each adversely affected by the weakening euro and Asian currencies against the US dollar. On a euro basis, revenues of Core Hotels in the European markets increased 6.3% in 2001, as compared to an increase of 3.6% when measured on a US dollar basis. On a local currency basis, revenues of Core Hotels in the Asia/Pacific markets decreased 2.8% in 2001, as compared to a decrease of 11.6% on a US dollar basis.

The Corporation’s worldwide Core Hotels had an average decrease of 10% in RevPAR in 2001, as compared to 2000, on a US dollar basis, resulting from a decrease in occupancy of 7.5% and an increase in room rates of 0.3%. Prior to September 11, 2001, the Corporation expected the worldwide Core Hotel’s RevPAR to decline by approximately 2% to 3%, on a US dollar basis for the full year.

Primarily as a result of the strength of the Corporation’s hotels in Paris and Milan, on a US dollar basis, the Corporation’s Core Hotels under management in Europe experienced an average increase in RevPAR of 1.2%, and an average increase in gross operating profit of 13.2%. Whereas the Corporation’s Core Hotels under management in the United States and Asia/Pacific, on a US dollar basis, experienced an average decrease in RevPAR of 12.5% and 11.3%, respectively, and an average decrease in gross operating profit of 23.3% and 11.7%, respectively, in 2001, as compared to 2000. In 2001, the Corporation’s Core Hotels under management in Canada/Mexico had an average decrease in RevPAR, on a US dollar basis, of 1.2%, and an average increase in gross operating profit, on a US dollar basis, of 4.8%, as compared to 2000. Gross operating profit of the Core Hotels decreased overall on average by 16.5% in 2001, as compared to 2000, on a US dollar basis, primarily due to decreased RevPAR.

General and Administrative Expenses
In 2001, general and administrative expenses increased by $5.9 million or 9.9%, as compared to 2000. This increase reflects, in part, an additional $4.4 million of reservation and sales and marketing expenses in 2001, primarily attributable to new managed properties, as compared to 2000. In 2001, reservation and sales and marketing expenses were $28.9 million or 44.2% of total general and administrative expenses, as compared to $24.5 million or 41.2% in 2000. Other than the costs related to an increase in charges in the reservation and sales and marketing areas, which operate on a cost recovery basis, the overall increase in general and administrative expenses in 2001 was 4.2% or $1.5 million, as compared to 2000.

Management Earnings
As a result of the changes in management revenues and expenses discussed above, the Corporation’s management earnings decreased by $30.5 million or 24.3% from the prior year to $95.3 million in 2001. Management earnings represented essentially all of the Corporation’s earnings before other operating items in 2001 and 90% of these earnings in 2000. The increased percentage in 2001 was due to the ownership operations loss before other operating items in 2001 and the sale of the Corporation’s 25% minority interest in The Regent Hong Kong.

Ownership Operations
Ownership loss in 2001 was $10.2 million, as compared to ownership earnings of $13.6 million in 2000. The decrease in ownership earnings of $23.8 million was primarily due to a decrease in operating earnings at The Pierre in New York of $14.8 million and the elimination of a dividend from The Regent Hong Kong in 2001 due to the sale of the Corporation’s interest in that hotel, as compared to a dividend of $7.4 million in 2000. During 2001, the Corporation sold its 25% ownership interest in The Regent Hong Kong and received gross proceeds of $36.4 million (see note 5(e) to the consolidated financial statements).

The decrease in operating earnings at The Pierre resulted primarily from the events of September 11, 2001 and the softening economy, which severely disrupted the hotel’s operations during a part of the year which traditionally has been the most profitable for the hotel. During 2001, the occupancy level at The Pierre was 63.8%, as compared to 80.7% for 2000, causing operating earnings to decrease from earnings of $14.1 million in 2000 to a loss of $0.7 million in 2001.

During 2001, the Corporation had a minority ownership interest in five Four Seasons hotels and resorts under management and an ownership interest in three Four Seasons Residence Clubs which are accounted for on a cost basis. In each of 2001 and 2000, the Corporation received $1.5 million of distributions from these investments.

Other Items

Depreciation and Amortization
Depreciation and amortization expense in 2001 was $16.2 million, as compared to $14 million in 2000. The increase is attributable primarily to higher amortization charges related to the Corporation’s investment in management contracts and higher depreciation and amortization expense relating to fixed assets at the Corporation’s consolidated hotels and resorts.

Other Income, Net
Other income, net increased $22 million to $30.7 million in 2001, as compared to $8.7 million in 2000. In 2001, other income, net was comprised of: a gain of $24 million on the sale of the Corporation’s 25% ownership interest in The Regent Hong Kong; a gain of $6.4 million on the sale of the Corporation’s 67% ownership interest in Four Seasons Hotel Prague; a recovery of loss of $4.8 million (2000 – $8.9 million) resulting from the recovery of assets which were provided for in prior years; a loss of $2.4 million on the redemption of all of the Corporation’s unsecured debentures; a charge of $2.2 million relating to the restructuring of certain corporate departments; a foreign exchange gain of $5 million relating to the reduction of the Corporation’s net investment in one of its Asian self-sustaining subsidiaries; a foreign exchange loss of $3.6 million relating to the excess dollar amount of the US dollar forward contracts over the anticipated 2002 US dollar revenues; and other foreign exchange losses of $1.3 million (2000 – $0.2 million) relating to the net foreign currency loss on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange losses incurred by the Corporation’s foreign subsidiaries.

Net Interest Income
The Corporation had net interest income in 2001 of $6.7 million, as compared to $4.2 million in 2000. The increase of $2.5 million in net interest income is attributable to increased interest income, primarily from increased cash and cash equivalents during the year and additional interest-bearing investments made in connection with certain of its new projects, partially offset by lower interest rates on cash and cash equivalents.

Income Tax Expense
The Corporation’s effective tax rate in 2001 was approximately 18.6%, as compared with an effective tax rate of 25.4% in 2000. The reduction in the effective tax rate in 2001 is a result of the gain realized in 2001 relating to the sale of the Corporation’s 25% ownership interest in The Regent Hong Kong not being subject to tax.

Included in the income tax expense for 2001 was an additional expense of $0.9 million (2000 – $3.5 million) related to the scheduled reductions in the Canadian income tax rates to be implemented over the next several years. This expense was a result of the decrease in the income tax rates applied to the ongoing benefit of the Corporation’s future income tax assets resulting in a decrease in the future tax assets. The reduced tax rates should allow the Corporation to achieve lower overall income tax rates on its income in future years.

Net Earnings and Earnings per Share
Net earnings in 2001 were $86.5 million ($2.48 basic earnings per share and $2.27 diluted earnings per share), as compared with net earnings of $103.1 million ($2.98 basic earnings per share and $2.63 diluted earnings per share) in 2000. The 16.1% decrease in net earnings, 16.8% decrease in basic earnings per share and 13.7% decrease in diluted earnings per share resulted primarily from reduced earnings in management and ownership operations, partially offset by the gain on the sale of the Corporation’s ownership interests in The Regent Hong Kong and Four Seasons Hotel Prague and lower income tax expense in 2001. On a normalized basis, excluding non-recurring items (see table below), net earnings in 2001 were $56.4 million ($1.61 basic earnings per share and $1.52 diluted earnings per share), as compared to net earnings of $96.3 million ($2.78 basic earnings per share and $2.46 diluted earnings per share) in 2000.

A reconciliation of net earnings to normalized net earnings is as follows:

Liquidity
As at December 31, 2002, the Corporation’s cash and cash equivalents were $165 million, as compared to $210.4 million as at December 31, 2001. The Corporation’s investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

The Corporation has US$200 million of committed bank credit facilities, of which US$100 million expires in April 2003 and US$100 million expires in July 2003. The Corporation is currently negotiating the extension of these facilities and expects that at least US$200 million of credit facilities will be extended for another year. As at December 31, 2002, no amounts were borrowed by the Corporation under these credit facilities. However, approximately US$35.2 million of letters of credit were issued but undrawn as at December 31, 2002. The Corporation believes that these bank credit facilities, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow it to finance all of its normal operating needs and commitments to new investments to achieve its current growth objectives.

Cash from Operations
For the year ended December 31, 2002, cash from operations was $41.8 million, as compared to $75.5 million in 2001. The decrease in operating cash flow in 2002 of $33.7 million was primarily due to a reduction in cash contributed by management operations of $12.9 million and an increase in cash used in ownership operations of $12 million, as compared to 2001 (reflecting the decrease in management operating earnings and increase in ownership operating loss discussed above under “Results of Operations”), an increase related to non-cash working capital of $13.1 million and legal and other enforcement costs of $5 million paid in 2002 in connection with the Corporation’s investments in the Four Seasons hotels in Caracas and Seattle. The operating cash flow decrease was partially offset by a decrease in income tax installments paid in 2002 of $7.4 million and a decrease in net interest paid in 2002 of $3.6 million.

For the year ended December 31, 2001, cash from operations was $75.5 million, as compared to $102.6 million in 2000. The decrease in operating cash flow of $27.1 million was primarily due to a reduction in cash contributed by management and ownership operations of $28.8 million and $20.5 million, respectively, in 2001, as compared to 2000 (reflecting the decrease in management and ownership operating earnings discussed above under “Results of Operations”), a decrease of $3.8 million in cash received relating to assets previously provided for and an increase in income tax installments of $2.1 million. The operating cash flow decrease was partially offset by a decrease relating to non-cash working capital of $27.6 million in 2001, as compared to 2000 (resulting primarily from the collection in 2001 of the incentive and royalty fee receivables which were outstanding at the end of 2000).

Financing Activities
In 2002, the Corporation made normal course purchases of 337,600 of its Limited Voting Shares through the facilities of the Toronto Stock Exchange and the New York Stock Exchange for a total purchase price, including commissions, of $16.5 million. The Corporation is currently authorized to make normal course purchases of up to an aggregate of 5% of its issued and outstanding Limited Voting Shares over a 12-month period ending November 11, 2003.

In 2002, the Corporation received proceeds of $5.7 million relating to the exercise of options by employees to purchase 225,465 Limited Voting Shares, as compared to proceeds of $2.8 million in 2001 relating to the purchase of 124,748 Limited Voting Shares.

The Corporation paid $3.6 million in dividends during 2002 and 2001, based on a dividend policy of 11 cents per Limited Voting Share and 5.5 cents per Variable Multiple Voting Share per annum, paid semi-annually in January and July. The Corporation does not expect to change its dividend policy in 2003.

Unsecured debentures issued by FSHI, with a principal amount of $100 million and a maturity date of July 2, 2002, were redeemed by the Corporation during 2001 for $102.2 million, which resulted in an accounting loss in 2001 of $2.4 million. The debentures bore interest at a rate of 6% per annum. The redemption was funded from the Corporation’s cash and cash equivalents.

Balance Sheet Review and Analysis

Corporate Strategy Relating to Investments
An important part of the Corporation’s overall strategy is to maintain the strength of its balance sheet. Accordingly, the Corporation intends to continue to be disciplined in the allocation of its capital. The Corporation also intends to seek to dispose of certain of its equity investments, which could contribute further cash and cash equivalents in the near-term. The capital investment plans for the Corporation remain focussed on allocating the majority of its deployed capital for investment opportunities that are intended to establish new long-term management contracts in key destinations or enhance existing management arrangements. Investments and advances will only be made where the overall economic return to the Corporation justifies the investment or advance.

These investments and advances must meet the Corporation’s financial criteria, including certain minimum return hurdles and a manageable risk profile. The Corporation assesses the relative risk and returns of such investments, including interest, dividends and fee income, when determining whether to make them or whether the structure of the commitments should be in the form of a minority equity investment or an advance. The Corporation generally seeks to limit its total long-term capital exposure to no more than 20% of the total equity required for a property, and typically can choose to have its ownership interest diluted if additional capital is required. Depending on the nature of the investment or advance, it will be characterized on the Corporation’s consolidated balance sheet as “Investments in hotel partnerships and corporations,” “Investment in management contracts,” or “Long-term receivables.” The returns associated with such investments are augmented by the management fees from the properties in which the investments or advances were made.

As part of its ongoing balance sheet evaluation, the Corporation has reviewed each investment and advance and has determined that no additional provision was necessary during 2002 relating to impairment of the book value of any of its investments or advances, other than those relating to Four Seasons Hotel Caracas and Four Seasons Hotel Sydney, which were previously discussed. In addition, as a result of a change in accounting standard (see note 1(l)(i) to the consolidated financial statements), a significant portion of the Corporation’s investment in the Regent trade name was deemed impaired and charged to retained earnings in 2002.

Long-term Receivables
Included on the Corporation’s balance sheet as at December 31, 2002 is $207.1 million (2001 – $201.5 million) of long-term receivables relating primarily to advances made to Four Seasons properties. The most significant long-term receivables include amounts advanced to the owners of the Four Seasons hotels in London, San Francisco, Nevis and Sydney. See note 4 to the consolidated financial statements for further information relating to the long-term receivables.

In 2002, the Corporation advanced $32.3 million in the aggregate as long-term receivables. These included: (i) $9.8 million relating to the proposed development of a Four Seasons Residence Club in Sedona, (ii) $7.2 million relating to an operating shortfall at Four Seasons Residence Club Scottsdale at Troon North, (iii) $4.6 million relating to a proposed development in Jerusalem, and (iv) $1.9 million relating to Four Seasons Hotel Caracas, which was fully provided for by the Corporation in 2002 (see note 4(c) to the consolidated financial statements). The Corporation has first and second mortgages on property in Sedona to protect its loan position. The Corporation and the developer are working on a long-term plan to bring the Residence Club in Sedona to fruition. A successful plan is dependent upon a number of factors, including obtaining acceptable financing.

In 2001, the Corporation advanced $52.4 million in the aggregate as long-term receivables. These included: (i) $26.4 million relating to the recently opened Four Seasons Hotel San Francisco, (ii) $8.9 million relating to the sale of Four Seasons Hotel Prague, (iii) $6.2 million relating to the renovation of The Regent Bangkok, (iv) $2.2 million relating to the construction of Four Seasons Residence Club Scottsdale at Troon North (the total loan of $18.2 million, which includes amounts funded in previous years, was subsequently repaid to the Corporation in 2001), (v) $1.5 million relating to the reconstruction and improvement of Four Seasons Resort Nevis, and (vi) $1.5 million relating to improvements at Four Seasons Hotel Las Vegas. In addition, the Corporation was repaid $2.5 million of its loan relating to an acquisition of suites in 2000 at The Pierre in New York.

In 2000, the Corporation advanced $69 million in the aggregate as long-term receivables. These included: (i) $21 million relating to the reconstruction and improvement of Four Seasons Resort Nevis, (ii) $16.5 million relating to an acquisition of suites at The Pierre in New York, (iii) $11.6 million relating to the construction of Four Seasons Residence Club Scottsdale at Troon North, (iv) $7.5 million relating to the construction of Four Seasons Hotel Caracas, (v) $3.7 million relating to an operating shortfall at The Regent Sydney, and (vi) $3.7 million relating to the construction of Four Seasons Hotel Cairo at The First Residence. In addition, the Corporation was repaid US$5 million of a US$7.5 million advance previously made to the owner of Four Seasons Hotel Atlanta.

Investments in Hotel Partnerships and Corporations

Consolidated Hotel Ownership Interests
The Corporation has a 100% leasehold interest in The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin. The Corporation’s consolidated financial statements reflect the consolidation of the balance sheets of these three hotels.

There is no third party debt associated with the Corporation’s leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver or Four Seasons Hotel Berlin. The direct lease obligations are disclosed in note 14(a) to the consolidated financial statements.

Other Hotel, Resort and Residence Club Ownership Interests
As at December 31, 2002, Four Seasons had equity investments in seven other hotels and resorts under management, Four Seasons Hotel Shanghai (21.2%), Four Seasons Hotel Sydney (15.2%), Four Seasons Hotel London (12.5%), Four Seasons Hotel Amman (8%), Four Seasons Resort Aviara (7.3%), Four Seasons Resort Scottsdale at Troon North (3.9%) and the Four Seasons hotel in Seattle (3.4%), and had equity investments in six of the hotels and resorts under construction or development, Four Seasons Hotel Miami (6.3%), Four Seasons Hotel Gresham Palace Budapest (19.6%), Four Seasons Hotel Nile Plaza (Cairo) (9%), Four Seasons Resort Costa Rica (14%), Four Seasons Resort Jackson Hole (19.9%) and Four Seasons Hotel Istanbul at the Bosphorus (18%). The Corporation’s ownership interests in Four Seasons Resort Punta Mita, Four Seasons Hotel Prague and The Regent Hong Kong were sold in 2001.

In accordance with Canadian generally accepted accounting principles, Four Seasons accounts for all of these investments on a cost basis because either the percentage ownership or the structure does not give the Corporation significant influence over these investments, or the investments were made with the intention that they be disposed of in the foreseeable future. The book value of other hotel and resort ownership interests was $128.1 million as at December 31, 2002 ($122.6 million as at December 31, 2001). The increase in the book value of these ownership interests year over year is primarily as a result of the Corporation’s investment in Four Seasons Resort Costa Rica and Four Seasons Resort Jackson Hole in 2002. Based upon the current and budgeted operating cash flow of each of these properties (adjusted for expected capital spending requirements), the Corporation currently estimates that the net recoverable amount of each of these investments at least approximates its book value (see note 5 to the consolidated financial statements). This valuation determination was made subject to the estimates and judgments described in note 1(j) of the consolidated financial statements.

Each of these investments individually represents less than 5% of the total assets of the Corporation and none of these investments is material to the Corporation. The Corporation is not liable for any further obligations relating to these investments other than any commitment that is included in commitments discussed on pages 28 to 30 and page 55. For the year ended December 31, 2002, the Corporation earned $22.9 million ($20.4 million in 2001) of fee revenues from the properties included in its other hotel and resort ownership interests. In addition, the Corporation received distributions of $1.3 million ($1.5 million in 2001) from certain of these ownership interests and funded $0.1 million in 2002 ($0.6 million in 2001) as its share of cash flow distribution to or cash flow shortfall from certain of these ownership interests in 2002. The Corporation expects that distributions in 2003 from certain of its seven equity investments in the hotels and resorts open in 2002 will at least be equal to cash shortfalls relating to certain of these investments in 2003.

The following table sets forth combined summarized financial information relating to the Corporation’s proportionate share of these ownership interests for 2002 and 2001, excluding: (i) Four Seasons’ ownership interest in Four Seasons Hotel Amman, which did not open until December 28, 2002, and (ii) Four Seasons’ ownership interests in the Four Seasons hotels in Miami, Budapest, Nile Plaza (Cairo) and Istanbul at the Bosphorus and Four Seasons resorts in Costa Rica and Jackson Hole, all of which are still under construction or development.

Ownership Interests – Other Hotels and Resorts
Balance Sheet

Statement of Operations

[1]	The Corporation is not liable for any of these liabilities or obligations other than the commitments that are included in “Other Commitments” discussed on page 55.
[2]	The current and long-term liabilities and obligations relating to the investments have recourse only to the assets of the single-purpose corporations, partnerships or joint ventures that own the properties. Four Seasons management contracts are also generally protected through non-disturbance agreements with the property lenders in order to attempt to ensure that the contracts survive any sale of the asset or foreclosure by a lender.
[3]	The proportionate taxable earnings or loss of any partnership and joint venture interest is included in the taxable earnings or loss of their respective partners. Accordingly, no provisions for income taxes on such partnerships and joint ventures are included in the above summarized financial information.

The book value of the Corporation’s ownership interests in Four Seasons Residence Clubs was $18.3 million as at December 31, 2002 ($18.4 million at December 31, 2001). This amount represents the Corporation’s ownership interest in the projects located at Aviara in Carlsbad, California (7.3%); Scottsdale, Arizona (71%); and Punta Mita, Mexico (30.8%). Sales of interests in Four Seasons Residence Club Aviara and Four Seasons Residence Club Scottsdale at Troon North began in 1997 and 2000, respectively. The Corporation earned fee revenues of $6.1 million in 2002 ($7.3 million in 2001) but received no distributions from its Residence Clubs in 2002 and 2001. It is anticipated that the Corporation will reduce its equity interests to below 20% in the  Four  Seasons  Residence Clubs in Scottsdale, Arizona and Punta Mita, Mexico through dispositions to third parties.

The following table sets forth combined summarized financial information relating to the Corporation’s proportionate share of ownership interests in these Residence Clubs for 2002 and 2001, excluding Four Seasons’ ownership interest in Four Seasons Residence Club Punta Mita, which is still under development.

Ownership Interests – Residence Clubs
Balance Sheet

Statement of Operations

[1]	The Corporation is not liable for any of these liabilities or obligations other than the commitments that are included in “Other Commitments” discussed on page 55.
[2]	The current and long-term liabilities and obligations relating to the investments have recourse only to the assets of the single-purpose corporations, partnerships or joint ventures that own the properties.
[3]	The proportionate taxable earnings or loss of any partnership and joint venture interest is included in the taxable earnings or loss of their respective partners. Accordingly, no provisions for income taxes on such partnerships and joint ventures are included in the above summarized financial information.

To fund capital requirements in properties in which it has less than a 20% interest, primarily in hotels and resorts under construction or development, the Corporation invested $7.1 million in the aggregate in 2002 ($18.9 million in 2001 and $8 million in 2000). The $7.1 million advanced in 2002 included (i) $4.7 million related to the Four Seasons resort under construction in Costa Rica and (ii) $2.2 million related to the Four Seasons resort under construction in Jackson Hole. The $18.9 million advanced in 2001 included (i) $15.8 million related to the Four Seasons hotel under construction in Miami, and (ii) $1.7 million related to the Four Seasons hotel under construction in Budapest. The $8 million advanced in 2000 included (i) $5.2 million related to the Four Seasons hotel then under construction in Amman, which opened in 2002, and (ii) $1.9 million related to the Four Seasons hotel under development in Istanbul at the Bosphorus.

In 2002, for properties in which the Corporation has a greater than 20% interest, the Corporation invested $0.1 million ($0.1 million in 2001 and $0.3 million in 2000) related to the Four Seasons Residence Club in Punta Mita, in which it has an approximate 30.8% interest. In 2001, the Corporation invested $3.2 million ($2.8 million in 2000) related to Four Seasons Hotel Prague, in which it had a 67% interest prior to the sale of this interest in 2001. During 2000, the Corporation also invested (i) $25.8 million in the Four Seasons hotel then under construction in Shanghai, which opened in 2002, in which it has a 21.2% interest, and (ii) $7.4 million in Four Seasons Resort Punta Mita, in which it had a 30.8% interest prior to the sale of this interest in 2001.

In 2002, the Corporation disposed of its interest in vacant land in Toronto and realized net proceeds of $4.6 million. In 2001, in addition to the sale of its interest in the Four Seasons hotel in Prague and resort in Punta Mita, the Corporation sold its 25% ownership interest in The Regent Hong Kong, realizing net proceeds from the sale of all three investments of $88.6 million.

Investment in Management Contracts
Included in the Corporation’s balance sheet as at December 31, 2002 is $222.8 million (2001 – $201.5 million, 2000 –$189.2 million) relating to its investment in management contracts. The largest component of these amounts relate to management contracts acquired during the Regent transaction in 1992, including the management contracts for the Four Seasons hotels in New York and Milan and Four Seasons Resort Bali at Jimbaran Bay. The most significant amounts advanced for individual management contracts include Four Seasons Hotel George V Paris and Four Seasons Resort Scottsdale at Troon North in the context of obtaining these contracts, and Four Seasons Resort Nevis and The Ritz-Carlton Hotel Chicago in the context of improving the terms of these contracts.

In connection with its management contracts, the Corporation invested $1.2 million in the aggregate in 2002 ($7.8 million in 2001 and $6.5 million in 2000). The $1.2 million invested in 2002 did not include any significant individual investments in management contracts. The $7.8 million invested in 2001 included $6.6 million related to Four Seasons Hotel Dublin and the $6.5 million invested in 2000 included $5.5 million related to Four Seasons Resort Scottsdale at Troon North.

Fixed Assets
Owners of properties managed by Four Seasons are contractually responsible for funding the capital requirements of the properties, including guest room and common area renovations, and for maintaining capital reserves to fund ongoing annual maintenance capital expenditures required by the management agreements. The owners annually spend an average of between 3% and 5% of hotel gross revenues on capital expenditures to maintain properties at the Four Seasons standard (other than in newly constructed or recently renovated properties where the annual amounts generally range from 1% to 2% in the initial years of operation following opening and major refurbishment). Capital expenditures are funded primarily by working capital generated from property operations and through advances from the owners. Four Seasons’ share of capital expenditures in 2002, 2001 and 2000 was immaterial for those hotel properties in which Four Seasons has an equity interest or pursuant to management contract obligations. Four Seasons’ capital expenditures were $13.5 million, $9.6 million and $11.1 million in 2002, 2001 and 2000, respectively, for its consolidated hotels and corporate offices.

In addition, in 2002, the Corporation purchased land in Orlando for $17.6 million (including costs relating to the purchase) for the purpose of a future development of a Four Seasons resort and residential project with an equity partner. It is the Corporation’s intention to identify the majority equity partners and secure non-recourse project debt before proceeding with this project. The Corporation’s intention is to hold a minority equity position and to have long-term management rights to the resort and residences relating to this project.

Commitments

Convertible Notes
During 1999, FSHI issued US$655.5 million principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriter’s commission, were US$166 million. At any time on or before the maturity date, unless the notes have previously been redeemed or purchased, holders may require FSHI to convert the notes (each US$1,000 dollar principal) into 5.284 Limited Voting Shares of FSHI. FSHI has the right to acquire the notes that a holder has required to be converted for cash equal to the fair value of the Limited Voting Shares. The conversion rate will be adjusted for certain reasons, but will not be adjusted for accrued interest. Holders also have the right to require FSHI to purchase all or a portion of their notes on September 23, 2004, September 23, 2009 and September 23, 2014 in consideration for Limited Voting Shares of FSHI having a fair value equal to the issue price plus accrued interest to the date of purchase. However, FSHI always has the right to acquire for cash all or a portion of the notes that a holder has required to be so purchased. In addition, upon a change in control of FSHI occurring on or before September 23, 2004, FSHI will be required to offer to purchase all the notes for cash at the issue price plus accrued interest to the date of purchase. FSHI may redeem all or a portion of the notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest to the date of purchase.

The net proceeds of this issue were used to repay all amounts owed under the Corporation’s bank credit facility, with the remainder being invested in bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

As at December 31, in each of 2002, 2001 and 2000, virtually all of the Corporation’s long-term obligations were at fixed interest rates, with the exception of the implied interest rate relating to its pension commitments.

Pension Commitments
The Corporation maintains a multi-employer non-contributory defined benefit pension plan (the “Plan”) on behalf of the Corporation and the owners of certain managed hotels. The Plan provides pension benefits for certain senior executives of the Corporation and hotel general managers, based on years and level of service and annual salary.

The accrued benefit liability of $27.9 million, which is recorded on the Corporation’s consolidated balance sheet in “Long-term obligations” as at December 31, 2002, is financed by life insurance policies on the lives of certain of the participants in the Plan. As at December 31, 2002, the Corporation’s share of the cash surrender value of the policies, which is included in “Other assets” on the Corporation’s consolidated balance sheet, was $12.1 million. The Corporation recorded a loss relating to the decline in the market value of the cash surrender value of these policies in 2002 of $1.4 million, which is included in “Other income (expense), net” on the Corporation’s consolidated statement of operations.

Lease Commitments – Consolidated Hotels
In addition to the obligations identified on the Corporation’s balance sheet as at December 31, 2002, the Corporation’s three consolidated hotels (The Pierre in New York, Four Seasons Hotel Berlin and Four Seasons Hotel Vancouver) are leasehold interests subject to individual property leases. The Corporation’s obligations in respect of The Pierre and Four Seasons Hotel Berlin are supported by letters of credit aggregating $12.1 million. The total annual lease obligations for these three hotels represented annual payments of approximately $17 million in 2002 and is expected to represent annual lease payments of approximately $18 million in 2003. These lease expenses are treated as an expense of the Corporation’s Ownership Operations (see note 14(a) to the consolidated financial statements).

The Corporation’s lease obligations relating to Four Seasons Hotel Berlin are expected to be fully funded by the end of 2003, with no further lease shortfall funding obligations (see discussion on page 40).

Other Commitments
In addition to the funding commitments outlined in the charts on pages 28 to 30 and the lease commitments described above, the Corporation has other commitments in connection with certain of its hotel management agreements and projects under development. As at December 31, 2002, the Corporation had 11 other commitments that could potentially represent a maximum funding of approximately $56.3 million in 2003. Six of these commitments totalling $16.6 million are for potential one-time fundings and three of these commitments totalling $19.5 million are annual maximum commitments, which are expected to remain in place for at least the next five years. The remaining two of these commitments totalling $20.2 million are letters of credit securing the equity or loan commitments of the Corporation in respect of the projects currently under construction in Whistler and Hampshire. Accordingly, if the Corporation funds the equity or loan commitments for these two projects, as outlined in the chart on page 30, the two letters of credit cannot be drawn upon. To the extent it is called upon to honour any one of these commitments, other than the two letters of credit, the Corporation generally has either the right to be repaid from hotel operations and/or has various forms of security or recourse to the owner of the property. Subject to the risks described in the Operating Risks section on pages 57 to 63, the Corporation does not anticipate funding any amount pursuant to these 11 commitments during 2003.

Looking Ahead
The Corporation’s business plan objectives for 2003 continue to focus on those aspects of the business that it believes provide the greatest potential contribution to long-term cash flow, including continued opening of new Four Seasons properties, maintaining and enhancing market share, maintaining room rates and increasing the RevPAR and profitability of the new and recently opened Four Seasons properties.

Four Seasons expects to open five new properties in 2003 or the early part of 2004. The average term of the management contracts for these properties is 69 years and these management contracts are expected to provide the Corporation with significant long-term fee income. For a discussion of the Corporation’s capital commitment in connection with these projects, see the chart on page 30.

One of Four Seasons’ objectives is to be recognized as the company which operates the finest hotel in every market in which it operates. A key measurement of this objective is market share premium. In spite of the economic downturn, Four Seasons believes that it has maintained or enhanced market share in each of the locations in which it operates. As an example, as calculated by Smith Travel Research, where 100 represents fair market share, Four Seasons improved its market share in the US market from 117 in 2000, to 122 in 2001 and maintained this level in 2002. The objective for 2003 is to maintain or enhance this market share premium, while maintaining rates.

The Corporation believes that maintaining room rates is one of the most important factors in being well-positioned for the increase in travel demand that is expected to occur with global economic recovery. Over the past two years, Four Seasons has been generally successful at maintaining room rates at the levels achieved in 2000 (the highest room rates ever achieved by the Corporation) without sacrificing occupancy to its competitors. During 2003, the Corporation intends to focus on maintaining its value arrangement with its guests by continuing to deliver its exceptional quality of service, while at the same time controlling costs. The Corporation intends also to focus on establishing a market leadership position and rate premiums at each of the 11 new Four Seasons hotels and resorts that opened over the past 24 months and the five new Four Seasons projects that are expected to open in 2003 or early in 2004.

During 2003, the gross operating profit margins at the hotels and resorts under management are expected to decline by 100 to 150 basis points in 2003 due to cost increases for expenses such as employee benefits and energy, which are largely beyond the control of Four Seasons. Given the conflict in Iraq, combined with other geopolitical and global economic concerns, it is extremely difficult to forecast with any accuracy occupancy levels for 2003. If occupancy levels decline in 2003, as compared to 2002, the hotel gross operating margins are likely to contract further. The potential decline in margins which may be caused by low occupancy levels is expected to be mitigated by the Corporation’s expectation that it can continue to maintain room rates at the same levels as achieved in 2000, 2001 and 2002. Over the past few years, the Corporation’s managed hotels and resorts have maintained overall gross operating profit margins which the Corporation believes have led the upper upscale and luxury segment of the lodging industry.

Hotel ownership operations are expected to continue to be challenged by the current operating environment. The operating profitability of The Pierre and the Four Seasons hotels in Vancouver and Berlin is unlikely to improve in 2003. The conflict in Iraq and other macroeconomic and political events may cause a greater loss from hotel ownership operations in 2003 than in 2002. Nevertheless, the Corporation will endeavour to improve the operating results of these properties through changes to their operations or through the restructuring of the relevant leases in each of the three cases. The Corporation continues to attempt to mitigate its exposure to hotel ownership by limiting new investments to obtain long-term management agreements to minority positions of less than 20%, and taking such positions only where necessary to gain a management contract or improve an existing management contract.

The Corporation intends to continue to pursue legal remedies to enforce its contracts and security in the disputes with the owners of the Four Seasons hotels in Seattle and Caracas. The aggregate costs of these arbitrations and related proceedings in 2003 are anticipated to be in the range of $4 million to $5 million which are expected to be weighted toward the first half of the year. The Corporation believes that the value of the long-term management contracts in these markets justifies these significant costs. The Corporation remains confident that an acceptable resolution will be achieved in both of these disputes.

The Corporation’s effective tax rate is expected to be 24% in 2003.

Total capital spending is expected to be approximately US$45 million to US$55 million in 2003, including investments planned for Costa Rica, Whistler, Hampshire and Jackson Hole. This amount includes the letters of credit totalling $20.2 million securing the commitment of the Corporation to invest in two of these projects as disclosed under “Other Commitments.”

As a result of the high levels of uncertainty in the macroeconomic and political environment, the Corporation is declining to give a specific forecast for earnings per share for 2003 or any quarter thereof at this time. In general, the Corporation expects its business model to perform at or above industry levels consistent with past experience.

Operating Risks
The business of the Corporation, more thoroughly described above, is subject to many risks and uncertainties, including those discussed below.

Geopolitical, Economic and Lodging Industry Conditions
Four Seasons focuses exclusively on the luxury segment of the lodging industry, which is subject to operating risks inherent in the industry. These risks include, among other things, changes in general and local economic conditions, periodic overbuilding in the industry or a specific market, varying levels of demand for rooms and related services (including food and beverage and function space), competition from other hotels, changes in travel patterns, the recurring need for renovation, refurbishment and improvement of hotel and resort properties, changes in wages, prices, construction and maintenance costs that may result from inflation, government regulations and changes in taxes and interest rates, currency fluctuations, the availability of financing for operating or capital requirements, natural disasters, extreme weather conditions, labour disputes, civil unrest, terrorism, war and political instability, and their resulting effects on travel. The industry also is subject to seasonal fluctuations, resulting in variances in the Corporation’s quarterly fee revenues and operating results.

Four Seasons operates luxury hotels and resorts in many areas of the world, and its revenues are dependent upon the revenues of individual hotels and resorts, branded and residential projects derived from all sources. The above-listed conditions can have and have from time to time had a major adverse impact upon individual hotels or resorts or particular regions. A period of economic recession or downturn in any of the world’s primary outbound travel markets, such as the United States, Europe or Japan, could affect and have materially and adversely affected the Corporation’s results of operations, including the fee revenue and ownership earnings. An economic downturn generally affects ownership earnings to a greater degree than management earnings due to the high fixed costs associated with hotel ownership.

During 2001, the Corporation’s business was severely impacted by the terrorist attacks in the United States, which significantly affected Four Seasons because of the Corporation’s 100% ownership interest in The Pierre in New York, and the fees that Four Seasons normally earns in that market, the generally softening economy, and the disruption to global travel patterns resulting therefrom. As a result of the delayed recovery in the global economy and ongoing geopolitical concerns, the Corporation’s business continued to be negatively affected during 2002. In addition, during 2002, Four Seasons hotels in Prague and Jakarta were closed because of severe flooding, and the two Four Seasons resorts in Bali experienced significant cancellations following the terrorist attacks in the area. The conflict in Iraq and the possibility of further terrorist acts will also have a negative effect on the near-term earnings and cash flow of the Corporation.

Competition
The luxury segment of the hotel and resort industry is subject to intense competition, both for guests and for the acquisition of new management agreements. Competition for guests arises primarily from luxury hotel chains, individual luxury hotels and resorts and a limited number of luxury properties operated by larger hotel chains. That competition is based on, among other things, primarily brand name recognition, location, room rates and quality of service and accommodations. Demographic, geographic and other changes in specific market conditions could materially and adversely affect the convenience or desirability of the locales in which hotels and resorts that are managed by Four Seasons are located.

Four Seasons competes for management opportunities with other hotel operators. Four Seasons believes that its ability to obtain management agreements is based primarily on the value and quality of its management services, brand name recognition and the economic advantages to the hotel owner of retaining Four Seasons’ management services and using its brand name. Four Seasons also believes that an owner’s assessment of the economic advantages of retaining Four Seasons’ management services and using its brand name is, in part, a function of the success of the hotels and resorts currently under management by Four Seasons. Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the ability to make investments that may be necessary to obtain management agreements. Four Seasons’ failure to compete successfully for expansion opportunities or to attract and maintain relationships with current hotel owners could materially and adversely affect its results of operations.

Dependence on Management Agreements
Management agreements expire or are acquired, and renegotiated in the ordinary course, and may in certain circumstances be subject to termination. Failure to obtain new management agreements or maintain existing management agreements could materially and adversely affect the Corporation’s results of operations. Four Seasons manages hotels and resorts for various owners subject to the terms of each property’s management agreements. Those agreements generally can be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the agreements. Most of the management agreements are subject to performance tests that, if not met, could allow the agreements to be terminated by the owner prior to the expiration of its term. The failure to maintain the standards specified in the agreement or to meet the other terms and conditions of an agreement could result in the loss or cancellation of a management agreement. Typically, but not in all cases, Four Seasons has certain rights to cure a default to avoid termination. Substantially all of the management agreements include typical force majeure events, which, if they were to occur, would prevent the termination of the management agreements. Some management agreements also can be terminated for payment to Four Seasons if the property is sold by the owner to a new owner who does not wish to retain the existing agreement. The Corporation is currently in arbitration with the owner of Four Seasons hotel in Seattle regarding its assertion that the hotel can be sold without management rights. The Corporation strongly disagrees with the owner.

In the event of bankruptcy of a property and foreclosure, a management agreement may be terminated in most jurisdictions, unless the lender has executed a non-disturbance agreement that is enforceable under applicable bankruptcy laws. Four Seasons generally has non-disturbance agreements with the lenders to owners of hotels and resorts that it manages. Where no non-disturbance agreement is in place, the risk of loss of a management agreement increases where debt that cannot be serviced adequately is incurred by the owner at the property level. In some jurisdictions, particularly in the United States, management agreements have been construed by courts to create an agency relationship that is terminable by the owner, notwithstanding any provision of the agreement that purports to make the agreement not terminable under such circumstances. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the hotel or its trustee in bankruptcy.

Management agreements for hotels and resorts managed by the Corporation currently have remaining terms (including extension periods at the Corporation’s election) averaging approximately 56 years for Four Seasons hotels and resorts and approximately 15 years for Regent hotels and resorts. Renewal of management agreements at the end of their term is the subject of negotiation between Four Seasons and the relevant owners.

During 2001, the management contract for The Regent Hong Kong reached its term and was not renewed. Management fees and hotel ownership distributions from The Regent Hong Kong, in aggregate, accounted for approximately $2.3 million of the Corporation’s consolidated revenues in 2001. The Corporation sold its 25% ownership interest in The Regent Hong Kong in 2001 and received gross proceeds of $36.4 million.

Dependence on Property Owners
As a result of the strategic decision of Four Seasons to focus on management of hotel and resort properties (as opposed to ownership), Four Seasons’ growth opportunities are dependent in part on its ability to establish and maintain satisfactory relationships with existing and new property owners. Those growth opportunities are also dependent on access to capital by these investors. In 2002 and 2001, no owner had interests in any combination of hotels, resorts and Residence Club properties managed by Four Seasons that represent in excess of 10% of total consolidated revenues of the Corporation. A failure by Four Seasons to maintain satisfactory relationships with any owner of a significant number of properties could have a material adverse effect on the Corporation’s results of operations.

The Corporation is currently in arbitration with the owners of Four Seasons Hotel Caracas and the Four Seasons hotel in Seattle (see discussion on page 43).

Risk Associated with Expansion, Growth and New Construction
An element of Four Seasons’ business strategy is to increase the number of hotels and resorts under management. That expansion is dependent upon a number of factors, including the identification of appropriate management opportunities, competing successfully for the management agreements relating to those opportunities, availability of financing for new developments and timely completion of construction of new hotels and resorts (or the refurbishment of existing properties) that are, or are to be, managed by Four Seasons.

From time to time, the hotel industry has experienced periods during which financial institutions generally have been reluctant to provide financing for the construction of real estate properties, including hotels and resorts. Although this was the case in 2002 and continues in 2003, it has not prevented the financing of any Four Seasons hotel or resort. The inability to obtain financing for a project could cause cancellation of, or short-term interruption in, the progress or completion of properties under construction or development.

Additionally, any construction project entails significant construction risks that could delay or result in a substantial increase in the cost of construction. The opening of newly constructed properties, in particular, is contingent upon (among other things) receipt of all required licences, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licences. Changes or concessions required by regulatory authorities could also involve significant additional costs and delays or prevent completion of construction or opening of a project. As a result of the global nature of Four Seasons’ business, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

Investments in and Advances to Managed and Owned Properties
The Corporation has made investments in, and/or advances in respect to, several of the hotels and resorts that it manages, to enable it to acquire the management agreements for those properties or to enhance the terms of those agreements. Currently, Four Seasons holds an ownership or leasehold interest in, or has made advances in respect to, 25 of the 58 hotels and resorts that it manages and has made, or expects to make, investments in, or advances in respect to, 15 of the 21 properties under construction or development. In addition, the Corporation has an investment in three Four Seasons Residence Club properties. The book value of total investments and advances as at December 31, 2002 was approximately $559 million.

In addition to the risks associated with operations of a hotel discussed above (see ”Geopolitical, Economic and Lodging Industry Conditions” and ”Competition”), Four Seasons is subject to risks generally related to owning and leasing real estate in connection with these properties. These risks include, among others, adverse changes in general or local economic conditions, local real estate market conditions, property and income taxes, interest rates, the availability, cost and terms of financing, liability for long-term lease obligations, the availability of insurance coverage, the potential for uninsured casualty and other losses, the impact of present or future legislation or regulation (including those relating to the environment), adverse changes in zoning laws and other regulations, civil unrest, terrorism, war and political instability. In addition, these investments in real estate are relatively illiquid and the ability of the Corporation to dispose of its ownership interests, particularly its leasehold interests, in response to changes in economic and other conditions may be limited. Any of these factors could result in material operating losses by a particular hotel or resort and possibly the whole or partial loss of the Corporation’s equity investment in the property or the inability to collect advances outstanding. Holding an interest in a hotel also introduces risks associated with funding of capital expenditures and the Corporation’s proportionate share of any operating losses. Where cash and working capital reserves provided by hotel operations are insufficient, debt service, major repairs, renovations, alterations or other capital expenditures generally must be funded by the owners of the hotels and resorts, including in some cases Four Seasons.

Debt Rating Risks
The Corporation’s corporate rating is currently rated investment grade (BBB–) by both Standard and Poor’s and Dominion Bank Rating Services. The Corporation’s senior unsecured debt is currently rated by three debt rating agencies (Standard and Poor’s: BBB–; Moody’s: Bal; Dominion Bond Rating Services: BBB–(low)). One of the Corporation’s financial objectives is to maintain a strong balance sheet and a low cost of capital. The Corporation maintained a corporate investment grade credit rating during the year ended December 31, 2002. However, as a result of current macro events, it is possible that the rating agencies may downgrade the rating and/or outlook for many of the lodging companies. A non-investment grade rating relating to the Corporation from any or all of the rating agencies has no impact, other than as described below, on availability under the Corporation’s current bank credit facilities or any ramification under the convertible notes. However, if the ratings from all three agencies become non-investment grade and if certain financial ratios were not maintained, pricing of any loan drawn under the Corporation’s bank credit facilities could increase by a maximum of 70 basis points. No amounts were borrowed by the Corporation under these credit facilities as at December 31, 2002, although approximately US$35.2 million of letters of credit were issued but undrawn as at that date.

Government Regulation
Four Seasons is subject to laws, ordinances and regulations relating to, among other things, taxes, environmental matters, the preparation and sale of food and beverages, accessibility for disabled persons and general building and zoning requirements in the various jurisdictions in which Four Seasons manages hotels and resorts. Owners and managers of hotels also may be subject to laws governing the relationship with hotel employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with these laws can affect the revenues and profits of hotels managed by Four Seasons or could materially and adversely affect Four Seasons’ operations.

Four Seasons, as the current or previous owner or operator of certain hotels, could be liable for clean-up of contamination and other corrective action under various laws, ordinances and regulations relating to environmental matters. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring environmental response. The presence of contamination from hazardous or toxic substances, or the failure to properly remediate a contaminated property, may affect the ability to sell or rent the property, to use the property for its intended purpose, or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of substances at the disposal or treatment facility regardless of whether the facility is or was owned or operated by them. In connection with the operation and ownership of various hotels, Four Seasons could be held liable for the cost of remedial action with respect to environmental matters. Four Seasons is not aware of any potential material environmental liabilities for which Four Seasons will be responsible with respect to any of the hotels, resorts or Residence Clubs in which it currently has or previously had managed.

Pursuant to the management agreements to which Four Seasons is a party, the owner is responsible for the costs and expenses of the employees at each hotel and for all costs, expenses and liabilities incurred in connection with the operation of the hotel, including compliance with government regulations. However, Four Seasons may be contingently liable for certain liabilities in respect to which it does not maintain insurance, including certain workers’ compensation claims, environmental liabilities and, in respect to hotels in the United States, claims arising under the Americans with Disabilities Act.

Four Seasons generally obtains indemnities from the owners of the hotels that it manages in respect of these liabilities. The value of those indemnities is dependent upon the financial condition of the owners who have provided them.

Political Risk
Four Seasons currently manages and/or has an equity interest in hotels and resorts in 27 countries and currently has development plans to open hotels and resorts in seven additional countries around the world. In certain of these countries, from time to time, the related assets and revenues may be exposed to political risk and other risks associated with foreign investment. In some jurisdictions, at certain times, there may be a risk that the Corporation may have difficulty enforcing its contractual rights relating to its assets including its non-disturbance agreements and any security relating to its loan receivables if due process of law is not respected.

Insurance
All hotels and resorts managed by Four Seasons are required to be insured against property damage, business interruption and liability at the expense of the owner of the hotel. Under these policies Four Seasons is also typically insured against loss of fee income in the event of a temporary business interruption at any of the hotels and resorts that it manages. In addition, Four Seasons obtains indemnities from the owners of the hotels that it manages in respect to damages caused by acts, omissions and liabilities of the employees of the hotel or of Four Seasons, other than damages resulting from certain actions of Four Seasons and certain senior management personnel. If Four Seasons were held liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of that coverage or if the indentures were insufficient such as due to the owner’s financial condition, its business, results of operations and financial conditions could be materially and adversely affected.

Events of September 11, 2001 severely affected an already tightening insurance market. Premiums have increased and underwriters are imposing increasingly restrictive terms and conditions. All lines of coverage generally have been affected; however, commercial properties continue to be the most difficult to insure. Exposures for terrorism, cyber perils and toxic mould are now common exclusions.

Currency Exposure
Four Seasons has entered into management agreements with respect to hotels throughout the world but reports its results in Canadian dollars; however, its relevant currency risk is in US dollars, as more than half of its revenues and assets currently are US dollar denominated. Four Seasons manages its currency exposure through, among other things, the use of foreign exchange forward contracts. In 2002, approximately 64% of the Corporation’s consolidated revenues were US dollar denominated, as compared to 66% in 2001. As at December 31, 2002, Four Seasons had sold forward US$107.1 million under 49 forward contracts maturing over a 24-month period in connection with its US dollar fee revenues. Euro-denominated revenues and pound sterling-denominated revenues accounted for 12% and 3%, respectively, of Four Seasons’ consolidated revenues in 2002 (2001 – 11% and 3%, respectively). The Corporation earned 7% of its consolidated revenues in 2002 in eight other foreign currencies, as compared to 6% in eight other foreign currencies in 2001, none of which individually exceeded 3% of Four Seasons’ consolidated revenues in 2002 or 2001.

During the majority of 2002, the Corporation hedged a portion of its long-term receivables and other monetary assets denominated in euros, pounds sterling and Australian dollars by entering into offsetting foreign exchange forward contracts. These contracts matured on December 31, 2002. The Corporation anticipates that it will, from time to time, enter into new forward contracts during 2003 relating to these and other foreign exchange positions with the objective of minimizing foreign currency volatility.

Certain currencies are subject to exchange controls which, in practice, have not in the past resulted in a material restriction of the payment of management fees to Four Seasons. In addition, certain currencies are not freely traded and are relatively illiquid. To date, Four Seasons has not incurred any material losses resulting from an inability to convert these foreign currencies at favourable exchange rates. Management attempts to minimize its foreign currency risk by monitoring its cash position, keeping fee receivables current, monitoring the political and economic climate and considering whether to insure convertibility risk in each country in which it manages a property. In certain hotels, the foreign currency risks are further mitigated by pricing room rates in US dollars.

Seasonality
Four Seasons’ hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year. The Corporation’s ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership positions typically incur an operating loss in the first quarter of each year. Typically the fourth quarter is the strongest quarter for the majority of the hotels, although this was not true in 2001, as a result of the terrorist attacks in the United States, nor in 2002, as a result of the difficult economic environment and continuing geopolitical instability.

Management operations are also seasonal in nature, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in those months and may be offset to a greater extent as the portfolio of resort properties managed by Four Seasons increases.

In 2002, this normal seasonality was also affected by the delayed recovery in the global economy, and ongoing geopolitical concerns, which have continued to negatively affect business travel on a global basis. Leisure travel, while generally strong, is also being negatively affected in certain areas. In addition to these more general factors, specific local events have caused unanticipated disruptions to the operations of certain of the Corporation’s properties.

Intellectual Property
In the highly competitive service industry in which Four Seasons operates, Four Seasons has a significant number of trade names, trademarks, service marks and logos, and significant time and effort are spent each year on surveillance, registration and protection of trade names, trademarks, service marks and logos. The loss or infringement of any of Four Seasons’ trade names, trademarks, service marks and logos could have a material and adverse effect on Four Seasons.

Risks Associated with Residence Club Business
Four Seasons currently operates two Residence Clubs. The Corporation is expanding its presence in the luxury segment of the interval and fractional ownership industry, with at least one additional project expected to commence sales in 2003 and a number of others under development. The same risk factors affecting the luxury segment of the hotel industry, as more fully outlined above in this ”Operating Risks” section, also affect the interval and fractional ownership industry. In particular, “Geopolitical, Economic and Lodging Industry Conditions,” “Competition,” “Dependence on Management Agreements,” “Risk Associated with Expansion, Growth and New Construction,” “Investments in and Advances to Managed and Owned Properties,” “Government Regulation,” “Political Risk,” “Insurance,” “Currency Exposure,” “Seasonality” and “Intellectual Property” also apply to the interval and fractional ownership industry. Accordingly, Four Seasons’ ability to successfully develop and sell interests in Residence Clubs that are built, and the various fees earned by Four Seasons from each Residence Club project, could be adversely and materially affected by one or any combination of the above factors.

Dependence on Key Employees
The success of Four Seasons depends in part on its senior executives, who have an average of 21 years of experience with the Corporation. In particular, senior management of Four Seasons is responsible for the development and/or maintenance of ongoing relationships with new and existing investors in the properties that are managed by Four Seasons. The unanticipated departure of individuals responsible for those relationships could have a material and adverse effect on, among other things, relationships affecting properties that are, or that may be, managed by Four Seasons.

Critical Accounting Policies
The significant accounting policies used by the Corporation in preparing its consolidated financial statements are described in note 1 to the consolidated financial statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those financial statements. The Corporation’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. The Corporation also prepares a reconciliation to United States generally accepted accounting principles, which is included as note 17 to the consolidated financial statements.

Inherent in the application of some of those policies is the judgment by management as to which of the various methods allowed under Canadian generally accepted accounting principles is the most appropriate to apply in the case of the Corporation. As well, management must make appropriate estimates at the time the financial statements are prepared.

Although all of the policies identified in note 1 to the consolidated financial statements are important in understanding the consolidated financial statements, the policies discussed below are considered by management to be central to understanding the financial statements because of the higher level of measurement uncertainties involved in their application.

Investments in other hotel partnerships and corporations (note 1(b) to the consolidated financial statements) are cost accounted when, among other things, the Corporation owns less than a 20% interest in the project, it has no significant influence, even where the percentage ownership would otherwise require the investment to be accounted by the equity method, or the investment was acquired with the intention that it be disposed of in the foreseeable future. The chart on pages 28 and 29 indicates the Corporation’s pro-rata share of these ownership interests.

Deferred charges are costs incurred during the negotiation, structuring and execution of new contracts relating to projects that, in management’s judgment, have a high probability of opening, which are deferred and capitalized on the balance sheet, as allowed under Canadian generally accepted accounting principles, and are expensed/amortized when the property is opened (note 1(h) to the consolidated financial statements).

Use of estimates are required by management relating to the recoverability of the Corporation’s investments in (i) long-term receivables, (ii) hotel partnerships and corporations, (iii) management contracts, and (iv) trademarks and trade names (note 1(j) to the consolidated financial statements). Management must estimate and make assumptions about future hotel profitability, considering the risks and uncertainties of many external factors. Actual future operating results of the investments could vary materially, and accordingly the estimated recoverable amounts could change by material amounts, impacting the carrying value of these investments.

Revenue recognition: incentive fees are accrued as earned based on the profitability of the managed property, subject to the terms of each individual contract. The Corporation accrues incentive fees in interim consolidated financial statements based upon the amount that would be due under the incentive fee formula as if the relevant management agreement was terminated at the relevant reporting date. Generally, on termination, the Corporation’s management contracts entitle the Corporation to receive incentive fees earned up to the date of termination. However, conditions in the general and local hospitality industry, competition from other hotels, changes in travel patterns, and other factors can affect the property’s profitability in a subsequent interim period, reducing or eliminating the incentive fee accrued in a previous interim period.

Impact on 2002 of Recently Issued Canadian Accounting Standards

Intangible Assets
Effective January 1, 2002, the Corporation adopted the new accounting standard for goodwill and other intangible assets as established by the CICA without restatement of prior periods. Intangible assets with indefinite useful lives are no longer amortized but are subject to impairment tests on at least an annual basis. Potential impairment of an intangible asset is determined by comparing the asset’s carrying value to its fair value. Any loss resulting from impairment tests effective January 1, 2002 must be recognized as a charge to opening retained earnings. Impairment arising subsequent to January 1, 2002 will be recognized as a charge to income. Intangible assets which do not have indefinite lives are amortized over their useful lives. These intangible assets are subject to an impairment test comparing carrying values to net recoverable amounts.

During the first quarter of 2002, in accordance with the new accounting standard, the Corporation completed its review of its existing intangible assets. That review determined that its investment in the rights to the Regent trade name, which was transferred to Carlson Hospitality Worldwide (“Carlson”) in 1997 in exchange for the entitlement to receive payments from Carlson based on a percentage of gross royalty revenue of new development projects, was the only intangible asset with an indefinite useful life. As required by the new standard, the Corporation tested this intangible asset for impairment as at January 1, 2002 under the new fair value-based impairment methodology and determined that its fair value was less than its carrying value. As a result, the Corporation recorded during the first quarter of 2002 a decrease to retained earnings of $26.4 million, a decrease to investment in trademarks and trade names of $27.1 million and an increase to future income tax assets of $0.7 million.

The Corporation subsequently entered into a revised agreement with Carlson in 2002, which exchanged the Corporation’s entitlement to receive payments from Carlson based on a percentage of gross royalty revenue of new development projects, for fixed payments over a 30-year term. Accordingly, this intangible asset is being amortized on a straight-line basis over 30 years.

The Corporation’s other intangible assets are being amortized over their estimated useful lives. Prior to 2002, the Corporation amortized its investment in management contracts on a straight-line basis over the terms of the contracts to a maximum of 40 years. Effective January 1, 2002, as required under the new accounting standard, the Corporation amortizes its investment in management contracts over the actual term of the contracts in proportion to the benefits received.

For the year ended December 31, 2001, had the adjusted value of the Regent trade name transferred to Carlson been amortized over 30 years and had the amortization of investment in management contracts been adjusted for the change in estimated useful lives, the adjusted net earnings, basic earnings per share and diluted earnings per share of the Corporation would have been $89.5 million, $2.56 and $2.34, respectively, as compared to the reported amounts of $86.5 million, $2.48 and $2.27, respectively.

Foreign Currency Translation and Hedging Relationships
Effective January 1, 2002, the CICA amended the accounting standard for foreign currency translation by eliminating the requirement to defer and amortize unrealized translation gains and losses on long-term foreign currency denominated monetary items with a fixed or determinable life. Due to the hedging relationships established by the Corporation during 2001, the adoption by the Corporation of the amendment to the standard on accounting for foreign currency translation did not have an impact on the Corporation for the year ended December 31, 2002.

Stock-Based Compensation and Other Stock-Based Payments
Effective January 1, 2002, the CICA issued a new standard relating to the accounting for stock-based compensation and other stock-based payments. The new accounting standard requires the use of a fair value-based method to account for stock-based payments to non-employees and for employee awards that are direct awards of stock, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002.

As permitted by the new standard, the Corporation opted to continue to use its existing policy under which no compensation expense is recorded on the grant of stock options to employees to purchase Limited Voting Shares. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock. The new accounting standard does, however, require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value-based accounting method had been used to account for employee stock options.

Accordingly, the compensation element of stock options issued by the Corporation during 2002, based on the fair value of the options on the date of grant, has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 4.01% to 5.20%; semi-annual dividend per Limited Voting Share of $0.055; volatility factors of the expected market price of the Corporation’s Limited Voting Shares ranging from 47% to 50%; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in 2002, the weighted average fair value of the options at the grant dates was $33.76. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options’ vesting period, which ranges from one to five years.

For the year ended December 31, 2002, had compensation expense for the Corporation’s stock-based compensation plan been determined based on the fair value at the grant dates for stock options issued in 2002 under the plan, the Corporation’s pro forma net earnings, pro forma basic earnings per share and pro forma diluted earnings per share would have been $19.4 million, $0.55 and $0.54, respectively, as compared to the reported amounts of $21.2 million, $0.61 and $0.59, respectively.

In calculating pro forma net earnings and pro forma basic and diluted earnings per share, only stock options granted after December 31, 2001 (options to purchase 511,000 Limited Voting Shares granted at a weighted average exercise price of $65.93) were included in the fair value-based accounting method. All of the stock options granted during 2002 had an exercise price greater than the market price per share of the Corporation’s Limited Voting Shares of $44.40 as at December 31, 2002.

Recent Canadian Accounting Standards Issued but Not Yet Adopted

Disposal of Long-Lived Assets and Discontinued Operations
In December 2002, the CICA issued Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations,” which applies to disposal activities initiated on or after May 1, 2003. This new section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets. Under Section 3475, assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. Section 3475 replaced the disposal provisions of Section 3061, “Property, Plant and Equipment,” and Section 3475, “Discontinued Operations.” The application of the new standard is to be prospective with earlier adoption encouraged. Financial statements for fiscal years beginning on or after October 1, 2004 should not categorize investments as temporary irrespective of when those investments occurred (see note 1(b) to the consolidated financial statements). The Corporation has not yet determined the impact of the implementation of Section 3475 on its 2003 consolidated financial statements.

Impairment of Long-Lived Assets
In December 2002, the CICA issued Section 3063, “Impairment of Long-Lived Assets.” This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, “Property, Plant and Equipment.” In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Section 3063 is effective for fiscal years beginning on or after April 1, 2003. Application is prospective with earlier adoption encouraged. The Corporation does not expect the implementation of Section 3063 will have a material impact on its 2004 consolidated financial statements.

Hedging Relationships
In December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships, which would have been effective for fiscal years beginning on or after July 1, 2002. During 2002, the implementation date was delayed and is now effective for fiscal years beginning on or after July 1, 2003. The Corporation has not yet determined the impact of the implementation of this guideline on its 2004 consolidated financial statements.

Accounting for Asset Retirement Obligations
In March 2003, the CICA is expected to issue Section 3110, “Accounting for Asset Retirement Obligations.” Section 3110 will require the Corporation to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Corporation also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Corporation is required to adopt Section 3110 on January 1, 2004. The Corporation has not yet determined the impact of implementation of these guidelines on its 2004 consolidated financial statements.

Auditor’s Independence

For the year ended December 31, 2002, fees paid for audit services provided by KPMG for Four Seasons and its subsidiaries were $527,500. During that same period, fees paid to KPMG for tax services were $428,500 and fees for other non-audit services were $270,000.

In an effort to ensure the independence of the external auditor, the Audit Committee has restricted the external auditor from providing some non-audit services, including certain bookkeeping, financial information systems design and implementation, appraisal or valuation services, actuarial services, internal audit outsourcing services, management or human resources functions, broker, dealer, investment advisor, or investment banking services, legal services and expert services unrelated to audit, and any other service that the Audit Committee determines from time to time cannot be provided by an external auditor.

The Audit Committee has adopted a policy which requires the pre-approval of non-audit-related services. Additionally, the policy adopted by the Audit Committee includes requirements relating to partner rotation and employment by the Corporation of external audit personnel.

Corporate Information

Market for Securities
The Limited Voting Shares are listed on the Toronto and New York stock exchanges.

Dividend Policy
The Board of Directors of FSHI has established a policy of paying a semi-annual dividend to holders of its shares. Since 1990 and until October 3, 1996, FSHI paid semi-annual cash dividends of $0.055 per Limited Voting Share and Variable Multiple Voting Share. Since October 3, 1996, the dividend paid in respect to the Variable Multiple Voting Shares has been reduced to 50%, on a per share basis, of the dividend paid on the Limited Voting Shares. The payment of dividends in the future is subject to the Corporation’s earnings and financial condition and such other factors as FSHI’s Board of Directors may consider relevant. There are no restrictions currently that prevent FSHI from continuing to pay a semi-annual dividend of $0.055 per Limited Voting Share.

Directors and Officers The following table sets forth certain information regarding each of FSHI’s executive officers and directors:
Name and Residence	Position with FSHI	Principal Occupation

Isadore Sharp Toronto, Ontario	Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer, Four Seasons Hotels Limited

Brent Belzberg Toronto, Ontario	Director	Managing Partner, Torquest Partners Inc.[2]

Edmond M. Creed[1]	Director	Retired Executive
Toronto, Ontario

Frederick Eisen	Director	President and Chief Executive Officer,
Toronto, Ontario		The Eisen Corporation[3]

H. Roger Garland	Director	Corporate Director
Toronto, Ontario

Nan-b de Gaspé Beaubien[1,4,5] Montreal, Quebec	Director	Co-Chair, Business Families Foundation[6] and Co-Chair, Philbeau Company[7]

Charles S. Henry[1,5,8]	Director	President, Hotel Capital Advisers, Inc.[10]
New York, New York

Murray B. Koffler[5,9]	Director	Partner, The Koffler Group[11]
Toronto, Ontario

Heather Munroe-Blum Toronto, Ontario	Director	Principal and Vice Chancellor, McGill University[12]

J. Robert S. Prichard[4,5] Toronto, Ontario	Director	President and Chief Executive Officer, Torstar Corporation[13]

Lionel H. Schipper[1,5,9]	Director	President, Schipper Enterprises Inc.[11]
Toronto, Ontario

Anthony Sharp	Director	President, AD Sharp Development, Inc.[14]
Toronto, Ontario

Benjamin Swirsky[1,9]	Director	Chairman and Chief Executive Officer,
Toronto, Ontario		Beswir Properties Inc.[11]

Shuichiro Tamaki Tokyo, Japan	Director	Executive Vice President, Japan-Mexico Hotel Investment Co., Ltd.[15]

Simon M. Turner[8,9]	Director	Principal, Hotel Capital Advisers, Inc.[10]
Rye, New York

Sarah Cohen Toronto, Ontario	Vice President, Corporate Counsel and Assistant Secretary	Vice President, Corporate Counsel and Assistant Secretary, Four Seasons Hotels Limited

Wolf H. Hengst Toronto, Ontario	President, Worldwide Hotel Operations	President, Worldwide Hotel Operations, Four Seasons Hotels Limited

Douglas L. Ludwig Toronto, Ontario	Executive Vice President, Chief Financial Officer and Treasurer	Executive Vice President, Chief Financial Officer and Treasurer, Four Seasons Hotels Limited

Craig O. Reith Toronto, Ontario	Vice President Finance and Assistant Treasurer	Vice President Finance and Assistant Treasurer, Four Seasons Hotels Limited

Kathleen Taylor Toronto, Ontario	President, Worldwide Business Operations	President, Worldwide Business Operations, Four Seasons Hotels Limited

Randolph Weisz Toronto, Ontario	Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary, Four Seasons Hotels Limited

[1]	Member of the Compensation and Organization Committee.
[2]	Private equity fund manager.
[3]	Financial and development consulting company.
[4]	Elected by the holders of the Limited Voting Shares.
[5]	Member of the Corporate Governance Committee.
[6]	Non-profit foundation.
[7]	Investment holding company.
[8]	Nominee of Kingdom, which has the right pursuant to an agreement with Triples Holdings Limited and Isadore Sharp to elect two directors to the FSHI Board of Directors.
[9]	Member of the Audit Committee.
[10]	Hotel investment advisory firm.
[11]	Investment/holding company.
[12]	Educational institute.
[13]	Media and publishing company.
[14]	Real estate/resort development company.
[15]	Real estate holding company.

Edmond M. Creed, Murray B. Koffler and Isadore Sharp have served as directors of FSHI and its predecessor corporation since January 9, 1978. Frederick Eisen, H. Roger Garland and Benjamin Swirsky were elected to the Board of Directors of FSHI’s predecessor corporation on October 1, 1985. Lionel H. Schipper was appointed to the Board of Directors on February 18, 1988. Shuichiro Tamaki was appointed to the Board of Directors on April 18, 1991. Charles S. Henry was appointed to the Board of Directors on November 11, 1994. J. Robert S. Prichard was appointed to the Board of Directors on March 6, 1996. Nan-b de Gaspé Beaubien was elected to the Board of Directors on May 23, 1997. Anthony Sharp was appointed to the Board of Directors on August 25, 1999. Simon M. Turner was re-appointed to the Board of Directors on February 14, 2002. Brent Belzberg and Heather Munroe-Blum were appointed to the Board of Directors on November 7, 2002.

All of the Directors will hold office until the next annual meeting of shareholders, or until their successors are elected or appointed. Edmond M. Creed, Frederick Eisen and Murray B. Koffler have indicated that they will not stand for re-election at the annual meeting of shareholders to be held on May 21, 2003.

All of the officers and directors of FSHI have held their principal occupations for more than five years with the exception of the following. Brent Belzberg was President and CEO of Harrowston Inc. prior to February 2002. Heather Munroe-Blum was a Professor at the University of Toronto prior to December 31, 2002 and was Vice-President, Research and International Relations at the University of Toronto prior to June 1, 2002. H. Roger Garland was Vice Chairman of FSHL prior to December 29, 2000. J. Robert S. Prichard was Professor of Law and President Emeritus, University of Toronto prior to July 1, 2001 and President, University of Toronto prior to June 30, 2000. Anthony Sharp was Executive Vice President, Vacation Ownership of FSHL prior to September 7, 1999. Shuichiro Tamaki was Advisor, Jowa Corporation prior to June 26, 2000. Wolf H. Hengst was Executive Vice President, Operations of FSHL prior to November 1, 1999. Kathleen Taylor was President, Worldwide Business Operations and Secretary prior to February 15, 2001, was Executive Vice President and Chief Corporate Officer prior to November 1, 1999, and Executive Vice President, Corporate Planning and Development and General Counsel prior to April 25, 1998. Kathleen Taylor was formerly a director of The T. Eaton Company Limited (“Eaton’s”) which, in 1999, completed a court sanctioned reorganization pursuant to a plan of compromise and arrangement under the corporate and insolvency laws of Ontario and Canada, respectively. As a result of this situation, trading of the common shares of Eaton’s was suspended by The Toronto Stock Exchange on August 23, 1999 and the common shares were ultimately delisted in connection with the implementation of the reorganization. Randolph Weisz was Senior Vice President and General Counsel of FSHL prior to August 6, 2002 and was Vice President, Legal Affairs of the Corporation prior to April 25, 1998. Sarah Cohen was Corporate Counsel of FSHL prior to February 15, 2001, and was a lawyer at Torys prior to April 6, 1998.

The directors and executive officers of FSHI, as a group, own beneficially, directly or indirectly, or exercise control or direction over, the following number of Limited Voting Shares and Variable Multiple Voting Shares:

Additional Information

FSHI shall provide to any person, upon request to the office of the Secretary of Four Seasons Hotels Inc. at 1165 Leslie Street, Toronto, Ontario, Canada M3C 2K8 (telephone (416) 449-1750):

(a)

when the securities of FSHI are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,
(i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form,

(ii) one copy of the comparative financial statements of Four Seasons for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditors and one copy of the most recent interim financial statements of Four Seasons that have been filed for any period after the end of its most recently completed financial year,

(iii) one copy of the Management Information Circular of FSHI prepared for the most recent Annual Meeting of Shareholders, and

(iv) one copy of any other documents that are incorporated by reference in the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii) above; or

(b)

at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that FSHI may require the payment of a reasonable charge if the request is made by a person who is not a security holder of FSHI.

Additional information relating to Four Seasons, including directors’ and officers’ remuneration and indebtedness, interests of insiders in material transactions, principal holders of securities of FSHI and options to purchase securities is contained in FSHI’s Management Information Circular prepared for the most recent Annual Meeting of Shareholders. Additional financial information, including consolidated comparative audited financial statements for the years ended December 31, 2001 and 2002, is provided in FSHI’s 2002 Annual Report.

A copy of such documents may be obtained upon request from the Secretary of FSHI at the address and telephone number noted above.

The Toronto Stock Exchange has accepted FSHI’s notice of intention to make normal course purchases of up to an aggregate of 1,544,415 (approximately 5%) of the 30,888,308 Limited Voting Shares outstanding as at the date the notice of intention was filed over the 12 months commencing November 12, 2002. A similar notice has been filed with provincial securities regulators in respect of purchases that may be made through the facilities of the New York Stock Exchange. The purchases may be effected by FSHI from time to time through the facilities of the Toronto and New York exchanges at market prices and in accordance with the requirements of the Exchanges and applicable Canadian and United States securities laws.

Corporate Chart
The following chart illustrates Four Seasons’ corporate structure, and includes corporations in which Four Seasons has a significant interest, either directly or indirectly, and their jurisdictions of incorporation or organization.

Notes
A	The management of Four Seasons hotels in North America is generally carried out by Four Seasons Hotels Limited.
B	Direct.
C	The management of Four Seasons hotels outside North America and Regent hotels is generally carried out by Four Seasons Hotels and Resorts B.V. and Four Seasons Hotels and Resorts Asia Pacific Pte Ltd.

Management's Responsibility for Financial Reporting

The management of Four Seasons Hotels Inc. is responsible for the preparation, presentation, integrity, objectivity and fairness of the financial information presented in this Annual Report and the selection of the accounting principles appropriate to the Corporation’s circumstances. The consolidated financial statements, notes and other financial information included in the Annual Report were prepared in accordance with accounting policies generally accepted in Canada. The Corporation has also included a detailed reconciliation to US GAAP in note 17 to its consolidated financial statements.

The Corporation’s consolidated financial statements also include estimated amounts based on the informed judgments of current and future events, for items such as the useful lives of capital assets and provisions for impairment in the value of assets. These estimates are made with appropriate consideration of the materiality of the amounts involved. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management is also responsible for maintaining a comprehensive system of internal controls and budgeting procedures which are designed to provide reasonable assurance that assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, and relevant and reliable financial information is produced. To augment the internal control system, the Corporation maintains a program of internal audits covering significant aspects of the operations. In addition the Corporation’s Management Committee, area management teams and the individual hotels’ Planning Committees regularly monitor current financial information of the hotels under management, including operating forecasts based on current operating conditions.

Management oversight occurs within the context of the ethical framework established in the Corporation’s mission statement, which combined with a strong compliance process helps to ensure the integrity of the Corporation’s financial reporting systems and compliance with the law.

We, as FSHI’s Chief Executive Officer and Chief Financial Officer, will be certifying FSHI’s annual disclosure document filed with the Securities and Exchange Commission in the United States as required by the new Sarbanes-Oxley Act.

FSHI’s Board of Directors is responsible for reviewing and approving the financial information contained in the Annual Report, and overseeing management’s responsibilities for the preparation and presentation of financial information, maintenance of appropriate internal controls, and management and control of major risk areas. The Board carries out these responsibilities principally through its Audit Committee, which is comprised of non-management directors.

FSHI’s Audit Committee is appointed by the Board of Directors annually. The Committee meets with the independent auditors (who have access to the Audit Committee, independent of management) and with management, to satisfy itself that each group is properly discharging its responsibilities, and to review the quarterly and annual consolidated financial statements, the independent auditor’s report and other financial information appearing in the Corporation’s annual and quarterly reports. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements for issuance to the shareholders.

KPMG LLP, the independent auditors appointed by the shareholders of the Corporation, have examined the consolidated financial statements in accordance with Canadian generally accepted auditing standards.

/s/ Isadore Sharp Isadore Sharp Founder, Chairman and Chief Executive Officer February 26, 2003	/s/ Douglas L. Ludwig Douglas L. Ludwig Chief Financial Officer, Executive Vice President and Treasurer

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Four Seasons Hotels Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, retained earnings, cash provided by operations and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Canada February 26, 2003	KPMG LLP Chartered Accountants

Consolidated Statements of Operations

Consolidated Balance Sheets
On behalf of the Board:
/s/ Isadore Sharp Isadore Sharp Director	/s/ Benjamin Swirsky Benjamin Swirsky Director

Consolidated Statements of Retained Earnings

Consolidated Statements of Cash Provided by Operations

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001
(In thousands of dollars except per share amounts)

Four Seasons Hotels Inc. (“FSHI”) is incorporated under the Business Corporations Act of the Province of Ontario and, through its subsidiaries, is engaged in the management of, and the investment in, hotels, resorts, residence clubs (interval and fractional ownership projects) and other branded residential projects throughout the world (note 16) (FSHI and its subsidiaries are collectively referred to as the “Corporation”).

At December 31, 2002, the Corporation managed 57 hotels and resorts and two residence clubs and had various projects under construction or development, of which the Corporation had an equity interest in 10 hotels and resorts and two residence clubs under management and six projects under construction.

1. Significant accounting policies:

The Corporation’s accounting policies and its standards of financial disclosure comply with accounting principles that are generally accepted in Canada. The major differences between Canadian and United States generally accepted accounting principles, insofar as they apply to the Corporation, are described in note 17.

The significant accounting policies are summarized below:

(a) Principles of consolidation:
The Corporation consolidates all of its wholly owned subsidiaries, including its primary operating subsidiaries – Four Seasons Hotels Limited, Four Seasons Hotels and Resorts Asia Pacific Pte Ltd. and Four Seasons Hotels and Resorts B.V.

The Corporation consolidates its 100% leasehold interests in Four Seasons Hotel Vancouver, The Pierre in New York and Four Seasons Hotel Berlin.

(b) Accounting for investments in hotel partnerships and corporations:
The Corporation accounts for its investments in hotel partnerships and corporations by the cost method because either the percentage ownership and structure does not give the Corporation significant influence over these investments or the investments were acquired with the intention that they be disposed of in the foreseeable future.

In the event of a decline in value of an investment in the equity of a hotel partnership or corporation that is other than temporary, the investment is written down to the estimated recoverable amount.

(c) Revenue recognition:
The consolidated revenues of the Corporation include revenues earned from hotels, resorts, residence clubs and other branded residential projects under long-term management contracts, revenues generated by its consolidated leasehold hotel operations and distributions from its minority hotel investments.

Revenues earned from management operations include base fees equal to a percentage of the gross operating revenues of the managed properties and incentive fees based on certain operating results of the managed properties. The revenues also include fees earned relating to the design, construction and fitting out specifications of hotels during the development stage and purchasing fees earned, generally calculated as a percentage of the cost of goods purchased by the managed properties through the Corporation’s centralized purchasing system. The Corporation provides central reservation services, worldwide sales offices, marketing programs and advertising services to managed properties and receives a fee calculated in accordance with the management contracts. The Corporation also earns a fee for the use of its brand name in connection with certain residential projects and residence club properties, and for services provided in the oversight of the sales and marketing of the residential projects and residence club units, which is generally based on a percentage of the gross selling price of each unit.

Fees from management operations are recognized as revenue when the services have been rendered in accordance with the terms of each individual contract, the fees are non-refundable, the amount of the fees is fixed or determinable, and there is reasonable assurance that the fees are collectible. Incentive fees are accrued as earned based on the profitability of the managed property, subject to the terms of each individual contract. The Corporation accrues incentive fees in interim consolidated financial statements based upon the amount that would be due under the incentive fee formula as if the relevant management contract was terminated at the relevant reporting date. Generally, on termination, the Corporation’s management contracts entitle the Corporation to receive incentive fees earned up to the date of termination. If a property’s profitability decreases in a subsequent interim period, the incentive fee accrued in a previous interim period could be reduced or eliminated.

Revenues generated by its consolidated leasehold hotel operations are recognized at the time of the sale or rendering of services by the hotel.

The Corporation recognizes revenue from minority hotel investments, accounted for by the cost method, when profit distributions are receivable from the partnerships or corporations.

(d) Income taxes:
The Corporation uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation’s provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

(e) Translation of foreign currencies and derivative financial instruments:
Foreign currency balances of the Corporation and of foreign operations designated as integrated are translated into domestic currencies at the rates of exchange on the balance sheet date for monetary items and at the rates of exchange on the date of transaction for non-monetary items. Effective January 1, 2002, the resulting translation gains or losses are included in the determination of net earnings (note 1(l)(ii)).

Revenues and expenses denominated in foreign currencies are translated at the rates of exchange on the dates of the transactions, except for revenues hedged by foreign exchange forward contracts, which are translated at the contract rates, as discussed below.

The financial statements of foreign investments designated as self-sustaining operations are translated into Canadian dollars as follows:

(i)  Assets and liabilities at rates of exchange on the balance sheet date; and
(ii) Revenue and expense items at average rates of exchange in effect during the year.

The resulting exchange gains and losses are deferred and included in a separate component of shareholders’ equity. A gain or loss equivalent to a proportionate amount of the exchange gains and losses accumulated in the separate component of shareholders’ equity is recognized in income when there has been a reduction in the net investment resulting from a sale of part or all of the Corporation’s interest in the foreign operation, or a reduction in the shareholders’ equity of the foreign operation as a result of dividend distributions or other capital transactions.

Derivative financial instruments are used by the Corporation in the management of its foreign currency exposures. The Corporation does not use derivative financial instruments for trading or speculative purposes.

The Corporation documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Corporation enters into hedges of its foreign currency exposures on foreign currency denominated long-term receivables and other monetary assets by entering into offsetting foreign exchange contracts, when it is deemed appropriate. Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge foreign currency long-term receivables and other monetary assets are accrued under other current or non-current assets or liabilities on the balance sheet and recognized currently in “Other income (expense), net,” offsetting the respective translation losses and gains recognized on the underlying foreign currency long-term receivables and other monetary assets. The forward premium or discount on foreign exchange forward contracts used to hedge foreign currency long-term receivables and other monetary assets is amortized as an adjustment of interest expense over the term of the forward contract.

Foreign exchange translation gains and losses on foreign currency denominated derivative financial instruments used to hedge anticipated foreign currency denominated revenues are recognized as an adjustment of the revenues when the revenues are recorded. For foreign exchange forward contracts used to hedge anticipated foreign currency denominated revenues, the portion of the forward premium or discount on the contract relating to the period prior to recognition of the revenues is also recognized as an adjustment of the revenues when they are recorded. The portion of the premium or discount that relates to the resulting accounts receivable is amortized as an adjustment of interest expense over the remaining term of the contract.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current or non-current assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

(f) Capital assets:
Land, buildings, furniture, fixtures, equipment and leasehold interests and improvements are recorded at cost.

The cost of acquiring or enhancing hotel management contracts is capitalized and recorded as “Investment in management contracts.”

The cost of trademarks and trade names includes the cost of registering the “Four Seasons” trademarks and trade names throughout the world.

(g) Depreciation and amortization of capital assets:
Depreciation of buildings is recorded on a straight-line basis over 40 years.

Depreciation of furniture, fixtures and equipment is recorded on a straight-line basis at rates which will fully depreciate the assets over their estimated useful lives. The estimated composite useful lives for furniture, fixtures and equipment range from three to 20 years.

Amortization of leasehold interests and improvements is recorded on a straight-line basis over the terms of the leases.

The costs allocated to trademarks and trade names, which as at December 31, 2002 do not have indefinite lives, are amortized on a straight-line basis over their useful lives (note 1(l)(i)).

Effective January 1, 2002, the costs capitalized for hotel management contracts are amortized on a straight-line basis over the actual terms of the contracts in proportion to the benefits received (note 1(l)(i)).

The recoverability of the unamortized cost of hotel management contracts is evaluated on at least an annual basis to determine whether such costs will be recovered from future operations. The Corporation bases these evaluations upon the projected future net fee stream on an undiscounted basis. If the undiscounted net fee streams are insufficient to recover the remaining net book value, then the undiscounted net fee stream is used as the revised carrying value, and a write-down for the difference is recorded. Events that cause impairment to individual hotel management contracts, such as termination or sale, result in write-offs as the events occur.

(h) Deferred charges:
The Corporation defers legal, consulting, travel and other costs directly relating to the negotiation, structuring and execution of new contracts relating to projects which, in management’s judgment, have a high probability of opening. When the property is opened, these deferred charges are reclassified to “Investment in management contracts.” If the project is abandoned, any deferred charges are written off. The deferred charges associated with new management contracts developed by the Corporation are amortized on a straight-line basis over a 10-year period commencing when the hotel is opened.

(i) Cash and cash equivalents:
The Corporation’s investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

(j) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The most significant estimates that the Corporation is required to make relate to the recoverability of its investments in (i) long-term receivables, (ii) hotel partnerships and corporations, (iii) management contracts, and (iv) trademarks and trade names.

The estimated recoverable amounts of these investments usually depend upon estimates of the profitability of the related managed hotels, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including the duration and severity of the current economic slowdown, the pace of the lodging industry’s recovery from the terrorist attacks of September 11, 2001 and subsequent terrorist attacks and threats around the world and the uncertainty concerning the potential for similar events, threats of war, competition from other hotels, changes in travel patterns, and other factors that affect the hotels’ gross operating revenue (which is the factor on which the Corporation’s base management fee revenues are normally based) and profits (which is the factor on which the Corporation’s incentive fee revenues are normally based).

The estimates of recoverable amounts of these investments may also depend upon, among other things, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the hotels that rank ahead of the Corporation and other factors affecting the profitability and saleability of the hotels.

These assumptions are limited by the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, by their nature, estimates of recoverable amounts are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated recoverable amounts could change by a material amount.

(k) Stock options:
The Corporation has a stock option plan (note 11(a)). No compensation expense is recognized when options are issued to employees. Any consideration paid to the Corporation on exercise of options is credited to capital stock (note 1(l)(iii)). If options are repurchased by the Corporation, the consideration paid is charged to retained earnings.

(l) Change in accounting policy:

(i) Intangible assets:
Effective January 1, 2002, the Corporation adopted the new accounting standard for goodwill and other intangible assets as established by The Canadian Institute of Chartered Accountants (“CICA”) without restatement of prior periods. Intangible assets with indefinite useful lives are no longer amortized but are subject to impairment tests on at least an annual basis. Potential impairment of an intangible asset is determined by comparing the asset’s carrying value to its fair value. Any loss resulting from impairment tests effective January 1, 2002 must be recognized as a charge to opening retained earnings. Impairment arising subsequent to January 1, 2002 will be recognized as a charge to income. Intangible assets which do not have indefinite lives are amortized over their useful lives. These intangible assets are subject to an impairment test comparing carrying values to net recoverable amounts.

During the first quarter of 2002, in accordance with the new accounting standard, the Corporation completed its review of its existing intangible assets. That review determined that its investment in the rights to the Regent trade name, which was transferred to Carlson Hospitality Worldwide (“Carlson”) in 1997 in exchange for the entitlement to receive payments from Carlson based on a percentage of gross royalty revenue of new development projects, was the only intangible asset with an indefinite useful life. As required by the new standard, the Corporation tested this intangible asset for impairment as at January 1, 2002 under the new fair value-based impairment methodology and determined that its fair value was less than its carrying value. As a result, the Corporation recorded during the first quarter of 2002 a decrease to retained earnings of $26,366, a decrease to investment in trademarks and trade names of $27,042 and an increase to future income tax assets of $676.

The Corporation subsequently entered into a revised agreement with Carlson in 2002, which exchanged the Corporation’s entitlement to receive payments from Carlson based on a percentage of gross royalty revenue of new development projects, for fixed payments over a 30-year term. Accordingly, this intangible asset is being amortized on a straight-line basis over 30 years.

The Corporation’s other intangible assets are being amortized over their estimated useful lives. Prior to 2002, the Corporation amortized its investment in management contracts on a straight-line basis over the terms of the contracts to a maximum of 40 years. Effective January 1, 2002, as required under the new accounting standard, the Corporation amortizes its investment in management contracts over the actual term of the contracts in proportion to the benefits received.

For the year ended December 31, 2001, had the adjusted value of the Regent trade name transferred to Carlson been amortized over 30 years and had the amortization of investment in management contracts been adjusted for the change in estimated useful lives, the reported net earnings, basic earnings per share and diluted earnings per share of the Corporation would have been adjusted as follows:

(ii) Foreign currency translation and hedging relationships:
Effective January 1, 2002, the CICA amended the accounting standard for foreign currency translation by eliminating the requirement to defer and amortize unrealized translation gains and losses on long-term foreign currency denominated monetary items with a fixed or determinable life. Due to the hedging relationships established by the Corporation during 2001, the adoption by the Corporation of the amendment to the standard on accounting for foreign currency translation did not have an impact on the Corporation for the year ended December 31, 2002.

(iii) Stock-based compensation and other stock-based payments:
Effective January 1, 2002, the CICA issued a new standard relating to the accounting for stock-based compensation and other stock-based payments. The new accounting standard requires the use of a fair value-based method to account for stock-based payments to non-employees and for employee awards that are direct awards of stock, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002.

As permitted by the new standard, the Corporation opted to continue to use its existing policy under which no compensation expense is recorded on the grant of stock options to employees to purchase Limited Voting Shares. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock. The new accounting standard does, however, require additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share as if the fair value-based accounting method had been used to account for employee stock options.

Accordingly, the compensation element of stock options issued by the Corporation during 2002, based on the fair value of the options on the date of grant, has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 4.01% to 5.20%; semi-annual dividend per Limited Voting Share of $0.055; volatility factors of the expected market price of the Corporation’s Limited Voting Shares ranging from 47% to 50%; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in 2002, the weighted average fair value of the options at the grant dates was $33.76. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options’ vesting period, which ranges from one to five years.

For the year ended December 31, 2002, had compensation expense for the Corporation’s stock-based compensation plan been determined based on the fair value at the grant dates for stock options issued in 2002 under the plan, the Corporation’s net earnings, basic earnings per share and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

In calculating pro forma net earnings and pro forma basic and diluted earnings per share, only stock options granted after December 31, 2001 (options to purchase 511,000 Limited Voting Shares granted at a weighted average exercise price of $65.93 (note 11(a))) were included in the fair value-based accounting method. All of the stock options granted during 2002 had an exercise price greater than the market price per share of the Corporation’s Limited Voting Shares of $44.40 as at December 31, 2002.

2. Asset impairment charges and legal and other enforcement costs:

(a) Four Seasons Hotel Caracas:
Included in “Other income (expense), net” for the year ended December 31, 2002 is an asset impairment charge of $16,409 relating to the Corporation’s investment in Four Seasons Hotel Caracas, effectively reducing the book value of its investment in the hotel to nil at December 31, 2002. This charge includes expenses related to legal and other enforcement costs incurred to December 31, 2002. The Corporation is in a dispute with the owner of the hotel regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default on a US$5,000 loan owed to the Corporation that is secured by a second mortgage and that is registered against the hotel. Formal notice of the default has been given to the owner. The dispute has been referred to arbitration and the arbitration proceedings have commenced.

Due to the ongoing financial difficulties of the owner of the hotel and the resulting working capital deficiencies at the hotel, Four Seasons Hotel Caracas has been closed and is expected to remain closed until the dispute is resolved and the hotel’s debt and working capital arrangements can be restructured to provide sufficient funds to allow the hotel to operate on the basis specified in the Corporation’s management agreement. The Corporation does not anticipate a reopening in the near term while the necessary reorganization of the capital structure of the hotel remains outstanding.

The asset impairment charge was required as a result of the inability to achieve a timely resolution of the dispute with the owner and the necessary reorganization of the capital structure of the hotel and the resulting indefinite closure of the property. The Corporation intends to continue to pursue all available remedies with the objective of protecting its management rights and its loan and allowing the hotel to resume operations under the Corporation’s management on a sound financial basis.

(b) Four Seasons Hotel Sydney:
“Other income (expense), net” for the year ended December 31, 2002 also included an asset impairment charge of $7,000 relating to the Corporation’s long-term receivable from Four Seasons Hotel Sydney. The charge resulted from a lack of improvement in both domestic and international tourism in Australia, reduced expectations for operating results for Four Seasons Hotel Sydney, and an independent appraisal received in 2002 which confirmed that conditions had deteriorated such that the Corporation is not expected to fully recover its long-term receivable from the hotel.

(c) Four Seasons hotel in Seattle:
During 2002, the owner of the Four Seasons hotel in Seattle began marketing the hotel for sale and provided the Corporation with notice of termination of its management agreement in connection with the proposed sale. The Corporation strongly disagrees with the owner’s assertion that it is entitled to sell the hotel free of the Corporation’s management agreement. The owner has commenced arbitration proceedings on the matter. Those proceedings are ongoing, and a hearing date has been scheduled for the second quarter of 2003. The Corporation has incurred $1,682 in legal and other enforcement costs in 2002 in connection with this issue, which is recorded in “Other income (expense), net.”

3. Receivables:

Receivables at December 31, 2002 are recorded net of an allowance for doubtful accounts of $6,956 (2001 – $5,438). The net bad debt expense for the year ended December 31, 2002 was $1,731 (2001 – $1,354).

4. Long-term receivables:

(a) The cash flow bond is due from an affiliate of Kingdom Investments Inc. (“Kingdom”), which is a significant shareholder of FSHI. Principal and interest on the bond are payable annually every March out of 50% of the available cash flow (as defined in the bond indenture) from Four Seasons Hotel London. The bond is secured by the affiliate’s investment in the hotel. During 2002, principal repayment of £0.2 million (2001 – £0.2 million) was received by the Corporation.

(b) The loan is due from an affiliate of Kingdom. Principal and interest on the loan are payable annually every March out of the other 50% of the available cash flow from Four Seasons Hotel London. The loan is secured by the affiliate’s additional indirect interest in the hotel.

(c) The Corporation has fully provided for its US$5,000 loan, which was repayable over the period to 2004, and its non-interest bearing advances of US$1,776, both relating to Four Seasons Hotel Caracas. The provisions are included in the asset impairment charge of $16,409 taken in respect of the hotel in 2002 (note 2(a)).

(d) As at December 31, 2002 and 2001, the amounts included a loan by the Corporation of US$5,000 to the owner of The Regent Jakarta which opened in late 1995. This loan is unsecured, non-interest bearing, and originally was convertible into a 5% equity interest in the hotel, subject to regulatory approval.

The owner of the hotel has a bank loan which is secured by the hotel. The hotel owner stopped servicing the bank loan in 2000 and that loan was classified by the Indonesian Banking Restructuring Agency (“IBRA”) as non-performing. The IBRA acquired the loan from the bank in 2000. The hotel owner presented, and the IBRA accepted, a restructuring plan pursuant to which the Corporation’s unsecured loan is expected to be converted to an equity interest in the hotel owner, which is ultimately anticipated to be less than 2% of the outstanding equity. The Corporation has consented to the conversion subject to the satisfaction of certain conditions precedent. The Corporation has fully provided for its loan to the owner of the hotel as at December 31, 2002 and 2001.

Changes in the allowance for doubtful long-term receivables consist of:

During 2002, the Corporation recovered $55 (2001 – $102) on amounts that had been written off in prior years. This recovery is recorded in “Other income (expense), net.”

5. Investments in hotel partnerships and corporations:

(a) Investment in Four Seasons Hotel Shanghai:
The Corporation has approximately a 21.2% equity interest in Four Seasons Hotel Shanghai. The hotel opened in February 2002 and continues to operate without certain of its facilities, which are not yet completed. The Corporation intends to dispose of a portion or all of its investment in this hotel once the hotel is fully completed, its operations are stabilized and any remaining pre-opening and construction risk is eliminated.

(b) Investment in Four Seasons Residence Club Scottsdale:
The Corporation has approximately a 71% equity interest in Four Seasons Residence Club Scottsdale. The Corporation is in discussions with potential purchasers relating to the sale of a portion of the Corporation’s equity interest in the residence club which would reduce the Corporation’s equity interest to below 20%.

(c) Investment in Four Seasons Residence Club Punta Mita:
The Corporation has approximately a 30.8% equity interest in Four Seasons Residence Club Punta Mita. The residence club was under development as at December 31, 2002. The Corporation has signed a letter of intent for the disposition of a portion of its equity interest in the residence club project which would reduce the Corporation’s equity interest to below 20%.

(d) Sale of vacant land:
As at December 31, 2001, “Properties under construction or development” included the Corporation’s investment in vacant land in Toronto. In May 2002, the Corporation disposed of its interest in the vacant land for gross proceeds of $9,030. The net proceeds from the sale were $4,566, after deducting selling costs, and the Corporation realized a loss on sale of $1,409. This loss is included in “Other income (expense), net.”

(e) Sale of investments during 2001:
In August 2001, the Corporation sold its 25% ownership interest in the entity which leases The Regent Hong Kong for gross proceeds of HK$185,000 (approximately $36,400). The net proceeds from the sale, after deducting selling costs, were $33,512 and the Corporation realized a gain on sale of $23,985. The gain is included in “Other income (expense), net.” The management contract for the hotel expired on May 31, 2001.

In July 2001, the Corporation completed the sale of its 67% ownership interest in Four Seasons Hotel Prague for gross proceeds of approximately $37,400. The net proceeds, after deducting selling costs, were $36,692 and the Corporation realized a gain on sale of $6,413. In connection with the sale of the hotel, the Corporation, in 2001, also reversed provisions of $4,676 previously recorded relating to this interest. The gain and reversal of provisions are included in “Other income (expense), net.” The Corporation continues to manage the hotel under a long-term management contract.

In February 2001, the Corporation disposed of its 30.8% ownership interest in Four Seasons Resort Punta Mita for proceeds of $18,425, which approximated book value. The Corporation continues to manage the resort under a long-term management contract.

6. Fixed assets:

During 2002, the Corporation purchased land relating to the proposed project in Orlando for $17,642 (including costs relating to the purchase) for the purpose of a future resort and residential development with an equity partner.

Depreciation and amortization expense for fixed assets was $7,501 (2001 – $6,152).

7. Investment in management contracts:

Amortization expense for management contracts was $6,505 (2001 – $8,457) (note 1(l)(i)).

8. Investment in trademarks and trade names:

Amortization expense for trademarks and trade names was $767 (2001 – $1,565).

9. Income taxes:

The sources of earnings before provision for income taxes comprise the following:

The change in future income tax assets relates to the reductions in Canadian federal and provincial income tax rates. The reductions are to be phased in over the next several years. As a result of this decrease in the income tax rates, the benefit of the Corporation’s future income tax assets is reduced. During 2002, the phase-in period was deferred by one year. As a result of this deferral, the benefit of the Corporation’s future income tax assets was increased in 2002. The increase of $157 (2001 – decrease of $939) reflects the change in the benefit.

Income tax expense varies from the amount computed by applying combined Canadian federal and provincial tax rates to earnings before income taxes as follows:

The significant components of future income tax expense attributable to earnings before income taxes are as follows:

The valuation allowance for the year ended December 31, 2002 was $3,004 (2001 – $2,167), an increase of $837 (2001 – decrease of $2,435 plus an additional decrease of $230 resulting from reduced future tax rates). The valuation allowance increased primarily as a result of potential limitations on the use of tax losses in a foreign jurisdiction. In order to fully realize the future income tax assets, the Corporation will need to generate future taxable income of approximately $125,000. Based upon projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of the future income tax assets considered realizable, however, could be reduced in the near term if estimated future taxable income during the carryforward period is reduced.

Future income taxes arise from temporary differences in the basis of the Corporation’s assets and liabilities for tax and financial reporting purposes. Tax effects of these differences are as follows:

At December 31, 2002, the Corporation had accumulated net operating losses carried forward of approximately $12,000 for tax purposes, which expire through 2008.

10. Long-term obligations:

(a) Convertible notes:
During 1999, FSHI issued US$655,519 principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172,500. The net proceeds of the issuance, after deducting offering expenses and underwriter’s commission, were approximately US$166,000. At any time on or before the maturity date, unless the notes have previously been redeemed or purchased, holders may require FSHI to convert the notes (each one thousand US dollar principal) into 5.284 Limited Voting Shares of FSHI. FSHI has the right to acquire the notes that a holder has required to be converted for cash equal to the fair value of the Limited Voting Shares. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest.

Holders also have the right to require FSHI to purchase all or a portion of their notes on September 23, 2004, September 23, 2009 and September 23, 2014 in consideration for Limited Voting Shares of FSHI having a fair value equal to the issue price plus accrued interest to the date of purchase. FSHI has the right to acquire for cash all or a portion of the notes that a holder has required to be so purchased. In addition, upon a change in control of FSHI occurring on or before September 23, 2004,

FSHI will be required to offer to purchase all the notes for cash at the issue price plus accrued interest to the date of purchase. FSHI may redeem all or a portion of the notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest to the date of purchase.

In accordance with Canadian generally accepted accounting principles, the notes are bifurcated into a debt component (representing the present value of a zero coupon bond of US$655,519 maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were originally allocated $68,902 to long-term obligations and $178,574 to shareholders’ equity. The offering expenses and underwriter’s commission relating to the debt component of the notes of $2,549 are recorded in “Other assets.” The principal amount of the notes will increase as interest is compounded at 9% over the 30-year term of the note. During 2000, 115 of the convertible notes were redeemed for cash. As at December 31, 2002 and 2001, FSHI had 655,404 convertible notes outstanding.

(b) Unsecured debentures:
The unsecured debentures, with a face value of $100,000 and a maturity date of July 2, 2002, were redeemed by the Corporation during 2001 for $102,219, which resulted in an accounting loss in 2001 of $2,350. The debentures bore interest at 6%. The redemption was funded from the Corporation’s cash and cash equivalents.

(c) Bank credit facilities:
The Corporation has US$200,000 of committed bank credit facilities, of which US$100,000 expires in April 2003 and US$100,000 expires in July 2003. The Corporation is currently negotiating the extension of these facilities and expects that at least US$200,000 of credit facilities will be extended for another year. As at December 31, 2002 and 2001, no amounts were borrowed by the Corporation under these credit facilities. However, approximately US$35,200 of letters of credit were issued but undrawn as at December 31, 2002. Borrowings under these credit facilities bear interest at LIBOR plus a spread ranging between 0.3% and 1%, depending upon certain criteria specified in the loan agreement.

The bank credit facilities contain certain covenants which require the Corporation to maintain certain financial ratios. In addition, the bank credit facilities contain additional covenants which, in certain circumstances, restrict the Corporation’s ability to borrow funds ranking superior to these obligations and to undertake certain types of major transactions. The Corporation was in compliance with these covenants during 2002 and 2001. In addition, the bank credit facilities are callable in certain circumstances by the creditors on a change of control of FSHI.

(d) Interest income, net:

11. Shareholders’ equity: (a) Capital stock: Authorized:
3,982,172

Variable Multiple Voting Shares (“VMVS”), entitling the holder to that number of votes that results in the aggregate votes attaching to the VMVS representing approximately 66% of the votes attaching to the VMVS and the Limited Voting Shares (“LVS”), in aggregate, which, at December 31, 2002, was 15.10 votes (2001 – 15.15 votes) per VMVS. Changes in the number of votes attaching to the VMVS necessary to maintain this level will occur concurrently with the issue of additional LVS.

The VMVS rank equally with the LVS as to distributions on liquidation, dissolution or winding-up of FSHI. Dividends declared and paid on the VMVS are in amounts per share equal to 50% of the dividends per share declared and paid on the LVS, regardless of whether the number of votes attaching to the VMVS is further increased.

VMVS are convertible into LVS on a one-for-one basis at the option of the holder. The shares automatically convert into LVS upon any transfer outside of the family of Isadore Sharp, except a transfer of a majority of the shares to a purchaser who makes an equivalent offer to purchase all outstanding VMVS and LVS.

Unlimited	LVS, voting (one vote per share) and ranking equally with the VMVS as to distributions on liquidation, dissolution or winding-up of FSHI.
Unlimited	First Preference Shares and Second Preference Shares, issuable in series, non-voting and ranking prior to all other shares with respect to payment of dividends and distributions on liquidation or winding-up of FSHI. The dividend rate, redemption and conversion rights, if any, are to be determined prior to issuance by the directors of FSHI.

Issued and fully paid:

At the Special Meeting of Shareholders on December 19, 1989, the shareholders approved a Long-Term Incentive Plan, whereby the chief executive officer of FSHI was granted the right to receive a special payment on an arm’s-length sale of control of FSHI (the “sale”). The amount of the payment is determined with reference to the sale price and the trading price of LVS on The Toronto Stock Exchange in the period preceding the sale. The right to receive the payment may be transferred among members of the officer’s family, their holding companies and trusts.

In 2001, the Corporation filed a notice of its intention to acquire a maximum of up to 1.5 million LVS at market prices through the facilities of The Toronto Stock Exchange and the New York Stock Exchange. During 2002, 337,600 LVS, having average issue proceeds of $3,512, were repurchased for aggregate consideration, including commissions, of $16,495. All of the shares repurchased were cancelled. The $12,983 excess of the aggregate repurchase price paid over the average issue price was allocated as follows: $148 to contributed surplus, representing the amount initially credited to contributed surplus relating to the class of shares repurchased, and the remaining $12,835 to retained earnings. In 2002, a revised notice of intention was filed by the Corporation to acquire up to an aggregate of 5% of its issued and outstanding LVS over a 12-month period ending November 11, 2003.

Under the Corporation’s stock option plan, eligible directors, executives and employees may be granted options to acquire LVS at a price which is not less than the weighted average price of board lots traded on The Toronto Stock Exchange in the five trading days preceding the date of grant. The options are not transferable, have a term of 10 years, and generally become exercisable in varying proportions on the first, second, third, fourth and fifth anniversaries of the date of grant. All such options become exercisable within specified periods in the event of retirement, termination other than for cause (including as a result of a change of control of FSHI), incapacity or death of the director, executive or employee.

Changes in stock options for the years ended December 31, 2002 and 2001 were as follows:

All the stock options granted in 2002 had an exercise price greater than the market price per share of the Corporation’s LVS of $44.40 as at December 31, 2002.

Information relating to stock options outstanding at December 31, 2002 was as follows:

No compensation expense is recorded by the Corporation on the grant of stock options. Consideration paid by employees on the exercise of stock options is recorded as capital stock (note 1(l)(iii)).

(b) Earnings per share:
Basic earnings per share is calculated by dividing net earnings by the weighted average number of VMVS and LVS outstanding during the period. Potentially issuable LVS are excluded from the calculation of basic earnings per share, but are included in the calculation of diluted earnings per share by application of the “treasury stock method,” which takes into account the dilution relating to LVS issuable under the Corporation’s stock option plan, and by application of the “if-converted method,” which takes into account the dilution relating to the conversion of the Corporation’s convertible notes. During 2002 and 2001, no convertible notes were redeemed by the issuance of LVS. FSHI has the option to acquire for cash rather than LVS any conversion or put right under the convertible note indenture (note 10(a)).

A reconciliation of the net earnings and weighted average number of VMVS and LVS used to calculate basic earnings per share and diluted earnings per share is as follows:

(c) Equity adjustment from foreign currency translation:
The increase in the “Equity adjustment from foreign currency translation” during 2002 and 2001 was primarily caused by changes in the exchange rates used to translate the Corporation’s net investment in self-sustaining foreign operations. In 2001, this increase was partially offset by an amount transferred to foreign exchange gain relating to the reduction of the Corporation’s net investment in one of its Asian self-sustaining subsidiaries (note 12(b)).

12. Foreign exchange gain:

During 2002, the Corporation recorded a net foreign exchange gain of $5,036 (2001 – net foreign exchange gain of $44) which is included in “Other income (expense), net.” The primary components are as follows:

(a) The foreign exchange gain in 2002 of $5,036 (2001 – foreign exchange loss of $1,321) related to the foreign currency translation gains and losses on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by the Corporation’s foreign self-sustaining subsidiaries.

(b) During 2001, the Corporation reduced its net investment in one of its Asian self-sustaining subsidiaries. The reduction was related to a capital restructuring, whereby the subsidiary repaid capital of approximately US$31,000 to the Corporation. A foreign exchange gain of $4,973, which is equivalent to the proportional amount (relating to the reduction in the net investment in the subsidiary) of the foreign exchange gain accumulated in “Equity adjustment from foreign currency translation” in shareholders’ equity, was recognized in income.

(c) During 2001, the Corporation redesignated the hedging associated with its US dollar forward contracts, which were originally intended to hedge its 2002 US dollar revenues. These contracts were entered into during 2000 and matured after December 31, 2001. Any foreign exchange losses, deferred prior to the redesignation of the hedge, relating to 2002 US dollar revenues, were deferred at December 31, 2001 and were recognized in 2002 as a reduction of revenues. The foreign exchange loss of $3,608 relating to the excess dollar amount of the US dollar contracts over the 2002 US dollar revenues was recognized as a charge against income in 2001.

13. Restructuring charge:

During 2002, the Corporation recorded a restructuring charge of $91 (2001 – $2,172) in connection with the realignment of certain corporate departments. The restructuring charge is included in “Other income (expense), net.”

14. Commitments and contingencies:

(a) Lease commitments:
The Corporation has entered into lease agreements for certain hotel properties and corporate offices for periods up to the year 2054. The lease terms may be extended by the Corporation under renewal options for periods up to the year 2069.

Future minimum lease payments for The Pierre in New York, Four Seasons Hotel Vancouver and certain corporate offices (but exclusive of any contingent rentals, occupancy costs, and lease commitments relating to Four Seasons Hotel Berlin and Four Seasons Hotel London, which are discussed below), are as follows:

The Corporation has provided a US$5,000 letter of credit to support its obligations under the lease at The Pierre in New York.

The lease agreement for Four Seasons Hotel Berlin was transferred to the Corporation effective January 1, 1999. The lease is for an initial 20-year term with 10 five-year renewals at the Corporation’s option. The future minimum lease payments of approximately €92 million ($152,398) are to be paid out of the hotel’s operations. To the extent that the hotel is unable to pay these commitments, the Corporation’s obligation to fund any shortfall is limited to approximately €11 million. As at December 31, 2002, the remaining balance of this obligation was approximately €3 million. However, the landlord may terminate the lease if minimum rent is not paid. Future minimum lease payments of the hotel, exclusive of any contingency rentals and occupancy costs, are as follows:

The Corporation is the tenant of the land and premises constituting Four Seasons Hotel London pursuant to the terms of a lease (the “FS Lease“) expiring on January 28, 2054. The leasehold interest of the Corporation in the hotel is a continuing obligation which survived the sale by the Corporation of its ownership interest in the hotel in 1995 to Kingdom. The Corporation has entered into a sublease of the hotel with the entity (the “Sub-Tenant“) on whose behalf the Corporation manages the hotel. The annual rent payable by the Corporation under the FS Lease is currently £3.8 million. The same amount of annual rent is payable by the Sub-Tenant to the Corporation pursuant to the sublease and is payable out of the operating accounts of the hotel. Indirectly, the Corporation now holds a 12.5% ownership interest in the Sub-Tenant, with the remaining ownership position held by an affiliate of Kingdom.

Pursuant to the arrangements relating to the ownership of the Sub-Tenant, the Corporation would be required to fund its proportionate 12.5% share of any amounts required to ensure that the Sub-Tenant honoured all of the obligations necessary for the operation of the hotel, including the sublease payments, to the extent the majority shareholder (the Kingdom affiliate) makes payment of its proportionate share of such amounts. The Corporation has not been required either to make payment of any amount of rent under the FS Lease that has not first been paid to the Corporation under the sublease or to fund any amounts under the terms of the ownership arrangements relating to the Sub-Tenant. Historically, hotel operating cash flow has been more than sufficient to meet the rent obligation. In the event of a non-payment of rent under the sublease, the Corporation would be entitled to forfeit the sublease. The ongoing management of the hotel by the Corporation is subject to a non-disturbance agreement with the senior lender of the Sub-Tenant. Future minimum lease payments of the hotel, exclusive of any contingent rentals and occupancy costs, are as follows:

(b) Pension commitments:
The Corporation maintains a multi-employer non-contributory defined benefit pension plan (the “Plan”) on behalf of the Corporation and the owners of certain managed hotels. The Plan provides pension benefits for certain senior executives of the Corporation and hotel general managers, based on years and level of service and annual salary.

Information relating to the Plan for the years ended December 31, 2002 and 2001 based on projections of employees’ compensation levels to the date of retirement were as follows:

The accrued benefit liability is financed by life insurance policies on the lives of certain of the participants in the Plan. As at December 31, 2002, the Corporation’s share of the cash surrender value of the policies, which is included in “Other assets,” was $12,100 (2001 – $15,721). The Corporation recorded a loss relating to the decline in the market value of the cash surrender value of these policies in 2002 of $1,360, which is included in “Other income (expense), net.”

(c) Other commitments and contingencies:

(i) The Corporation estimates and accrues for the losses, if any, it is likely to incur relating to uninsured contingent liabilities, such as certain environmental matters, personal injury and property damage at owned or managed hotels, workers’ compensation claims, guarantees of third party debt, etc. In connection with certain of its projects under development and hotel management contracts, the Corporation has certain funding commitments. As at December 31, 2002, the Corporation had two letters of credit totalling approximately $20,200 securing its equity or loan commitments in respect of the projects currently under construction in Whistler and Hampshire. Accordingly, if the Corporation funds the equity or loan commitments for these two projects, the two letters of credit cannot be drawn upon. In addition, as at December 31, 2002, the Corporation had nine other commitments that could potentially represent a maximum funding of approximately $36,100 in 2003. Six of these commitments totalling approximately $16,600, which includes the guarantee of $384 (note 14(c)(v)), are for potential one-time fundings and three of these commitments totalling approximately $19,500, which includes the 2003 lease commitment of $9,652 relating to Four Seasons Hotel London (note 14(a)), are annual maximum commitments, which are expected to remain in place for at least the next five years. To the extent it is called upon to honour any one of these nine commitments, the Corporation generally has either the right to be repaid from hotel operations and/or has various forms of security or recourse to the owner of the property. The Corporation does not anticipate funding any amount pursuant to these nine commitments during 2003. The Corporation’s assessment of its potential liability for such matters could change as a result of, among other things, the risks and uncertainties discussed in note 1(j), with the result that the amounts noted above could change by a material amount.

(ii) In the ordinary course of its business, the Corporation is named as a defendant in legal proceedings resulting from incidents taking place at hotels owned or managed by it. The Corporation maintains comprehensive liability insurance and also requires hotel owners to maintain adequate insurance coverage. The Corporation believes such coverage to be of a nature and amount sufficient to ensure that it is adequately protected from suffering any material financial loss as a result of such claims.

(iii) A number of the Corporation’s management contracts are subject to certain performance tests which, if not met, could allow a contract to be terminated prior to its maturity. The Corporation generally has various rights to cure any such defaults to avoid termination. In addition, certain management contracts are terminable by the hotel owner on a defined change of control of FSHI.

(iv) The Corporation is currently in dispute with the owner of Four Seasons Hotel Caracas (note 2(a)) and the owner of the Four Seasons hotel in Seattle (note 2(c)) over a variety of matters.

(v) The Corporation has guaranteed certain obligations of various directors, officers, and employees in the amount of $384, all of which were entered into prior to 2002.

15. Fair values of financial instruments:

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

As cash equivalents, current accounts receivable, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values.

The fair values of the Corporation’s long-term obligations are estimated using discounted cash flow analysis, which is based on the Corporation’s current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Corporation’s convertible notes is based on market quotes obtained from one of the Corporation’s underwriters.

Other financial instruments held by the Corporation include interest-bearing loans receivable due from owners of managed hotels (note 4). The Corporation does not have plans to sell these loans to third parties and will realize or settle them in the ordinary course of business. The fair values of these instruments cannot be reasonably estimated because no active and liquid market exists for these instruments, and a market rate of interest (for instruments having similar terms and characteristics) which is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

The Corporation enters into foreign exchange forward contracts that oblige it to buy or sell specific amounts of foreign currencies at set future dates at predetermined exchange rates. Because a significant portion of the Corporation’s revenues is derived in foreign currencies (primarily US dollars) and expenditures incurred by the Corporation for its management operations are denominated primarily in Canadian dollars, the Corporation enters into such contracts to protect itself in the event of a strengthening Canadian currency. Management estimates future foreign currency cash flows on an ongoing basis, based on its projections of foreign currency-denominated management fees and other transactions. Management negotiates foreign exchange forward contracts in proportion to the magnitude and timing of these cash flows. As at December 31, 2002, the Corporation had sold forward US$107,085 at a weighted average forward exchange rate of 1.60 (2001 – US$84,274 at a weighted average forward exchange rate of 1.47), under 49 forward contracts (2001 – 14 forward contracts) maturing over a 24-month period.

As at December 31, 2001, the Corporation had sold forward £15.4 million at a forward exchange rate of 2.13, under one forward contract which matured on March 28, 2002. There were no pound sterling contracts outstanding as at December 31, 2002.

The fair value of foreign exchange forward contracts is estimated from quotes obtained from the Corporation’s counterparties for the same or similar financial instruments.

The fair values of financial instruments are as follows:

(a) The carrying amount of the convertible notes includes the amounts allocated to both long-term obligations and shareholders’ equity. It excludes, however, the offering expenses and underwriter’s commission related to the shareholders’ equity component of the notes of $6,861, which are recorded in “Shareholders’ equity.”

16. Segmented information:

The Corporation has two distinct operating segments: management operations and ownership operations. Under its management operations segment, the Corporation generally supervises all aspects of hotel operations on behalf of the hotel owners, including hotel sales and marketing, hotel reservations, hotel accounting, purchasing, budgeting and the hiring, training and supervising of staff. For providing these services, the Corporation typically receives a base fee calculated as a percentage of gross revenues of the hotel. In addition, the Corporation may receive incentive fees based on the operating performance of the hotels. Generally, the hotels’ owners, and not the Corporation, fund substantially all capital expenditures and working capital of the hotels, including all employment and operating costs. This segment also includes the licensing and managing of residential projects and residence clubs. The Corporation is entitled to receive a fee for the use of its brand name in connection with these projects, and for services provided in the oversight of the sales and marketing of the residential projects and residence club units. In addition, the Corporation receives a fee from the owners of the residential projects and residence club units for services provided in the ongoing management of these units.

Under its ownership operations segment, the Corporation had an equity interest in 10 hotels and resorts and two residence clubs under management and six projects under construction as at December 31, 2002. Earnings are primarily derived from the consolidation of its wholly owned interests in three hotels and distributions from its other equity interests. Generally, the ownership operations segment is subject to greater economic fluctuations than the management operations segment. Ownership earnings can be materially affected by, among other things, changes in travel patterns, local wage rate factors, the level of capital spending that is required to appropriately maintain and renew the hotels, volatility of construction costs, the availability of hotel financing and changes in interest rates. The Corporation structures its ownership interests separately from its management interests so as to enable the Corporation to dispose of ownership interests as sale opportunities arise, without affecting its management interests.

(a) Consolidated revenues:
Revenues have been allocated to specific geographic segments based on the location of each hotel or resort.

(b) Total assets:

17. Reconciliation to United States GAAP:

The consolidated financial statements of the Corporation for the years ended December 31, 2002 and 2001 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

If US GAAP were employed, net earnings would be adjusted as follows:

The impact of the US GAAP differences discussed above on the Corporation’s consolidated shareholders’ equity is as follows:

(a) Investments in hotel partnerships, ventures and corporations:
The Corporation has minority interests (generally less than 20%) in certain hotel partnerships and ventures which, under Canadian GAAP, the Corporation accounts for on a cost basis (note 1(b)).

Under US GAAP (AICPA Statement of Position 78-9, “Accounting for Investments in Real Estate Ventures”), the Corporation is required to account for its investments in these hotel partnerships and ventures using the equity method of accounting, pursuant to which the Corporation records in income its proportionate share of the investee’s net earnings or loss.

Under Canadian GAAP, the Corporation accounts for its investments in hotel partnerships and corporations, which were acquired with the intention that they be disposed of in the foreseeable future, by the cost method, irrespective of its percentage ownership interest (note 1(b)).

Under US GAAP, effective January 1, 2002, the Corporation accounts for these temporary investments based on its percentage ownership interest for each investment, as Statement of Financial Accounting Standards No. 144 eliminated the exception to consolidate a temporary controlled subsidiary (note 17(h)(i)).

(b) Hotel disposition program:
In November 1993, the Corporation implemented a program to dispose of seven hotel properties. Under Canadian GAAP, this hotel disposition program represented the disposition of a significant portion of the Corporation’s Ownership Operations segment; accordingly, in both 1993 and 1994, the Corporation made an estimate as to whether it would realize a net gain or loss on the program in total. As a result, in 1993, the Corporation recorded a provision of $127,000 for the estimated probable loss on the sale of the hotels included in the hotel disposition program. The program ended in 1996, and the total net proceeds received by the Corporation, resulting from the dispositions of the hotels included in the program, approximated the proceeds estimated in 1993; therefore, the program required no further gain or loss to be recorded.

Under US GAAP, the Corporation was required to account for the hotels remaining in the program as individual assets held for sale. This resulted in the requirement under US GAAP to record, in 1994, a further provision for loss on certain of the hotels remaining in the program, with the offsetting gains on other hotels recorded when the gains were realized. On the sale by the Corporation of its equity interest in one of its hotels in 1995, $27,813 of the gain was deferred for US GAAP purposes, and will be recognized in proportion to the cash payments received on the cash flow bond received as consideration on the sale (note 4(a)). The Corporation recognized $552 of the deferred gain in 2002 (2001 – $475). As at December 31, 2002, $21,345 of the gain continues to be deferred.

(c) Accounting for future income taxes:
The only significant difference between US and Canadian GAAP relates to the treatment of proposed changes in income tax rates. Under Canadian GAAP, future income tax assets and liabilities are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under US GAAP, future income tax assets and liabilities are measured using only currently enacted tax rates and laws. As at December 31, 2002 and 2001, this US GAAP difference was eliminated as all proposed reductions introduced in prior years were passed into law during 2001.

The remaining income tax adjustment from Canadian to US GAAP results from the differences between US and Canadian GAAP in calculating earnings before income taxes.

(d) Convertible notes:
During 1999, FSHI issued US$655,519 principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172,500 (note 10(a)). Under Canadian GAAP, the notes are bifurcated into a debt component (representing the present value of a zero coupon bond of US$655,519, maturing in 2029, yielding 9% per annum, compounding semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were originally allocated $68,902 to long-term obligations and $178,574 to shareholders’ equity. The offering expenses and underwriter’s commission relating to the debt component of the notes of $2,549 were recorded in “Other assets.”

Under US GAAP, gross proceeds of US$172,500 were recorded as long-term obligations, with a yield to maturity of 4.5%, compounding semi-annually. The total offering expenses and underwriter’s commission relating to the notes of $9,410 were recorded in “Other assets.” Accordingly, additional interest expense of $5,614 (2001 – $5,632) was recognized under US GAAP.

(e) Deferred charges:
The Corporation defers expenditures directly related to the negotiation, structuring and execution of new management contracts, and if the property is opened, amortizes these deferred costs on a straight-line basis over a 10-year period (note 1(h)).

Under US GAAP, such start-up costs are expensed.

(f) Foreign exchange translation:

(i) In June 1998, the Financial Accounting Standards Board in the United States (“FASB”) issued Statement of Financial Accounting Standards No. 133 (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” FAS 133 establishes accounting and reporting standards for derivatives and hedging. It requires that all derivatives be recognized as either assets or liabilities at fair value and establishes specific criteria for the use of hedging accounting.

The only significant impact on the Corporation in 2002 and 2001 was the mark-to-market of the Corporation’s US dollar forward exchange contracts. For US GAAP purposes, these forward exchange contracts have not been accounted for as hedges; therefore, the mark-to-market adjustments are recognized in income. Under Canadian GAAP, these forward exchange contracts were accounted for as hedges. This difference resulted in an additional foreign exchange gain in 2002, under US GAAP, of $6,051 (2001 – foreign exchange loss of $5,634).

(ii) Under US GAAP, the US dollar amount of convertible notes allocated to long-term obligations is higher than under Canadian GAAP (note 17(d)). The US dollar monetary liabilities are, therefore, higher under US GAAP, which resulted in an increase in foreign exchange gain in 2002 of $1,701 (2001 – increase in foreign exchange loss of $2,096) under US GAAP.

(iii) During 2001, the Corporation reduced its net investment in one of its Asian self-sustaining subsidiaries and recognized a foreign exchange gain under Canadian GAAP of $4,973 (note 12(b)).

Under US GAAP, the foreign exchange gain can only be recognized on the sale or liquidation of the investment.

(g) Pension plan:
The Corporation has a defined benefit pension plan (the “Plan”) for certain senior executives and hotel general managers, which is funded by life insurance policies on the lives of certain of the participants in the Plan.

Under Canadian GAAP, the Corporation, effective January 1, 2000, changed its accounting policy relating to the accounting for future employee benefits, including pension benefits. The Corporation adopted the new standard for pension benefits retroactively, without restating the financial statements of prior periods. This eliminated substantially all of the differences between US and Canadian GAAP relating to the accounting for pension benefits.

The only remaining significant difference between US and Canadian GAAP relates to the treatment of actuarial gains and losses. Under Canadian GAAP, the transitional provisions relating to the new Canadian GAAP standard for accounting for pension plans permitted the impact of the change of the new standard to be accounted for retroactively, without restatement of prior years’ financial statements. As a result, the Corporation recorded in 2000 a charge to retained earnings, representing the differences between the amount accrued by the Corporation under the prior accounting standard and the actuarial obligation as measured under the new standard, which included the net unamortized actuarial losses as at December 31, 1999. Under US GAAP, the net unamortized actuarial losses as at December 31, 1999 are amortized, on a straight-line basis, over the expected average remaining service life of employees expected to receive benefits under the Plan.

(h) Change in accounting policies:

(i) Investments held for sale:
Effective for fiscal years beginning after December 15, 2001, Statement of Financial Accounting Standards No. 144 (”FAS 144”), issued by FASB in 2001, eliminated the exception to consolidate a temporary controlled subsidiary. Under the prior standard, which was substantially the same as Canadian GAAP, the Corporation accounted for its investments in hotel partnerships and corporations, which were acquired with the intention that they be disposed of in the foreseeable future, by the cost method, irrespective of its percentage ownership interest. Effective January 1, 2002, under US GAAP, the Corporation accounts for these temporary investments based on its percentage ownership interest for each investment.

The Corporation has adopted the new standard retroactively. As a result, net loss for 2002, based on US GAAP, increased by $6,973 and net earnings for 2001, based on US GAAP, increased by $794. In addition, shareholders’ equity as at December 31, 2002 and 2001, based on US GAAP, decreased by $2,986 and increased by $4,447, respectively.

(ii) Intangible assets:

Effective January 1, 2002, the Corporation adopted the new accounting standard for goodwill and other intangible assets as established by FASB in Statement of Financial Accounting Standards No. 142 (“FAS 142”). The new standard is substantially the same as the new accounting standard under Canadian GAAP, Section 3062, “Goodwill and Other Intangible Assets,” which was also effective January 1, 2002 (note 1(l)(i)), except with respect to implementation. Under US GAAP, the impact of the change in the accounting standard is recorded as a charge to net earnings, while under Canadian GAAP, the impact of the change is recorded as an adjustment to retained earnings.

The only other significant difference was that, under Canadian GAAP, the net book value of the investment in the rights to the Regent trade name included deferred charges of $7,589, which were previously expensed under US GAAP (note 17(e)). As a result, the decrease to retained earnings recorded in 2002 under Canadian GAAP of $26,366 (net of income taxes of $676), due to the accounting change, was recorded as a charge to net earnings under US GAAP, net of the adjustment related to deferred charges of $7,399 (net of income taxes of $190).

(iii) Extinguishment of debt:

Effective January 1, 2002, the FASB changed the accounting standard relating to the accounting for gains and losses on the extinguishment of debt. Under the prior standard, gains and losses on the extinguishment of debt were classified as an extraordinary item, net of related income tax, in the consolidated statements of operations. The new standard requires that gains and losses from the extinguishment of debt be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. This will distinguish transactions that are part of a corporation’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary gain. The method of accounting for gains and losses on the extinguishment of debt under US GAAP and Canadian GAAP is now substantially the same.

The Corporation has adopted this new accounting standard retroactively, resulting in the removal of the 2001 subtotals ”Earnings before extraordinary item based on US GAAP,” “Basic earnings per share before extraordinary item based on US GAAP,” and “Diluted earnings per share before extraordinary item based on US GAAP.”

(i) Recent accounting pronouncements issued but not yet adopted:

(i) Accounting for costs associated with exit or disposal activities:
In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (“FAS 146”), which provides guidance on the accounting for costs associated with exit or disposal activities. FAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Corporation does not expect the implementation of FAS 146 will have a material impact on its consolidated financial statements.

(ii) Disposal of long-lived assets and discontinued operations:
In December 2002, the CICA issued Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations,” which applies to disposal activities initiated on or after May 1, 2003. This new section establishes standards for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets. It also establishes standards for the presentation and disclosure of discontinued operations, whether or not they include long-lived assets. Under Section 3475, assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. Section 3475 replaced the disposal provisions of Section 3061, “Property, Plant and Equipment,” and Section 3475, “Discontinued Operations.” The application of the new standard is to be prospective with earlier adoption encouraged. Financial statements for fiscal years beginning on or after October 1, 2004 should not categorize investments as temporary irrespective of when those investments occurred (note 1(b)). The Corporation has not yet determined the impact of the implementation of Section 3475 on its 2003 consolidated financial statements. As a result of the new standard, the method of accounting for the disposal of long-lived assets and discontinued operations under Canadian GAAP will be substantially the same as under US GAAP (in accordance with FAS 144).

(iii) Impairment of long-lived assets:
In December 2002, the CICA issued Section 3063, “Impairment of Long-Lived Assets.” This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, “Property, Plant and Equipment.” In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Section 3063 is effective for fiscal years beginning on or after April 1, 2003. Application is prospective with earlier adoption encouraged. The Corporation does not expect the implementation of Section 3063 will have a material impact on its consolidated financial statements. As a result of the new Canadian standard, the method of accounting for the impairment of long-lived assets under Canadian GAAP will be substantially the same as under US GAAP (in accordance with FAS 144).

(iv) Hedging relationships:
In December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships, which would have been effective for fiscal years beginning on or after July 1, 2002. During 2002, the implementation date was delayed and is now effective for fiscal years beginning on or after July 1, 2003. The Corporation has not yet determined the impact of the implementation of this guideline on its 2004 consolidated financial statements.

(v) Disclosure of guarantees:
In January 2003, the CICA issued Accounting Guideline No. 14, “Disclosure of Guarantees” (”AcG-14”), and in November 2002, the FASB issued Interpretation No. 45, ”Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statement Nos. 5, 57 and 107 and a rescission of FASB Interpretation No. 34” (”FIN 45”). AcG-14 and FIN 45 elaborate on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements of AcG-14 are effective for financial statements of interim and annual periods ending on or after January 1, 2003 and the disclosure requirements of FIN 45 are effective for financial statements ending after December 31, 2002. The Corporation has not yet determined the impact of the implementation of these guidelines on its 2003 consolidated financial statements.

(vi) Consolidation of variable interest entities:
In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46”). This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in FIN 46. FIN 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of FIN 46 is not expected to have a material effect on the Corporation’s financial statements. FIN 46 requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that companies will consolidate or disclose information about variable interest entities when the interpretation becomes effective.

(vii) Accounting for asset retirement obligations:
In March 2003, the CICA is expected to issue Section 3110, “Accounting for Asset Retirement Obligations,” and in June 2001, FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“FAS 143”). Section 3110 and FAS 143 require companies to record the fair value of an asset retirement obligation as a liability in the period in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Companies are required to adopt Section 3110 on January 1, 2004 and are required to adopt FAS 143 on January 1, 2003. The Corporation has not yet determined the impact of implementation of these guidelines on its consolidated financial statements.

(j) Statements of cash provided by operations and cash flows:

(i) For Canadian GAAP purposes, the Corporation’s statements of cash provided by operations show intermediate subtotals, and only show the total change in non-cash operating assets and liabilities.

US GAAP does not permit intermediate subtotals in cash provided by operations, and requires the statement to show the details of changes in non-cash operating assets and liabilities. In addition, the above adjustments to US GAAP earnings relating to deferred charges would also affect cash provided by operations.

As a result, cash provided by operations would be presented as follows on a US GAAP basis:

(ii) As a result of the above adjustment, the major captions on the Corporation’s statements of cash flows on a Canadian GAAP basis are reconciled to a US GAAP basis as follows:

(k) Comprehensive income:
Statement of Financial Accounting Standards No. 130 (“FAS 130”) establishes standards under US GAAP for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

FAS 130 requires companies to (i) classify items of other comprehensive income by their nature in a financial statement, and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders’ equity section of the balance sheet.

The statements of comprehensive income for the years ended December 31, 2002 and 2001 would be presented as follows on a US GAAP basis:

The accumulated other comprehensive income balances for the years ended December 31, 2002 and 2001 would be presented as follows on a US GAAP basis:

(l) Investments in hotel partnerships and corporations:
The composition of the Corporation’s total investments in hotel partnerships and corporations on a US GAAP basis is as follows:

For the equity method investments, the accounting for these investments represents the aggregate of (i) capital contributions to the partnerships, (ii) the Corporation’s proportionate share of the net earnings or loss of the partnerships, (iii) distributions from the partnerships, and (iv) write-offs for impairment in the carrying value of the investments in the partnerships.

The changes in the Corporation’s equity method investments are as follows:

Management and other fees totalling $22,744 and $25,046 were charged by the Corporation to its equity method investees in 2002 and 2001, respectively.

(m) Stock-based compensation plan:
Statement of Financial Accounting Standards No. 123 (“FAS 123”) provides guidance on the accounting for stock-based compensation plans, such as the Corporation’s stock option plan (note 11(a)). Effective January 1, 2002, the CICA issued a new standard relating to the accounting for stock-based compensation which is substantially the same as FAS 123 (note 1(l)(iii)). The only significant difference is that, under US GAAP, all stock options issued after December 31, 1994 are covered by FAS 123, whereas, under Canadian GAAP, only stock options issued after December 31, 2001 are covered by the new standard.

As allowed by FAS 123, the Corporation has decided to continue to use Accounting Principles Board Opinion No. 25 (“APB 25”), ”Accounting for Stock Issued to Employees,” in accounting for its stock option plan for US GAAP purposes, pursuant to which there is no significant difference between US and Canadian GAAP in the accounting for the granting of options to employees under its plan.

Like the new Canadian standard, FAS 123, however, requires certain pro forma and other information to be disclosed as if the Corporation had measured the compensation element of stock options granted to employees based on the fair value of the options on the date of grant. The only significant difference in the required disclosures is that, under US GAAP, such disclosures are provided for stock options issued after December 31, 1994 whereas, under Canadian GAAP, such disclosures are provided for stock options issued after December 31, 2001. Accordingly, on a US GAAP basis, the compensation element of stock options issued by the Corporation in 2002 and 2001, based on the fair value of the options on the date of grant, has been estimated using the Black-Scholes option pricing model with the following assumptions for 2002 and 2001, respectively: risk-free interest rates ranging from 4.01% to 5.20% and 5.20% to 5.60%; semi-annual dividend per Limited Voting Share of $0.055 for both years; volatility factors of the expected market price of the Corporation’s Limited Voting Shares ranging from 47% to 50% and 45% to 52%; and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in 2002 and 2001, the weighted average fair values of the options at the grant dates were $33.76 and $44.65, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period, which ranges from one to five years. Assuming the Corporation had accounted for its stock options issued under the fair value method, US GAAP pro forma net loss for the year ended December 31, 2002 would have been $38,462 (2001 – pro forma net earnings of $27,607) and US GAAP pro forma basic loss per share and pro forma diluted loss per share for the year ended December 31, 2002 would each have been $1.10 (2001 – pro forma basic earnings per share of $0.79 and pro forma diluted earnings per share of $0.78).

Corporate Directory
Directors	Officers	Corporate Vice Presidents

Brent Belzberg**
Managing Partner
Torquest Partners Inc.

Edmond M. Creed*
Retired Executive

Frederick Eisen*
President and CEO
The Eisen Corporation

H. Roger Garland
Corporate Director

Nan-b de Gaspé Beaubien
Co-Chair, Business Families
Foundation and
Co-Chair, Philbeau Company

Charles S. Henry
President
Hotel Capital Advisers, Inc.

Murray B. Koffler*
Partner
The Koffler Group

Heather Munroe-Blum**
Principal and Vice Chancellor
McGill University

Ronald W. Osborne***
President and CEO
Ontario Power Generation

J. Robert S. Prichard
President and CEO
Torstar Corporation

Lionel H. Schipper
President
Schipper Enterprises Inc.

Anthony Sharp
President
AD Sharp Development, Inc.

Isadore Sharp

Benjamin Swirsky
Chairman and
Chief Executive Officer
Beswir Properties Inc.

Shuichiro Tamaki
Executive Vice President
Japan-Mexico Hotel
Investment Co., Ltd.

Simon M. Turner
Principal
Hotel Capital Advisers, Inc.

* Not standing for re-election on
May 21, 2003.
** Appointed on November 7, 2002.
***Nominated for election on
May 21, 2003.

Honorary Past Director

Max Sharp
Retired Executive

Isadore Sharp
Chairman and
Chief Executive Officer

Wolf H. Hengst
President
Worldwide Hotel Operations

Douglas L. Ludwig
Chief Financial Officer
Executive Vice President
and Treasurer

Craig O. Reith
Vice President Finance
and Assistant Treasurer

Kathleen Taylor
President
Worldwide Business Operations

Randolph Weisz
Executive Vice President
General Counsel and Secretary

Sarah Cohen
Vice President
Corporate Counsel and
Assistant Secretary

Management
Committee

Antoine Corinthios
President, Hotel Operations
Europe, Middle East and Africa

James FitzGibbon
President, Hotel Operations
Asia Pacific

Wolf H. Hengst
President
Worldwide Hotel Operations

Douglas L. Ludwig
Chief Financial Officer
and Executive Vice President

Isadore Sharp
Chairman and
Chief Executive Officer

Barbara M. Talbott
Executive Vice President
Marketing

Kathleen Taylor
President
Worldwide Business Operations

Randolph Weisz
Executive Vice President
and General Counsel

John W. Young
Executive Vice President
Human Resources
Deborah Brown
Vice President,
Human Resources,
North America

Sarah Cohen
Vice President
Corporate Counsel

John Davison
Senior Vice President
Project Financing

David B. Crowl
Vice President,
Sales and Marketing,
Europe, Middle East and Africa

Mike Duwaji
Senior Vice President
Finance, Operations

Stuart Fearnley
Senior Vice President,
Design and Construction

Charles J. Ferraro
Senior Vice President,
Operations

Chris Garland
Vice President
Finance, Operations

Ivan Goh
Senior Vice President,
Rooms

Susan J. Helstab
Senior Vice President,
Corporate Marketing

Barbara Henderson
Vice President,
Taxation and Investor Relations

Peter Hodgson
Vice President,
Corporate Planning

Thomas Hubler
Vice President,
Sales, North America

Michael Hwu
Vice President,
Management Information
Systems

Paul Iacovino
Vice President,
Sales and Marketing, Asia Pacific

Dana Kalczak
Vice President,
Design and Construction

H. E. (Duffy) Keys
Senior Vice President,
Residence Clubs

Alfons E. Konrad
Senior Vice President,
Food and Beverage

Steve Lambert
Vice President,
Finance and Administration
Residence Clubs

John MacKinnon
Vice President,
Design and Construction

Nicholas Mutton
Senior Vice President,
Operations

Roy A. Paul
Senior Vice President,
Development

Craig O. Reith
Vice President,
Finance

Jonathan Sicroff
Vice President,
Hotel Marketing

Michele Sweeting
Senior Vice President,
Design and Procurement

Sandra Ward
Vice President,
Human Resources, International

Scott Woroch
Senior Vice President,
Business Development, Asia Pacific

Regional Vice Presidents

Marcos Bekhit
Four Seasons Istanbul

John Brennan
Four Seasons Dublin

Stan Bromley
Four Seasons San Francisco

Robert Cima
Four Seasons Philadelphia

Ignacio Gomez
Four Seasons Miami

Thomas Gurtner
Four Seasons Boston

Christopher Hart
Four Seasons Toronto

Christopher Hunsberger
Four Seasons Washington, D.C.

Neil Jacobs
Four Seasons Singapore

Didier LeCalvez
Four Seasons George V Paris

William Mackay
Four Seasons Los Angeles

Christopher Norton
Four Seasons Bali at Jimbaran Bay

Peter O’Colmain
Regent Beverly Wilshire

Craig Reid
Four Seasons Dallas

John Stauss
Four Seasons London

Corporate Offices	Stock Listings	Transfer Agent and Registrar	Reservations Information
Four Seasons Hotels and Resorts
1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
Telephone: (416) 449-1750
FAX: (416) 441-4374
Web site address: www.fourseasons.com

Annual Meeting
The Annual Meeting of
Shareholders will be held at 10:00 a.m. on Wednesday, May 21, 2003 in the Regency Ballroom,
Four Seasons Hotel Toronto,
21 Avenue Road, Toronto,
Ontario, Canada.	The Toronto Stock Exchange
Stock Ticker Symbol: FSH
New York Stock Exchange
Stock Ticker Symbol: FS

Dividend Information
11 cents per Limited Voting
Share and 5.5 cents per
Variable Multiple Voting Share
per annum paid semi-annually
in January and July

Computershare Trust Company
of Canada
Halifax, Montreal, Toronto,
Winnipeg, Calgary, Vancouver
Computershare Trust
Company, Inc.
New York

Auditors
KPMG LLP

Shareholder
Information
Barbara Henderson,
Vice President, Taxation and
Investor Relations
(416) 441-4329
e-mail:
investors@fourseasons.com

For reservations at
Four Seasons Hotels and Resorts,
please call toll-free:
(800) 268-6282 in Canada
(800) 332-3442 in the
United States
Or visit our web site at
www.fourseasons.com

For reservations at
Regent International Hotels,
please call toll-free:
(800) 545-4000 in
Canada and the United States